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Index to Consolidated Financial Statements
Financial Statement Schedule

2012 Annual Report Interactive Brokers

Interactive Brokers is an automated global electronic broker that specializes in catering to financial professionals by offering: • State-of-the-art trading technology • Superior execution capabilities • Worldwide electronic access • Sophisticated risk management tools at exceptionally low costs For 36 years we have been building electronic access trading technology that delivers real advantages to traders, investors and institutions worldwide.

A-/A-2 S&P Credit Rating1 $4.8B equity capital Trade in 100+ markets and 20 countries Superior price executions – significantly better than the industry2 Rated lowest margin rates3 by Barron’s and low cost broker eight years in a row4 by Barron’s Largest U.S. electronic broker with 413,000 DARTs in 20125 (Daily Average Revenue Trades) The future of trading [1] Interactive Brokers LLC [2] Source: The Transaction Auditing Group (TAG). Industry as a whole for the referenced periods according to TAG. For additional information, see www.interactivebrokers.com/bestexecution [3] Interactive Brokers’ margin rates are the lowest of the entire group surveyed, according to Barron’s online broker review Making the Right Connection - March 14, 2011. Barron’s is a registered trademark of Dow Jones & Company, Inc. [4] For additional information regarding Barron’s rating of low cost broker, see www.interactivebrokers.com/compare [5] Daily Average Revenue Trades (DARTs) are based on customer orders.

Dear Fellow Shareholders, 2012 was a difficult year for Interactive Brokers Group and our industry. Global financial transaction volume continued to diminish and financial professionals, reluctant or unable to leave the industry, are competing ever more desperately for whatever opportunities still remain. The continuing role of market makers is being called into question. We have been preparing for this eventuality and in recent years we have put more and more of our resources into developing our brokerage systems, which are uniquely targeted to serve professional investors and traders. As a result, we are proud to offer a brokerage platform that is unparalleled among its peers for low cost, exceptional execution quality, versatility and breadth of products. In planning our business we aim to ride on the front edge of long-term trends. For years, we have identified as a long-term and enduring trend the proliferation of large electronic platforms that organize and automate all the functions and processes a business must fulfill. Please think of the software supporting Wal-Mart’s inventory or Amazon’s fulfillment centers. By now such software has likely grown into systems that also run the rest of these organizations’ functions. This is not unlike Interactive Brokers, in which our trading and back office software has been integrated with our customer service, account and market data management systems, our treasury, securities lending, accounting, compliance and regulatory systems, and our management information systems. Such integrated, multi-function platforms are becoming ever more prevalent in almost all industries. They reduce time and labor requirements, errors, and costs. Price compression and unemployment rise in their wake, hopefully followed not too far behind by emerging new technologies and industries. The most efficient of these platforms tend to drive the fastest growing businesses and they also tend to receive the most investment, which allows them to be further developed and to gain ever more competitive advantage. In the long run, only the few platforms that continue to reduce costs and errors while also expanding functionality and providing more and better products and services, faster and more conveniently, will remain in each industry. Your task as investors is to identify these winners and our task at Interactive Brokers is to assure that we are among them. Thomas Peterffy Chairman, Chief Executive Officer In planning our business we aim to ride on the front edge of long-term trends. “ ”

Our differentiators We invite you to learn more These are the key areas that have defined our success and that continue to drive customers to Interactive Brokers. Financial strength and stability In the wake of the headlines over brokerage failures, we continue to emphasize our strong capital position and conservative, liquid balance sheet, our A-/A-2 S&P credit rating and automated risk controls that protect IB and its customers from excessive trading losses. Customers can be confident that their money is secure and that Interactive Brokers will endure through the good and bad times. Low cost and best execution Customers understand the impact of costs on their results, especially active traders like ours, and this has probably been the strongest driver of customers to our platform. Global access Our customers literally have the world’s markets at their fingertips. They can trade on over 100 market centers in 20 countries and 21 currencies, and have direct market access to stocks, options, futures, forex, bonds, ETFs and CFDs from a single IB Universal AccountTM. Award winning technology Awarded a 4.5 star rating by Barron’s magazine in Best for Frequent Traders category1, we build electronic access trading technology that delivers real advantages to traders, investors and institutions worldwide. [1] According to Barron’s Cut the Cord - March 12, 2012, Interactive Brokers was awarded 4.5 stars to qualify for the top two for Best for Frequent Traders.

Our differentiators have driven industry leading growth

17% CAGR
95
111
134
158
189
210
'07
'08
'09
'10
'11
'12

Accounts
(thousands)

30% CAGR
$8.8
$8.9
$15.2
$22.1
$25.1
$32.9
'07
'08
'09
'10
'11
'12

Customer Equity
($ in billions)

9% CAGR
265
357
347
379
444
413
'07
'08
'09
'10
'11
'12

Total Daily Average Revenue Trades
(thousands)

12% CAGR
$194.0
$222.4
$229.6
$274.0
$370.3
$341.7
'07
'08
'09
'10
'11
'12

Brokerage Pretax Profit
($ in millions)

Accounts (thousands) ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 95 111 134 158 189 210 Customer Equity ($ in billions) ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 $8.8 $8.9 $15.2 $22.1 $25.1 $32.9 Total Daily Average Revenue Trades (thousands) ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 265 357 347 379 444 413 Brokerage Pretax Profit ($ in millions) ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 $194.0 $222.4 $229.6 $274.0 $370.3 $341.7 17% CAGR 30% CAGR 9% CAGR 12% CAGR Our differentiators have driven industry leading growth We measure the growth and success of our brokerage business by the metrics below. Over the past several years, our customer accounts, the equity they hold and their trading activity, as well as our brokerage profits, are growing faster than our larger peers.

Financial strength and stability

Our customers take comfort in the fact that

Liquid Balance Sheet
98.7% Liquid
$40
$35
$30
$25
$20
$15
$10
$5
$0
Billions USD
'07
'08
'09
'10
'11
'12
Liquid Assets
Total Assets

Low Financial Leverage
Paid $1B special dividend
Paid $400M special dividend
$6
$5
$4
$3
$2
$1
$0
Billions USD
'07
'08
'09
'10
'11
'12
IBG LLC Equity
IBG LLC Debt

‘07 ‘08 ‘09 ‘10 ‘11 ‘12 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 $0 $1 $2 $3 $4 $5 $6 $0 $5 $10 $15 $20 $25 $30 $35 $40 Liquid Balance Sheet Low Financial Leverage Billions USD Liquid Assets Total Assets Billions USD IBG LLC Equity IBG LLC Debt 98.7% Liquid Paid $400M special dividend Paid $1B special dividend Financial strength and stability Our customers take comfort in the fact that • Our executive officers have an average tenure of 27 years with the firm • Employees and affiliates collectively own over 88% of the company • Our brokerage business conducts no proprietary trading • We hold no material positions in over-the counter securities or derivatives

$25K U.S. Margin Loan Rates1 U.S. Commission Rates1 $200K $1.5M $3.5M 1.62% 1.37% 0.99% 0.76% 100 Shares 1 Stock Option 1 E-mini S&P 500 Future $1.00 $1.00 $0.85 Execution Price Improvement Comparison* Interactive Brokers Industry IB Advantage $0.72 $0.86 €0.37 US Stocks (per 100 shares) US Options (per contract) European Stocks (per 100 shares) $0.31 $0.62 €-1.39 $0.41 $0.24 €1.76 Low cost and best execution Rates were obtained on February 1, 2013. [1] For additional information regarding commissions and margin loan rates, see www.interactivebrokers.com/compare. IB calculates the interest charged on margin loans using the applicable rates for each interest rate tier and currency listed on its website. For additional information on margin loan rates, see www.interactivebrokers.com/interest [2] For additional information on best price execution see www.interactivebrokers.com/bestexecution * Based on independent measurements, the Transaction Auditing Group, Inc. (TAG), a third-party provider of transaction analysis, has determined that Interactive Brokers’ US stock and options price executions were significantly better than the industry2 during the second half of 2012. Net Dollar Price Improvement vs. National Best Bid/Offer2 Significantly better than the industry as a whole for the second half of 2012. Source: The Transaction Auditing Group, Inc. (TAG), a third-party provider of transaction analysis. Our commissions and margin rates are among the lowest in the industry1. This distinction, combined with IB SmartRoutingSM which achieves the industry’s best execution, gives our customers a clear advantage.

% Profit % Loss Total Accounts Spread Markups Q4 2012 Percentage of profitable and unprofitable accounts as reported to the NFA Interactive Brokers Broker 1 Broker 2 Broker 3 46.5% 43.0% 40.5% 36.0% 53.5% 57.0% 59.5% 64.0% 16,712 610 21,704 10,566 NO3 YES YES YES The same philosophy and technology that enabled our clients to achieve superior forex trading results also drives our clients’ trading and investing of stocks, options, futures and bonds worldwide. We have always strived to offer the best price execution and lowest trading and financing costs so our customers can realize more profits. “ ” – Thomas Peterffy, CEO Lower investment costs will increase your overall return on investment, but lower costs do not guarantee that your investment will be profitable. Supporting documentation for any claims and statistical information will be provided upon request. [3] Interactive Brokers charges a discrete commission of 0.2 basis points * Trade Value with a USD 2.50 minimum. There is a substantial risk of loss in foreign exchange trading. The settlement date of foreign exchange trades can vary due to time zone differences and bank holidays. When trading across foreign exchange markets, this may necessitate borrowing funds to settle foreign exchange trades. The interest rate on borrowed funds must be considered when computing the cost of trades across multiple markets. Data provided by forexmagnates.com, includes the impact of any commissions Interactive Brokers’ Customers Top Forex Trading Results

A global platform . . . IB Office Locations IB Electronic Market Access We have a substantial head start in building the world’s largest and most globally diverse trading platform. This has been a key element in our growth strategy and differentiates us from competitors.

...serving a diversified customer base

Accounts by Region

Europe & Africa
27%
Other
10%
U.S.
45%
Asia-Pacific & Middle East
18%

Customer Segments[1]

Introducing brokers
11%
Hedge and mutual funds
6%
Individual traders and investors
41%
Proprietary trading groups
16%
Financial advisors
26%

[1] Customer equity at December 31, 2012.

Accounts by Region Europe & Africa 27% Asia-Pacific & Middle East 18% Other 10% U.S. 45% Customer Segments1 Individual traders and investors 41% Proprietary trading groups 16% Introducing brokers 11% Hedge and mutual funds 6% Financial advisors 26% serving a diversified customer base Our customers reside in over 170 countries and institutional accounts are our fastest growing segment. [1] Customer equity at December 31, 2012.

Award Winning Technology • Best Trading Experience & Technology • Best for International Traders • Best Range of Offerings • Best for Frequent Traders Wall Street Letter 2012 Institutional Trading Awards • Best Use of Technology Broker-Dealer • Best Broker-Dealer Options Rated - Best Online Broker by BARRON’s 2012 • Best Portfolio Analysis & Reports • Low Cost for the 8th consecutive year • Best Overall Recognized as an industry leader

2012 Technology Enhancements Mobile Trading Assistant Our powerful servers simultaneously monitor global market action, account performance, and the performance of each of your positions, and proactively inform you of significant developments in real time. Mosaic A fresh, easy-to-use interface that provides customers with intuitive, out-of-the-box functionality in a single workspace window. IB Money Manager Marketplace The first electronic meeting place for Wealth and Money Manager advisors. Money Managers with expertise in investing and trading post their credentials and Wealth Managers search IB’s database and contact Money Managers. Continuously enhancing the value of our trading technology and customer experience Trading Assistant World Markets Account Performance Position Performance

Since our inception, we have focused on developing sophisticated trading software that can navigate the world’s markets at top speeds and seek out the best pricing, and deliver this technology to our customers in a single, powerful platform. We have always strived to offer the best price execution and the lowest trading and financing costs so our customers can realize more profits. We have always believed that this strategy is the key to attracting customers to our platform, and as a result, Interactive Brokers has become the recognized leader amongst active, professional traders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2012

Commission File Number: 001-33440

INTERACTIVE BROKERS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	30-0390693 (I.R.S. Employer Identification No.)

One Pickwick Plaza
Greenwich, Connecticut 06830
(Address of principal executive office)

(203) 618-5800
(Registrant's telephone number, including area code)

         Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of the each exchange on which registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

         Securities registered pursuant to Section 12(g) of the Act: None

         Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the securities act. Yes ☒    No ☐.

         Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the act. Yes ☐    No ☒.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐.

         Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

         Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒.

         The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the registrant was approximately $699,028,556 computed by reference to the $14.72 closing sale price of the common stock on the NASDAQ Global Select Market, on June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter.

         As of March 1, 2013, there were 47,499,739 shares of the issuer's Class A common stock, par value $0.01 per share, outstanding and 100 shares of the issuer's Class B common stock, par value $0.01 per share, outstanding.

         Documents Incorporated by Reference:    Portions of Registrant's definitive proxy statement for its 2012 annual meeting of shareholders are incorporated by reference in Part III of this Form 10-K.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have included or incorporated by reference in this Annual Report on Form 10-K, and from time to time our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. These statements include statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, among other things, and may also include our belief regarding the effect of various legal proceedings, as set forth under "Legal Proceedings" in Part I, Item 3 of this Annual Report on Form 10-K, as well as statements about the objectives and effectiveness of our liquidity policies, statements about trends in or growth opportunities for our businesses, in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed below and under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K.

        Factors that could cause actual results to differ materially from any future results, expressed or implied, in these forward-looking statements include, but are not limited to, the following:

  •
  general economic conditions in the markets where we operate;

  •
  increased industry competition and downward pressures on bid/offer spreads and electronic brokerage commissions;

  •
  risks inherent to the electronic market making and brokerage businesses;

  •
  implied versus actual price volatility levels of the products in which we make markets;

  •
  the general level of interest rates;

  •
  failure to protect or enforce our intellectual property rights in our proprietary technology;

  •
  our ability to keep up with rapid technological change;

  •
  system failures and disruptions;

  •
  non-performance of third-party vendors;

  •
  conflicts of interest and other risks due to our ownership and holding company structure;

  •
  the loss of key executives and failure to recruit and retain qualified personnel;

  •
  the risks associated with the expansion of our business;

  •
  our possible inability to integrate any businesses we acquire;

  •
  compliance with laws and regulations, including those relating to the securities industry; and

  •
  other factors discussed under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K or elsewhere in this Annual Report on Form 10-K.

        We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this Annual Report on Form 10-K.

 PART I

ITEM 1.    BUSINESS

Overview

        Interactive Brokers Group, Inc. ("IBG, Inc." or the "Company") is an automated global electronic broker and market maker specializing in routing orders and executing and processing trades in securities, futures, foreign exchange instruments, bonds and mutual funds on more than 100 electronic exchanges and trading venues around the world. In the U.S., our business is conducted from our headquarters in Greenwich, Connecticut, Chicago, Illinois and Jersey City, New Jersey. Abroad, we conduct business through offices located in Canada, England, Switzerland, Hong Kong, India, Australia and Japan. At December 31, 2012 we had 891 employees worldwide.

        IBG, Inc. is a holding company and our primary assets are our ownership of approximately 11.9% of the membership interests of IBG LLC (the "Group"), the current holding company for our businesses. We are the sole managing member of IBG LLC. On May 3, 2007, IBG, Inc. priced its initial public offering (the "IPO") of shares of common stock. In connection with the IPO, IBG, Inc. purchased 10.0% of the membership interests in IBG LLC and began to consolidate IBG LLC's financial results into its financial statements. When we use the terms "we," "us," and "our," we mean IBG LLC and its subsidiaries for periods prior to the IPO, and IBG, Inc. and its subsidiaries (including IBG LLC) for periods from and after the IPO. Unless otherwise indicated, the term "common stock" refers to the Class A common stock of IBG, Inc.

        We are a successor to the market making business founded by our Chairman and Chief Executive Officer, Thomas Peterffy, on the floor of the American Stock Exchange in 1977. Since our inception, we have focused on developing proprietary software to automate broker-dealer functions. During that time, we have been a pioneer in developing and applying technology as a financial intermediary to increase liquidity and transparency in the capital markets in which we operate. The advent of electronic exchanges in the last 22 years has provided us with the opportunity to integrate our software with an increasing number of exchanges and trading venues into one automatically functioning, computerized platform that requires minimal human intervention. Three decades of developing our automated market making platform and our automation of many middle and back office functions has allowed us to become one of the lowest cost providers of broker- dealer services and significantly increase the volume of trades we handle.

        Our activities are divided into two principal business segments: (1) electronic brokerage and (2) market making:

  •
  As a direct market access broker, we serve the customers of both traditional brokers and prime brokers. We provide our customers with an advanced order management, trade execution and portfolio management platform at a very low cost. Our customers can simultaneously access different financial markets worldwide and trade across multiple asset classes (stocks, options, futures, foreign exchange ("forex"), bonds and mutual funds) denominated in 21 different currencies, on one screen, from a single account based in any major currency. Our large bank and broker-dealer customers may "white label" our trading interface (i.e., make our trading interface available to their customers without referencing our name), or can select from among our modular functionalities, such as order routing, trade reporting or clearing on specific products or exchanges where they may not have up-to-date technology, to offer their customers a complete global range of services and products. During the fourth quarter of 2011, we introduced the Interactive Brokers Information System ("IBIS"). IBIS is a comprehensive and customizable market information workspace, which provides subscribers with real-time market data, research, analytics, stock scanners, charts and alerts. To provide greater value to our customers we decided to make IBIS available to all of our existing customers free of charge this past year.

  •
  As a market maker, we provide continuous bid and offer quotations on over 867,000 securities and futures products listed on electronic exchanges around the world. Our quotes are driven by proprietary mathematical models that assimilate market data and reevaluate our outstanding quotes each second. Unlike firms that trade over-the-counter ("OTC") derivative products, our business creates liquidity and transparency on electronic exchanges.

        Our electronic brokerage and market making businesses are complementary. Both benefit from our combined scale and volume, as well as from our proprietary technology. Our brokerage customers benefit from the technology and market structure expertise developed in our market making business. The expense of developing and maintaining our unique technology, clearing, settlement, banking and regulatory structure required by any specific exchange or market center is shared by both of our businesses. This, in turn, enables us to provide lower transaction costs to our customers than our competitors, whether they use our services as a broker, market maker or both. In addition, we believe we gain a competitive advantage by applying the software features we have developed for a specific product or market to newly-introduced products and markets over others who may have less automated facilities in one or both of our businesses or who operate only in a subset of the exchanges and market centers on which we operate. Our trading system contains unique architectural aspects that, together with our massive trading volume in markets worldwide, may impose a significant barrier to entry for firms wishing to compete in our specific businesses and permit us to compete favorably against our competitors.

        Our internet address is www.interactivebrokers.com and the investor relations section of our web site is located at www.interactivebrokers.com/ir. We make available free of charge, on or through the investor relations section of our web site, this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, related Interactive Data exhibits, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC"). Also posted on our web site are our Bylaws, our Amended and Restated Certificate of Incorporation, charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our board of directors, our Accounting Matters Complaint Policy, our Whistle Blower Hotline, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics governing our directors, officers and employees. Within the time periods required by SEC and the NASDAQ Stock Market ("NASDAQ"), we will post on our web site any amendment to the Code of Business Conduct and Ethics and any waiver applicable to any executive officer, director or senior financial officer. In addition, our web site includes information concerning purchases and sales of our equity securities by our executive officers and directors, as well as disclosure relating to certain non-GAAP financial measures (as defined in Regulation G) promulgated under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") that we may make public orally, telephonically, by webcast, by broadcast or by similar means from time to time.

        Our Investor Relations Department can be contacted at Interactive Brokers Group, Inc., Eight Greenwich Office Park, Greenwich, Connecticut 06831, Attn: Investor Relations, telephone: 203-618-4070, e-mail: investor-relations@interactivebrokers.com.

Segment Operating Results

		Year Ended December 31,
		2012	2011	2010
		(in millions)
Electronic Brokerage	Net revenues	$670.4	$691.5	$547.3
	Non-interest expenses	328.7	321.2	273.3

	Income before income taxes	$341.7	$370.3	$274.0

	Pre-tax profit margin	51%	54%	50%
Market Making	Net revenues	$459.6	$698.5	$379.2
	Non-interest expenses	271.0	285.3	291.0

	Income before income taxes	$188.6	$413.2	$88.2

	Pre-tax profit margin	41%	59%	23%
Corporate	Net revenues	$0.5	$(31.7)	$(4.4)
	Non-interest expenses	3.8	10.7	20.4

	Income (loss) before income taxes	$(3.3)	$(42.4)	$(24.8)

Total	Net revenues	$1,130.5	$1,358.3	$922.1
	Non-interest expenses	603.5	617.2	584.7

	Income before income taxes	$527.0	$741.1	$337.4

	Pre-tax profit margin	47%	55%	37%

        Financial information concerning our business segments for each of 2012, 2011 and 2010 is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes thereto, which are in Part II, Items 7 and 8 of this Annual Report on Form 10-K.

Electronic Brokerage—Interactive Brokers

        Electronic brokerage represented 59% of 2012 net revenues from electronic brokerage and market making combined. We conduct our electronic brokerage business through our Interactive Brokers ("IB") subsidiaries. As an electronic broker, we execute, clear and settle trades globally for both institutional and individual customers. Capitalizing on the technology originally developed for our market making business, IB's systems provide our customers with the capability to monitor multiple markets around the world simultaneously and to execute trades electronically in these markets at a low cost in multiple products and currencies from a single trading account.

        Since launching this business in 1993, we have grown to approximately 210,000 institutional and individual brokerage customers. We provide our customers with what we believe to be one of the most effective and efficient electronic brokerage platforms in the industry. The following are key highlights of our electronic brokerage business:

  •
  Low Costs—We provide our customers with among the lowest transaction costs in two ways. First, we offer among the lowest execution, commission and financing costs in the industry. Second, our customers benefit from our advanced routing of orders designed to achieve the best available trade price.

  •
  Risk Control—Throughout the trading day, we calculate margin requirements for each of our customers on a real-time basis across all product classes (stocks, options, futures, bonds, forex, and mutual funds) and across all currencies. Our customers are alerted to approaching margin violations and if a customer's equity falls below what is required to support that customer's margin, we automatically liquidate positions on a real-time basis to bring the customer's account into margin compliance. This is done to protect IB, as well as the customer, from excessive losses.

  •
  IB Universal AccountSM—From a single point of entry in one IB Universal AccountSM our customers are able to trade products denominated in 21 currencies, across multiple classes of tradable, exchange-listed products, including stocks, options, futures, bonds, forex and mutual funds traded on more than 100 exchanges and market centers and in 20 countries around the world seamlessly. We continue to grow our subsidiaries in India and Japan and our representative office in Shanghai, China. In the United Kingdom, we became a carrying broker, supporting customer trading in gold, silver and Contracts for Differences ("CFDs"), in 2011.

  •
  IB SmartRoutingSM—Our customers benefit from our advanced order routing. IB SmartRoutingSM retains control of the customer's order, continuously searches for the best available price and, unlike most other routers, dynamically routes and re-routes all or parts of a customer's order to achieve optimal execution and among the lowest execution and commission costs in the industry. To highlight the quality of our price executions, we publish on our website independent measurements performed by a third party provider of transaction analysis to illustrate IB's net price improvement versus the industry.

  •
  Flexible and Customizable System—Our platform is designed to provide an efficient customer experience, beginning with a highly automated account opening process and ending with a fast trade execution, with real-time position monitoring. Our sophisticated interface provides interactive real-time views of account balances, positions, profits or losses, buying power and "what-if" scenarios to enable our customers to more easily make informed investment decisions and trade efficiently. Our system is configured to remember the user's preferences and is specifically designed for multi-screen systems. When away from their main workstations, customers are able to access their accounts through our IB WebTraderSM or MobileTrader interfaces.

  •
  Interactive AnalyticsSM and IB Options AnalyticsSM—We offer our customers state-of-the-art tools, which include a customizable trading platform, advanced analytic tools and sophisticated order types such as guaranteed combination trades. IB also provides real-time option analytics, an arbitrage meter (a tool that illustrates the extent of the premium (or discount) of the lead month futures price above (or below) its fair future value with respect to the index price) and various combinations of charts and other analytical tools.

  •
  IB Risk NavigatorSM—We offer free to all customers our real-time market risk management platform that unifies exposure across multiple asset classes around the globe. The system is capable of identifying overexposure to risk by starting at the portfolio level and drilling down into successively greater detail within multiple report views. Report data is updated every ten seconds or upon changes to portfolio composition. Predefined reports allow the summarization of a portfolio from different risk perspectives, and allow views of Exposure, Value at Risk ("VaR"), Delta, Gamma, Vega and Theta, profit and loss and position quantity measures for the different portfolio views. The system also offers the customer the ability to modify positions through "what-if" scenarios that show hypothetical changes to the risk summary.

  •
  White Labeling—Our large bank and broker-dealer customers may "white label" our trading interface or can select from among our modular functionalities, such as order routing, trade reporting or clearing, on specific products or exchanges where they may not have up-to-date technology, in order to offer to their customers a complete global range of services and products.

  •
  Interactive Brokers Information System—The Interactive Brokers Information System is a comprehensive and customizable market information workspace. Subscribers to this research platform receive real-time market data, research, news services, analytics, stock scanners, charts and alerts.

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  Stock Yield Enhancement Program—This program allows our customers to lend their fully-paid stock shares to IB in exchange for cash collateral. In turn, IB lends these stocks in exchange for collateral and earns stock lending fees. Customers receive 50% of the fees collected from lending their stocks. This allows customers holding fully-paid, long stock positions to enhance their returns.

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  Money Manager Marketplace—This program is the first electronic meeting place that brings together wealth managers and money management advisors. Wealth managers, who focus on gathering client assets, can seek out money managers who have trading expertise in various asset classes and markets. Existing IB professional advisors can log into our account management system and view participating money managers and relevant information, make contact, link accounts and specify amounts for trading. And Money Managers who advertise their expertise in the marketplace can focus on trading, but gain access to a large pool of potential new clients by letting Wealth Advisors take care of client marketing and relationships.

        IB provides its customers with high-speed trade execution at low commission rates, in large part because it utilizes the backbone technology developed for Timber Hill's market making operations. As a result of our advanced electronic brokerage platform, IB attracts sophisticated and active investors. No single customer represents more than 1% of our commissions and execution fees.

Market Making—Timber Hill

        Market making represented 41% of 2012 net revenues from electronic brokerage and market making combined. We conduct our market making business through our Timber Hill ("TH") subsidiaries. As one of the largest market makers on many of the world's leading electronic exchanges, we provide liquidity by offering competitively tight bid/offer spreads over a broad base of over 867,000 tradable, exchange-listed products, including equity derivative products, equity index derivative products, equity securities and futures. As principal, we commit our own capital and derive revenues or incur losses from the difference between the price paid when securities are bought and the price received when those securities are sold. Historically, our profits have been principally a function of transaction volume and price volatility of electronic exchange-traded products rather than the direction of price movements. Other factors, including the ratio of actual to implied volatility and shifts in foreign currency exchange rates, can also have a meaningful impact on our results, as described further in "Business Environment" in Part II, Item 7 of this Annual Report on Form 10-K.

        Our strategy is to calculate quotes at which supply and demand for a particular security are likely to be in balance a few seconds ahead of the market and execute small trades at tiny but favorable differentials. Because we provide continuous bid and offer quotations and we are continuously both buying and selling quoted securities, we may have either a long or a short position in a particular product at a given point in time. As a matter of practice, we will generally not take portfolio positions in either the broad market or the financial instruments of specific issuers in anticipation that prices will either rise or fall. Our entire portfolio is evaluated each second and continuously rebalanced throughout the trading day, thus minimizing the risk of our portfolio at all times. This real-time rebalancing of our portfolio, together with our real-time proprietary risk management system, enables us to curtail risk and to be profitable in both up-market and down-market scenarios. Our quotes are based on our proprietary model rather than customer order flow, and we believe that this approach provides us with a competitive advantage.

        We are a market leader in exchange-traded equity options and equity-index options and futures. Together with our electronic brokerage customers, in 2012 we accounted for approximately 9.7% of exchange-listed equity options traded worldwide and approximately 13.3% of exchange-listed equity options volume traded on those markets in which we actively trade, according to data received from exchanges worldwide. Our ability to make markets in such a large number of exchanges and market centers simultaneously around the world is one of our core strengths and has contributed to the large volumes in our market making business. We engage in market making operations in North and South America, Europe and in the Asia/Pacific regions as described below.

        North and South American Market Making Activities.    Our U.S. market making activities are conducted through Timber Hill LLC ("TH LLC"), a SEC-registered securities broker-dealer that conducts market making in equity derivative products, equity index derivative products and equity securities. Since its inception in 1982, TH LLC has grown to become one of the largest listed options market makers in the United States. As of December 31, 2012, TH LLC held specialist, primary market maker or lead market maker designations in options on approximately 1,190 underlying securities listed in the United States. TH LLC is a member of the Boston Options Exchange, BATS exchange, Chicago Board Options Exchange, Chicago Mercantile Exchange, Chicago Board of Trade, International Securities Exchange, NYSE AMEX Options Exchange, NYSE Arca, OneChicago, NASDAQ OMX PHLX and the New York Mercantile Exchange. TH LLC also conducts market making activities in Mexico at the MEXDER and the Mexican Stock Exchange and in Brazil at the São Paulo Stock Exchange and the Brazilian Mercantile and Futures Exchange. We conduct market making activities in Canada through our Canadian subsidiary, Timber Hill Canada Company ("THC") at the Toronto Stock Exchange and Montreal Exchange. In addition, we participate in stock trading at the notable Electronic Communications Networks ("ECNs") in both the U.S. and Canada.

        European, Asian, and Australian Market Making Activities.    Our European, Asian, and Australian market making subsidiaries, primarily Timber Hill Europe AG ("THE"), conduct operations in 20 countries, comprising the major securities markets in these regions.

        We began our market making operations in Europe in 1990. In Germany and Switzerland, we have been among the largest equity options market makers in terms of volume on Eurex, one of the world's largest futures and options exchanges, which is jointly operated by Deutsche Börse AG and SIX Swiss Exchange. We have also been active in trading German stocks and warrants as a member of XETRA, the German electronic stock trading system, and the Frankfurt and Stuttgart stock exchanges; and in Switzerland as a member of the SIX Swiss Exchange. Our other European operations are conducted on the London Stock Exchange; the Weiner Börse AG; the Copenhagen Stock Exchange; the Helsinki Stock Exchange; the NYSE Euronext exchanges in Amsterdam, Paris, Brussels and London; NASDAQ OMX Nordic in Sweden, Finland and Denmark; the Swedish Stock Exchange; the MEFF and Bolsa de Valores Madrid in Spain; the IDEM and Borsa Valori de Milano in Milan; and the ÖTOB in Vienna.

        Since 1995, we have conducted market making operations in Hong Kong. Our Hong Kong subsidiary, Timber Hill Securities Hong Kong Ltd ("THSHK"), is a member of the cash and derivatives markets of the Hong Kong Exchanges. Since 1997, we have conducted operations in Australia. Our Australian subsidiary, Timber Hill Australia Pty Ltd ("THA"), is a member of the Australian Stock Exchange, and routes orders for its trading on the Sydney Futures Exchange through its affiliate, Interactive Brokers LLC. We commenced trading in Japan during 2002, Korea and Singapore during 2004 and Taiwan in 2007. In 2008, we began our market making operation in India through our subsidiary, Interactive Brokers (India) Private Limited ("IBI"), which is a member of the National Stock Exchange of India and the Bombay Stock Exchange.

        Most of the above trading activities take place on exchanges and all securities and commodities that we trade are cleared by exchange owned or authorized clearing houses.

Technology

        Our proprietary technology is the key to our success. We built our business on the belief that a fully computerized market making system that could integrate pricing and risk exposure information quickly and continuously would enable us to make markets profitably in many different financial instruments simultaneously. We believe that integrating our system with electronic exchanges and market centers results in transparency, liquidity and efficiencies of scale. Together with the IB SmartRoutingSM system and our low commissions, this reduces overall transaction costs to our customers and, in turn, increases our transaction volume and profits. Over the past 35 years, we have developed an integrated trading system and communications network and have positioned our company as an efficient conduit for the global flow of risk capital across asset and product classes on electronic exchanges around the world, permitting us to have one of the lowest cost structures in the industry. We believe that developing, maintaining and continuing to enhance our proprietary technology provides us and our customers with the competitive advantage of being able to adapt quickly to the changing environment of our industry and to take advantage of opportunities presented by new exchanges, products or regulatory changes before our competitors.

        The quotes that we provide as market makers are driven by proprietary mathematical models that assimilate market data and re-evaluate our outstanding quotes each second. Because our technology infrastructure enables us to process large volumes of pricing and risk exposure information rapidly, we are able to make markets profitably in securities with relatively low spreads between bid and offer prices. As market makers, we must ensure that our interfaces connect effectively and efficiently with each exchange and market center where we make markets and that they are in complete conformity with all the applicable rules of each local venue. Utilizing up-to-date computer and telecommunications systems, we transmit continually updated pricing information directly to exchange computer devices and receive trade and quote information for immediate processing by our systems. As a result, we are able to maintain more effective control over our exposure to price and volatility movements on a real-time basis than many of our competitors. This is important, not only because our system must process, clear and settle several hundred thousand market maker trades per day with a minimal number of errors, but also because the system monitors and manages the risk on the entire portfolio, which generally consists of more than fifteen million open contracts distributed among more than 200,000 different products. Using our system, which we believe affords an optimal interplay of decentralized trading activity and centralized risk management, we quote markets in over 867,000 securities and futures products traded around the world.

        In our electronic brokerage business, our proprietary technology infrastructure enables us to provide our customers with the ability to execute trades at among the lowest commission costs in the industry. Additionally, our customers benefit from real-time systems optimization for our market making business. Customer trades are both automatically captured and reported in real time in our system. Our customers trade on more than 100 exchanges and market centers in 20 countries around the world. All of these exchanges are partially or fully electronic, meaning that a customer can buy or sell a product traded on that exchange via an electronic link from his or her computer terminal through our system to the exchange. We offer our products and services through a global communications network that is designed to provide secure, reliable and timely access to the most current market information. We provide our customers with a variety of means to connect to our brokerage systems, including dedicated point-to-point data lines, virtual private networks and the Internet.

        Specifically, our customers receive worldwide electronic access connectivity through our Trader Workstation (our real-time Java-based trading platform), our proprietary Application Programming Interface ("API"), and/or industry standard Financial Information Exchange ("FIX") connectivity. Customers who want a professional quality trading application with a sophisticated user interface utilize our Trader Workstation. Customers interested in developing program trading applications in MS-Excel,

Java, Visual Basic or C++ utilize our API. Large institutions with FIX infrastructure prefer to use our FIX solution for seamless integration of their existing order gathering and reporting applications.

        While many brokerages, including online brokerages, rely on manual procedures to execute many day-to-day functions, IB employs proprietary technology to automate, or otherwise facilitate, many of the following functions:

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  account opening process;

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  order routing and best execution;

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  seamless trading across all types of securities and currencies around the world from one account;

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  order types and analytical tools offered to customers;

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  delivery of customer information, such as confirmations, customizable real-time account statements and audit trails;

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  customer service; and

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  risk management through automated real-time credit management of all new orders and margin monitoring.

Research and Development

        One of our core strengths is our expertise in the rapid development and deployment of automated technology for the financial markets. Our core software technology is developed internally, and we do not generally rely on outside vendors for software development or maintenance. To achieve optimal performance from our systems, we are continuously rewriting and upgrading our software. Use of the best available technology not only improves our performance but also helps us attract and retain talented developers. Our software development costs are low because the employees who oversee the development of the software are the same employees who design the application and evaluate its performance. This also enables us to add features and further refine our software rapidly.

        Our internally-developed, fully integrated trading and risk management systems are unique and transact across all product classes on more than 100 markets and in 23 currencies around the world. These systems have the flexibility to assimilate new exchanges and new product classes without compromising transaction speed or fault tolerance. Fault tolerance, or the ability to maintain system performance despite exchange malfunctions or hardware failures, is crucial to successful market making and ensuring best executions for brokerage customers. Our systems are designed to detect exchange malfunctions and quickly take corrective actions by re-routing pending orders.

        Our company is technology-focused, and our management team is hands-on and technology-savvy. Most members of the management team write detailed program specifications for new applications. The development queue is prioritized and highly disciplined. Progress on programming initiatives is generally tracked on a weekly basis by a steering committee consisting of senior executives. This enables us to prioritize key initiatives and achieve rapid results. All new business starts as a software development project. We generally do not engage in any business that we cannot automate and incorporate into our platform prior to entering into the business.

        The rapid software development and deployment cycle is achieved by our ability to leverage a highly integrated, object oriented development environment. The software code is modular, with each object providing a specific function and being reusable in multiple applications. New software releases are tracked and tested with proprietary automated testing tools. We are not hindered by disparate and often limiting legacy systems assembled through acquisitions. Virtually all of our software has been developed and maintained with a unified purpose.

        For over 35 years, we have built and continuously refined our automated and integrated, real-time systems for world-wide trading, risk management, clearing and cash management, among others. We have also assembled a proprietary connectivity network between us and exchanges around the world. Efficiency and speed in performing prescribed functions are always crucial requirements for our systems. As a result, our trading systems are able to assimilate market data, recalculate and distribute streaming quotes for tradable products in all product classes each second.

Risk Management Activities

        The core of our risk management philosophy is the utilization of our fully integrated computer systems to perform critical, risk-management activities on a real-time basis. In our market making business, our real-time integrated risk management system seeks to ensure that overall IBG positions are continuously hedged at all times, curtailing risk. In our electronic brokerage business, integrated risk management seeks to ensure that each customer's positions are continuously credit checked and brought into compliance if equity falls short of margin requirements, curtailing bad debt losses.

        We actively manage our global currency exposure on a continuous basis by maintaining our equity in a basket of currencies we call the GLOBAL. In 2011, we expanded the composition of the GLOBAL from six to 16 currencies to better reflect the expanding breadth of our businesses around the world. We define the GLOBAL as consisting of fractions of a U.S. dollar, Euro, Japanese yen, British pound, Canadian dollar, Australian dollar, Swiss franc, Hong Kong dollar, Swedish krona, Mexican peso, Danish krone, Norwegian krone, South Korean won, Brazilian real, Indian rupee and Singapore dollar. The Company currently transacts business and is required to manage balances in each of these 16 currencies. The currencies comprising the GLOBAL and their relative proportions can change over time. Additional information regarding our currency hedging strategy is set forth in "Quantitative and Qualitative Disclosures About Market Risk" in Part II, Item 7A of this Annual Report on Form 10-K.

Electronic Brokerage

        IB calculates margin requirements for each of its customers on a real-time basis across all product classes (stocks, options, futures, forex, bonds and mutual funds) and across all currencies. Recognizing that IB's customers are experienced investors, we expect our customers to manage their positions proactively and we provide tools to facilitate our customers' position management. However, if a customer's equity falls below what is required to support that customer's margin, IB will automatically liquidate positions on a real-time basis to bring the customer's account into margin compliance. We do this to protect IB, as well as the customer, from excessive losses and further contributes to our low-cost structure. The entire credit management process is completely automated, and IB does not employ a margin department.

        As a safeguard, all liquidations are displayed on custom built liquidation monitoring screens that are part of the toolset our technical staff uses to monitor performance of our systems at all times the markets around the world are open. In the event our systems absorb erroneous market data from exchanges, which prompts liquidations, risk specialists on our technical staff have the capability to halt liquidations that meet specific criteria. The liquidation halt function is highly restricted.

        IB's customer interface includes color coding on the account screen and pop-up warning messages to notify customers that they are approaching their margin limits. This feature allows customers to take action, such as entering margin reducing trades, to avoid having IB liquidate their positions. These tools and real-time margining allow IB's customers to understand their trading risk at any moment of the day and help IB maintain low commissions, by not having to price in the cost of credit losses.

Market Making

        We employ certain hedging and risk management techniques to protect us from a severe market dislocation. Our risk management policies are developed and implemented by our Chairman and our steering committee, which is comprised of senior executives of our various companies. Our strategy is to calculate quotes a few seconds ahead of the market and execute small trades at a tiny but favorable differential as a result. This is made possible by our proprietary pricing model, which evaluates and monitors the risks inherent in our portfolio, assimilates market data and reevaluates the outstanding quotes in our portfolio each second. Our model automatically rebalances our positions throughout each trading day to manage risk exposures both on our options and futures positions and the underlying securities, and will price the increased risk that a position would add to the overall portfolio into the bid and offer prices we post. Under risk management policies implemented and monitored primarily through our computer systems, reports to management, including risk profiles, profit and loss analysis and trading performance, are prepared on a real-time basis as well as daily and periodical bases. Although our market making is completely automated, the trading process and our risk are monitored by a team of individuals who, in real time, observe various risk parameters of our consolidated positions. Our assets and liabilities are marked-to-market daily for financial reporting purposes and re-valued continuously throughout the trading day for risk management and asset/liability management purposes.

        Over the years, we have expanded our market presence and the number of financial instruments in which we make markets. This diversification acts as a passive form of portfolio risk management.

        We trade primarily the options on stocks (and individual stocks) where the underlying equity market capitalization is greater than $500 million. Throughout the trading day we produce online, real-time profit and loss, risk evaluation, activity and other management reports. Our software assembles from external sources a balance sheet and income statements for our accounting department to reconcile the trading system results.

        The adaptability of our portfolio risk management system and trading methods have allowed us to expand the number of financial instruments traded and the number of markets on which we trade.

Operational Controls

        We have automated the full cycle of controls surrounding the market making and brokerage business. Key automated controls include the following:

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  Our technical operations section continuously monitors our network and the proper functioning of each of our nodes (exchanges, internet service providers ("ISPs"), leased customer lines and our own data centers) around the world.

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  Our real-time credit manager software provides pre- and post-execution controls by:

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  testing every customer order to ensure that the customer's account holds enough equity to support the execution of the order, rejecting the order if equity is insufficient or directing the order to an execution destination without delay if equity is sufficient; and

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  continuously updating a customer account's equity and margin requirements and, if the account's equity falls below its minimum margin requirements, automatically issuing liquidating orders in a smart sequence designed to minimize the impact on account equity.

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  Our market making system continuously evaluates over 867,000 securities and futures products in which we provide bid and offer quotes and changes its bids and offers in such a way as to maintain an overall hedge and a low-risk profile. The speed of communicating with exchanges and market centers is maximized through continuous software and network engineering innovation, thereby allowing the firm to achieve real-time controls over market exposure.

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  Our clearing system captures trades in real-time and performs automated reconciliation of trades and positions, corporate action processing, customer account transfer, options exercise, securities lending and inventory management, allowing the firm to effectively manage operational risk.

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  Our accounting system operates with automated data feeds from clearing and banking systems, allowing the firm to produce financial statements for all parts of our business every day by mid-day on the day following trade date.

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  Software developed to interface with the accounting and market making systems performs daily profit and loss reconciliations, which provide tight financial controls over market making functions.

Transaction Processing

        Our transaction processing is automated over the full life cycle of a trade. Our market making software generates and disseminates to exchanges and market centers continuous bid and offer quotes on over 867,000 tradable, exchange listed products. Our fully automated smart router system searches for the best possible combination of prices available at the time a customer order is placed and immediately seeks to execute that order electronically or send it where the order has the highest possibility of execution at the best price.

        At the moment a trade is executed, our systems capture and deliver this information back to the source, either the market making system or via the brokerage system to the customer, in most cases within a fraction of a second. Simultaneously, the trade record is written into our clearing system, where it flows through a chain of control accounts that allow us to reconcile trades, positions and money until the final settlement occurs. Our integrated software tracks other important activities, such as dividends, corporate actions, options exercises, securities lending, margining, risk management and funds receipt and disbursement.

IB SmartRoutingSM

        IB SmartRoutingSM searches for the best destination price in view of the displayed prices, sizes and accumulated statistical information about the behavior of market centers at the time an order is placed, and IB SmartRoutingSM immediately seeks to execute that order electronically. Unlike other smart routers, IB SmartRoutingSM never relinquishes control of the order, and constantly searches for the best price. It continuously evaluates fast-changing market conditions and dynamically re-routes all or parts of the order seeking to achieve optimal execution. IB SmartRoutingSM represents each leg of a spread order independently and enters each leg at the best possible venue. IB SmartRouting AutorecoverySM re-routes a customer's U.S. options order in the case of an exchange malfunction, with IB undertaking the risk of double executions. In addition, IB SmartRoutingSM checks each new order to see if it could be executed against any of its pending orders. As the system gains more users, this feature becomes more important for customers in a world of multiple exchanges and trading venues and penny priced orders because it increases the possibility of best executions for our customers ahead of customers of other brokers. As a result of this feature, our customers have a greater chance of executing limit orders and can do so sooner than those who use other routers.

Clearing and Margining

        Our activities in the United States are entirely self-cleared. We are a full clearing member of The Options Clearing Corporation ("OCC"), the Chicago Mercantile Exchange Clearing House ("CMECH"), The Depository Trust Clearing Corporation and ICE Clear U.S.

        Due to our large positions in broad based index products, we benefit from the cross-margin system maintained by OCC and CMECH. For example, if we hold a position in an OCC-cleared product and have an offsetting position in a CMECH cleared product, the cross-margin computation takes both positions into account, thereby reducing the overall margin requirement. The reduced margin benefit proves especially useful during times of market stress, such as on days with large price movements when intra-day margin calls may be reduced or eliminated by the cross-margin calculation.

        In addition, we are fully or partially self-cleared in Canada, Great Britain, Switzerland, France, Germany, Belgium, Austria, the Netherlands, Norway, Sweden, Denmark, Finland, Hong Kong, India and Japan.

Customers

        We established our electronic brokerage subsidiary, IB, in 1993 to enhance the use of our global network of trading interfaces, exchange and clearinghouse memberships and regulatory registrations assembled over the prior 16 years to serve our market making business. We realized that electronic access to market centers worldwide through our network could easily be utilized by the very same floor traders and trading desk professionals who, in the coming years, would be displaced by the conversion of exchanges from open outcry to electronic systems.

        We currently service approximately 210,000 cleared customer accounts. Our customers reside in approximately 175 countries around the world.

        The target IB customer is one that requires the latest in trading technology, derivatives expertise, and worldwide access and expects low overall transaction costs. IB's customers are mainly comprised of "self-service" individuals, former floor traders, trading desk professionals, electronic retail brokers, financial advisors who are comfortable with technology, banks that require global access and hedge funds.

        Our customers fall into three groups based on services provided: cleared customers, trade execution customers and wholesale customers. By offering portfolio margining, we have been able to persuade more of our trade execution hedge fund customers to utilize our cleared business solution, which benefits the hedge funds in terms of cost savings. Many prime brokers once offered increased leverage over Regulation T credit limitations and NYSE margin requirements through offshore entities and joint back office arrangements. Following the market turmoil of late 2008 and the resulting tightening of credit, we observed competition in this area diminish. Through portfolio margining, IB is able to offer similar leverage with lower margin requirements that reflect the reduced risk of a hedged portfolio.

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  Cleared Customers:    We provide trade execution and clearing services to our cleared customers who are generally attracted to our low commissions, low financing rates, high interest paid and best price execution. From small market making groups and individual market makers, our cleared customer base has expanded over the years to include institutional and individual traders and investors, financial advisors and introducing brokers.

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  Trade Execution Customers:    We offer trade execution for customers who choose to clear with another prime broker or a custodian bank; these customers are able to take advantage of our low commissions for trade execution as well as our best price execution.

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  Wholesale Customers:    Our wholesale customers, which include some of the largest banks and retail electronic brokers, are generally self-clearing. These customers count on us for our superior options and option/stock combination trade routing and execution and our ability to assist them in satisfying their regulatory requirements to provide best execution to their customers.

        Our non-cleared customers include large online brokers and increasing numbers of the proprietary and customer trading units of U.S., Canadian and European commercial banks. These customers are attracted by the IB SmartRouting SM technology as well as our direct access to stock, options, futures, forex and bond markets worldwide.

        Our customers receive worldwide electronic access connectivity in one of three ways: the Trader Workstation (our real-time Java-based trading platform), our proprietary API, and/or industry standard FIX connectivity.

Employees and Culture

        We take pride in our technology-focused company culture and embrace it as one of our fundamental strengths. We remain committed to improving our technology, and we try to minimize corporate hierarchy to facilitate efficient communication among employees. We have assembled what we believe is a highly talented group of employees. As we grow, we expect to continue to provide significant rewards for our employees who provide significant value to us and the world's financial markets.

        As of December 31, 2012, we had 891 employees, all of whom were employed on a full-time basis. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Competition

Electronic Brokerage

        The market for electronic brokerage services is rapidly evolving and highly competitive. IB believes that it fits neither within the definition of a traditional broker nor that of a prime broker. IB's primary competitors include offerings targeted to professional traders by large retail online brokers (such as TD Ameritrade's thinkorswim, E*TRADE Pro business, and The Charles Schwab Corporation's StreetSmart Pro and optionsXpress businesses) and the prime brokerage and electronic brokerage arms of major investment banks and brokers (such as Goldman Sachs' REDIPlus business and Morgan Stanley's Passport business). We also encounter competition to a lesser extent from full commission brokerage firms including Bank of America Merrill Lynch and Morgan Stanley Smith Barney, as well as other financial institutions, most of which provide online brokerage services. The electronic brokerage businesses of many of our competitors are relatively insignificant in the totality of their firms' business. IB provides access to a global range of products from a single IB Universal AccountSM and professional level executions and pricing, which positions it in competition with niche direct-access providers and prime brokers. In addition to offering low commissions and financing rates, IB provides sophisticated order types and analytical tools that give a competitive edge to its customers.

Market Making

        Historically, competition has come from registered market making firms which range from sole proprietors with very limited resources to large, integrated broker-dealers. Today, Timber Hill's major competitors continue to be large broker-dealers, such as Goldman Sachs, Morgan Stanley, UBS, Citigroup, Bank of America Merrill Lynch, and niche players such as Citadel, Susquehanna, Wolverine Trading, Group One Trading, Peak6 and Getco. The financial market turmoil and large losses experienced by some of these firms during the past few years have diminished their effectiveness as strong competitors. Some of our competitors in market making are larger than we are and have more captive order flow, although this is less true with respect to our narrow focus on options, futures and ETFs listed on electronic exchanges.

        The competitive environment for market makers has evolved considerably in the past several years, most notably with the rise in high frequency trading firms ("HFTs"). HFTs transact significant trading volume on electronic exchanges by using complex algorithms and high speed execution software that analyzes market conditions. Before 2010, many HFTs that were not registered market makers were able to act similarly to market makers on exchanges that maintain a traditional fee model, and use their customer status to gain advantages over registered market makers. In particular, they did not pay exchange fees and their orders were given priority over registered market makers who were bidding and offering at the same prices. In early 2010, several exchanges implemented rules to remove these advantages and charge HFTs exchanges fees, thus helping to level the playing field for market participants. However, HFTs that are not registered market makers operate with fewer regulatory restrictions and are able to move more quickly and trade more cheaply. This is currently an area of focus amongst regulators who are examining the practices of HFTs and their impact on market structure.

        To compete successfully, we believe that we must have more sophisticated, versatile and robust software than our competitors. This is our primary focus, as contrasted with many of our competitors. With respect to these competitors, Timber Hill maintains the advantage of having had much longer experience with the development and usage of its proprietary electronic brokerage and market making systems. Market conditions that are difficult for other market participants often present Timber Hill with the opportunities inherent in diminished competition. Our advantage is our expertise and decades of single-minded focus on developing our technology. This enables us to have a unique platform specializing strictly in electronic market making and brokerage.

Regulation

        Our securities and derivatives businesses are extensively regulated by U.S. federal and state regulators, foreign regulatory agencies, numerous exchanges and self-regulatory organizations ("SROs") of which our subsidiaries are members. In the current era of heightened regulation of financial institutions, we expect to incur increasing compliance costs, along with the industry as a whole.

Overview

        As registered U.S. broker-dealers, Interactive Brokers LLC ("IB LLC") and TH LLC are subject to the rules and regulations of the Exchange Act, and as members of various exchanges, we are also subject to such exchanges' rules and requirements. Additionally, as registered futures commission merchants, IB LLC and TH LLC are subject to the Commodity Exchange Act and rules promulgated by the Commodity Futures Trading Commission ("CFTC") and the various commodity exchanges of which they are members. Finally, we are subject to the requirements of various self-regulatory organizations such as the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). Our foreign affiliates are similarly regulated under the laws and institutional framework of the countries in which they operate.

        U.S. broker-dealers and futures commission merchants are subject to laws, rules and regulations that cover all aspects of the securities and derivatives business, including:

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  sales methods;

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  trade practices;

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  use and safekeeping of customers' funds and securities;

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  capital structure;

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  record-keeping;

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  financing of customers' purchases; and

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  conduct of directors, officers and employees.

        In addition, the businesses that we may conduct are limited by our agreements with and our oversight by FINRA. Participation in new business lines, including trading of new products or participation on new exchanges or in new countries often requires governmental and/or exchange approvals, which may take significant time and resources. As a result, we may be prevented from entering new businesses that may be profitable in a timely manner, or at all.

        As certain of our subsidiaries are members of FINRA, we are subject to certain regulations regarding changes in control of our ownership. FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a change in control of a member firm. The FINRA defines control as ownership of 25% or more of the firm's equity by a single entity or person and would include a change in control of a parent company. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by FINRA.

Net Capital Rule

        The SEC, FINRA, CFTC and various other regulatory agencies within the United States have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Generally, a broker-dealer's capital is net worth plus qualified subordinated debt less deductions for certain types of assets. The Net Capital Rule requires that at least a minimum part of a broker-dealer's assets be maintained in a relatively liquid form.

        If these net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, our operations that require the intensive use of capital would be limited. A large operating loss or charge against our net capital could adversely affect our ability to expand or even maintain these current levels of business, which could have a material adverse effect on our business and financial condition.

        The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria. These rules also dictate the ratio of debt-to-equity in the regulatory capital composition of a broker-dealer, and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators could ultimately lead to the firm's liquidation. Additionally, the Net Capital Rule and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to and approval from the SEC and FINRA for certain capital withdrawals.

        At December 31, 2012, aggregate excess regulatory capital for all of the operating companies was $2.56 billion.

        TH LLC and IB LLC are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act and the CFTC's minimum financial requirements (Regulation 1.17), and THE is subject to the Swiss Financial Market Supervisory Authority eligible equity requirement. Additionally, THSHK is subject to the Hong Kong Securities Futures Commission liquid capital requirement, THA is subject to the Australian Stock Exchange liquid capital requirement, THC and IBC are subject to the Investment Industry Regulatory Organization of Canada risk adjusted capital requirement, IBUK is subject to the U.K. Financial Services Authority financial resources requirement, IBI is subject to the National Stock Exchange of India net capital requirements and IBSJ is subject to the Japanese

Financial Supervisory Agency capital requirements. The following table summarizes capital, capital requirements and excess regulatory capital (millions):

	Net Capital/ Eligible Equity	Requirement	Excess
IB LLC	$1,633	$219	$1,414
TH LLC	394	42	352
THE	646	211	435
Other regulated Operating Companies	379	24	355

	$3,052	$496	$2,556

        At December 31, 2012, all of the operating companies were in compliance with their respective regulatory capital requirements. For additional information regarding our net capital requirements see Note 17 to the consolidated financial statements in Part II , Item 8 of this Annual Report on Form 10-K.

Protection of Customer Assets

        To conduct customer activities, IB LLC is obligated under rules mandated by its primary regulators, the SEC and the CFTC, to segregate cash or qualified securities belonging to customers. In accordance with the Securities Exchange Act of 1934, IB LLC is required to maintain separate bank accounts for the exclusive benefit of customers. In accordance with the Commodity Exchange Act, IB LLC is required to segregate all monies, securities and property received from commodities customers in specially designated accounts.

        To further enhance the protection of our customers' assets, in 2011 IB LLC sought and received approval from FINRA to perform and report the reserve computation on a daily basis, instead of once per week. IB LLC initiated daily computations in December 2011, along with daily adjustments of the money set aside in safekeeping for our customers.

Supervision and Compliance

        Our Compliance Department supports and seeks to ensure proper operations of our market making and electronic brokerage businesses. The philosophy of the Compliance Department, and our company as a whole, is to build automated systems to try to eliminate manual steps and errors in the compliance process and then to augment these systems with human staff who apply their judgment where needed. We have built automated systems to handle wide-ranging compliance issues such as trade and audit trail reporting, financial operations reporting, enforcement of short sale rules, enforcement of margin rules and pattern day trading restrictions, review of employee correspondence, archival of required records, execution quality and order routing reports, approval and documentation of new customer accounts, and anti-money laundering and anti-fraud surveillance. In light of our automated operations and our automated compliance systems, we have a smaller and more efficient Compliance Department than many traditional securities firms. Nonetheless, we have increased the staffing in our Compliance Department over the past several years to meet the increased regulatory burdens faced by all industry participants.

        IB LLC and TH LLC each has a Chief Compliance Officer who reports to its General Counsel and its internal audit and compliance committee. These Chief Compliance Officers, plus certain other senior staff members, are FINRA-registered principals with supervisory responsibility over the various aspects of our businesses. Staff members in the Compliance Department or in other departments of the firm are also registered with FINRA, NFA or other regulatory organizations.

Patriot Act and Increased Anti-Money Laundering ("AML") and "Know Your Customer" Obligations

        Registered broker-dealers traditionally have been subject to a variety of rules that require that they "know their customers" and monitor their customers' transactions for suspicious financial activities. With the passage of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act"), broker-dealers are now subject to even more stringent requirements. Likewise, the SEC, CFTC, foreign regulators, and the various exchanges and SROs, of which IB companies are members, have passed numerous AML and customer due diligence rules. Significant criminal and civil penalties can be imposed for violations of the Patriot Act, and significant fines and regulatory penalties for violations of other governmental and SRO AML rules.

        As required by the Patriot Act and other rules, we have established comprehensive anti-money laundering and customer identification procedures, designated an AML compliance officer, trained our employees and conducted independent audits of our program. Our anti-money laundering screening is conducted using a mix of automated and manual reviews and has been structured to comply with regulations. We collect required information through our new account opening process and then screen accounts with databases for the purposes of identity verification and for review of negative information and appearance on the Office of Foreign Assets and Control, Specially Designated Nationals and Blocked Persons lists. Additionally, we have developed methods for risk control and continue to add upon specialized processes, queries and automated reports designed to identify money laundering, fraud and other suspicious activities.

Dodd-Frank Reform Act

        The Dodd-Frank Wall Street Reform and Consumer Protection Act will be imposing stricter reporting and disclosure requirements on the financial services industry. Management is monitoring this and other accounting and regulatory rulemaking developments for their potential effect on the Company's financial statements and internal controls over financial reporting.

Business Continuity Planning

        Federal regulators and industry self-regulatory organizations have passed a series of rules in the past several years requiring regulated firms to maintain business continuity plans that describe what actions firms would take in the event of a disaster (such as a fire, natural disaster or terrorist incident) that might significantly disrupt operations. IB has developed business continuity plans that describe steps that the firm and its employees would take in the event of various scenarios. The firm has built a backup site for certain key operations at its Chicago facilities that would be utilized in the event of a significant outage at the firm's Greenwich headquarters. In addition, the firm has strengthened the infrastructure at its Greenwich headquarters and has built redundancy of systems so that certain operations can be handled from multiple offices. The firm continually evaluates opportunities to further its business continuity planning efforts.

Foreign Regulation

        Our international subsidiaries are subject to extensive regulation in the various jurisdictions where they have operations. The most significant of our international subsidiaries are: THE, registered to do business in Switzerland as a securities dealer; THSHK, registered to do business in Hong Kong as a securities dealer; THA, registered to do business in Australia as a securities dealer and futures broker; IBUK, registered to do business in the U.K. as a broker; IBC and THC, registered to do business in Canada as an investment dealer and securities dealer, respectively; IBI, registered to do business in India as a stock broker and IBSJ, registered in Japan as a financial instruments firm with the Kanto Regional Finance Bureau and the Financial Supervisory Agency.

        In Hong Kong, the Securities and Futures Commission ("SFC") regulates our subsidiary, THSHK, as a securities dealer. The compliance requirements of the SFC include, among other things, net capital requirements and stockholders' equity requirements. The SFC regulates the activities of the officers, directors, employees and other persons affiliated with THSHK and requires the registration of such persons.

        In Canada, both THC and IBC are subject to the Investment Industry Regulatory Organization of Canada ("IROC") risk adjusted capital requirement. In Switzerland, THE is subject to the Swiss Financial Market Supervisory Authority eligible equity requirement. In Australia, THA is subject to the Australian Stock Exchange liquid capital requirement. In the United Kingdom, IBUK is subject to the U.K Financial Services Authority financial resources requirement.

        In India, IBI is subject to the National Stock Exchange and Bombay Stock Exchange capital requirements. In Japan, IBSJ is subject to the Financial Supervisory Agency, the Osaka Securities Exchange and the Tokyo Stock Exchange capital requirements.

Executive Officers and Directors of Interactive Brokers Group, Inc.

        The following table sets forth the names, ages and positions of our current directors and executive officers.

Name	Age	Position
Thomas Peterffy	68	Chairman of the Board of Directors, Chief Executive Officer and President
Earl H. Nemser	65	Vice Chairman and Director
Paul J. Brody	52	Chief Financial Officer, Treasurer, Secretary and Director
Thomas A. Frank	57	Executive Vice President and Chief Information Officer
Milan Galik	46	Senior Vice President, Software Development and Director
Lawrence E. Harris	56	Director
Hans R. Stoll	73	Director
Ivers W. Riley	80	Director
Richard Gates	41	Director

        Thomas Peterffy.    Mr. Peterffy emigrated from Hungary to the United States in 1965. After working for 10 years as a computer programmer, he became a member of the American Stock Exchange in 1977. As an individual floor trader, he founded the firm which became our company. As Chief Executive Officer and President, Mr. Peterffy is active in our day-to-day management.

        Earl H. Nemser.    Mr. Nemser has been our Vice Chairman since 1988 and also serves as a director and/or officer for various subsidiaries of IBG LLC. Mr. Nemser has served as Special Counsel to the law firm Dechert LLP since January 2005. Prior to such time Mr. Nemser served as Partner at the law firms of Swidler Berlin Shereff Friedman, LLP from 1995 to December 2004 and Cadwalader, Wickersham & Taft LLP prior to 1995. Mr. Nemser received a Bachelor of Arts degree in economics from New York University in 1967 and a Juris Doctor, magna cum laude, from Boston University School of Law in 1970.

        Paul J. Brody.    Mr. Brody joined us in 1987 and has served as Chief Financial Officer since December 2003. Mr. Brody serves as a director and/or officer for various subsidiaries of IBG LLC. From 2005 to 2012 Mr. Brody served as a director, and for a portion of that time as member Vice Chairman, of The Options Clearing Corporation, of which Timber Hill LLC and Interactive Brokers LLC are members. He also serves as a director of Quadriserv Inc., an electronic securities lending platform provider. Mr. Brody received a Bachelor of Arts degree in economics from Cornell University in 1982.

        Thomas A. Frank.    Dr. Frank joined us in 1985 and has served since July 1999 as Executive Vice President and Chief Information Officer of Interactive Brokers LLC. In addition, Dr. Frank has served as Vice President of Timber Hill LLC since December 1990. Dr. Frank received a Ph.D. in physics from the Massachusetts Institute of Technology in 1985.

        Milan Galik.    Mr. Galik joined us in 1990 as a software developer and has served since October 2003 as Senior Vice President, Software Development of IBG LLC. In addition, Mr. Galik has served as Vice President of Timber Hill LLC since April 1998. Mr. Galik received a Master of Science degree in electrical engineering from the Technical University of Budapest in 1990.

        Lawrence E. Harris.    Dr. Harris has been a director since July 2007. He is a professor of Finance and Business Economics at the University of Southern California, where he holds the Fred V. Keenan Chair in Finance at the Marshall School of Business. Dr. Harris also serves as a director of the Clipper Fund and as the research coordinator of the Institute for Quantitative Research in Finance. Dr. Harris formerly served as Chief Economist of the U.S. Securities and Exchange Commission. Dr. Harris earned his Ph.D. in Economics from the University of Chicago, and is a CFA charterholder. He is an expert in the economics of securities market microstructure and the uses of transactions data in financial research. He has written extensively about trading rules, transaction costs, index markets, and market regulation. Dr. Harris is also the author of the widely respected textbook "Trading and Exchanges: Market Microstructure for Practitioners."

        Hans R. Stoll.    Dr. Stoll has been a director since April 2008. Dr. Stoll has been The Anne Marie and Thomas B. Walker, Jr., Professor of Finance and Director of the Financial Markets Research Center at the Owen Graduate School of Management, Vanderbilt University since 1980. Dr. Stoll has published several books and more than 60 articles on numerous securities and finance related subjects. He is known for developing the put call parity relation and for his work in market microstructure. Dr. Stoll served as a member of the board of directors of the Options Clearing Corporation from 2005 to 2008. He has been President of the American Finance Association. Dr. Stoll received his A.B. degree from Swarthmore College in 1961 and his M.B.A. and Ph.D. degrees from the Graduate School of Business of the University of Chicago in 1963 and 1966, respectively.

        Ivers W. Riley.    Mr. Riley has been a director since April 2008. He served as chairman of the International Securities Exchange, the first fully electronic U.S. options exchange, until 2006. From 1994 to 1997, and again from 1999 to 2000, he was chief executive of the Hong Kong Futures Exchange and chairman of the HKFE Clearing Corporation. Mr. Riley was Senior Executive Vice President in charge of all derivatives activity at the American Stock Exchange from 1986 to 1993. While at Amex, he was the driving force in the development of SPDRs, a popular exchange-traded fund based on the S&P 500 index. Mr. Riley received his Bachelor of Science degree in finance from The University of California, Los Angeles in 1955 and completed an advanced management program at Harvard University in 1986.

        Richard Gates.    Mr. Gates co-founded TFS Capital in 1997. TFS is an independent advisory firm that has been dedicated to the construction of quantitative models that are designed to identify market inefficiencies. As a portfolio manager at this firm, he oversees several hedge funds and mutual funds that take both long and short positions in equities and futures. At TFS, his focus is on trade execution, factor research and business development. Mr. Gates graduated from the University of Virginia in 1994 with a bachelor's degree in Chemical Engineering. As a result of these professional and other experiences, Mr. Gates possesses particular knowledge and experience in a variety of areas, including trade execution and evaluation of new trading technologies and platforms that strengthens the Board's collective knowledge, capabilities and experience.

ITEM 1A.    RISK FACTORS

        We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal and regulatory. In addition to the risks identified elsewhere in this Annual Report on Form 10-K, the following risk factors apply to our business results of operations and financial condition:

Risks Related to Our Company Structure

Control by Thomas Peterffy of a majority of the combined voting power of our common stock may give rise to conflicts of interests and could discourage a change of control that other stockholders may favor, which could negatively affect our stock price, and adversely affect stockholders in other ways.

        Thomas Peterffy, our founder, Chairman and Chief Executive Officer, and his affiliates beneficially own approximately 86.3% of the economic interests and all of the voting interests in Holdings, which owns all of our Class B common stock, representing approximately 88.1% of the combined voting power of all classes of our voting stock. As a result, Mr. Peterffy has the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, material expansions or contractions of our business, entry into new lines of business, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on our common stock. In addition, Mr. Peterffy is able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could discourage potential takeover attempts that other stockholders may favor and could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and this may adversely affect the market price of our common stock.

        Moreover, because of Mr. Peterffy's substantial ownership, we are eligible to be and are, treated as a "controlled company" for purposes of the NASDAQ Marketplace Rules. As a result, we are not be required by NASDAQ to have a majority of independent directors or to maintain Compensation and Nominating and Corporate Governance Committees composed entirely of independent directors to continue to list the shares of our common stock on The NASDAQ Global Select Market ("NASDAQ GS"). Our Compensation Committee is comprised of Messrs. Thomas Peterffy (Chairman of the Compensation Committee) and Earl H. Nemser (our Vice Chairman). Mr. Peterffy's membership on the Compensation Committee may give rise to conflicts of interests in that Mr. Peterffy is able to influence all matters relating to executive compensation, including his own compensation.

We are dependent on IBG LLC to distribute cash to us in amounts sufficient to pay our tax liabilities and other expenses.

        We are a holding company and our primary assets are our approximately 11.9% equity interest in IBG LLC and our controlling interest and related rights as the sole managing member of IBG LLC and, as such, we operate and control all of the business and affairs of IBG LLC and are able to consolidate IBG LLC's financial results into our financial statements. We have no independent means of generating revenues. IBG LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, its taxable income is allocated on a pro rata basis to Holdings and us. Accordingly, we incur income taxes on our proportionate share of the net taxable income of IBG LLC, and also incur expenses related to our operations. We intend to cause IBG LLC to distribute cash to its members in amounts at least equal to that necessary to cover their tax liabilities, if any, with respect to the earnings of IBG LLC. To the extent we need funds to pay such taxes, or for any other purpose, and IBG LLC is unable to provide such funds, it could have a material adverse effect on our business, financial condition or results of operations.

We are required to pay Holdings for the benefit relating to additional tax depreciation or amortization deductions we claim as a result of the tax basis step-up our subsidiaries received in connection with our IPO and certain subsequent redemptions of Holdings membership interests.

        In connection with our IPO, we purchased interests in IBG LLC from Holdings for cash. In August 2011, in connection with a redemption of Holdings membership interests, we acquired additional interests in IBG LLC by issuing shares of Class A common stock in exchange for an equivalent number of shares of member interests in IBG LLC (the "2011 Redemption"). In addition, IBG LLC membership interests held by Holdings may be sold in the future to us and financed by our issuances of shares of our common stock. The initial purchase and the 2011 Redemption did, and the subsequent purchases may, result in increases in the tax basis of the tangible and intangible assets of IBG LLC and its subsidiaries that otherwise would not have been available. Such increase will be approximately equal to the amount by which our stock price at the time of the purchase exceeds the income tax basis of the assets of IBG LLC underlying the IBG LLC interests acquired by us. These increases in tax basis will result in increased deductions in computing our taxable income and resulting tax savings for us generally over the 15 year period which commenced with the initial purchase. We have agreed to pay 85% of these tax savings, if any, to Holdings as they are realized as additional consideration for the IBG LLC interests that we acquire.

        As a result of the IPO and the 2011 Redemption, the increase in the tax basis attributable to our interest in IBG LLC is $0.96 billion. The tax savings that we would actually realize as a result of this increase in tax basis likely would be significantly less than this amount multiplied by our effective tax rate due to a number of factors, including the allocation of a portion of the increase in tax basis to foreign or non-depreciable fixed assets, the impact of the increase in the tax basis on our ability to use foreign tax credits and the rules relating to the amortization of intangible assets, for example. Based on current facts and assumptions, including that subsequent purchases of IBG LLC interests will occur in fully taxable transactions, the potential tax basis increase resulting from the initial and future purchases of the IBG LLC interests held by Holdings could be as much as $1.57 billion. The tax receivable agreement requires 85% of such tax savings, if any, to be paid to Holdings, with the balance to be retained by us. The actual increase in tax basis depends, among other factors, upon the price of shares of our common stock at the time of the purchase and the extent to which such purchases are taxable and, as a result, could differ materially from this amount. Our ability to achieve benefits from any such increase, and the amount of the payments to be made under the tax receivable agreement, depends upon a number of factors, as discussed above, including the timing and amount of our future income.

        The tax basis of $1.57 billion assumes that (a) all remaining IBG LLC membership interests held by Holdings are purchased by the Company and (b) such purchases in the future are made at prices that reflect the closing share price at December 31, 2012. In order to have a $1.57 billion tax basis, the offering price per share of Class A common stock in such future public offering will need to exceed the then current cost basis per share of Class A common stock by approximately $1.74.

        If either immediately before or immediately after any purchase or the related issuance of our stock, the Holdings members own or are deemed to own, in the aggregate, more than 20% of our outstanding stock, then all or part of any increase in the tax basis of goodwill may not be amortizable and, thus, our ability to realize the annual tax savings that otherwise would have resulted if such tax basis were amortizable may be significantly reduced. Although the Holdings members are prohibited under the exchange agreement among us, IBG LLC, Holdings and the historical members of IBG LLC (the "Exchange Agreement") from purchasing shares of Class A common stock, grants of our stock to employees and directors who are also members or related to members of Holdings and the application of certain tax attribution rules, such as among family members and partners in a partnership, could result in Holdings members being deemed for tax purposes to own shares of Class A common stock.

        If the IRS successfully challenges the tax basis increase, under certain circumstances, we could be required to make payments to Holdings under the tax receivable agreement in excess of our cash tax savings.

Our senior secured revolving credit facility imposes certain restrictions. A failure to comply with these restrictions could lead to an event of default, resulting in an acceleration of indebtedness, which may affect our ability to finance future operations or capital needs, or to engage in other business activities.

        As of December 31, 2012, our total indebtedness (consisting of the aggregate amounts outstanding under senior notes, senior secured revolving credit facility and short-term borrowings) was approximately $110.4 million. On May 17, 2012, IBG LLC entered into a new $100 million three-year senior secured revolving credit facility with a syndicate of banks. This credit facility replaced a similar two-year facility that was expiring on May 18, 2012. At maturity, subject to meeting certain terms of the facility, IBG LLC will have an option to convert the facility to a one-year term loan. IBG LLC is the sole borrower under this credit facility, which is required to be guaranteed by IBG LLC's domestic non-regulated subsidiaries (currently there are no such entities). In addition, subject to restrictions in our senior secured revolving credit facility and our senior notes, we may incur additional first-priority secured borrowings under the senior secured revolving credit facility.

        In January 2012, the Company decided to discontinue the Senior Notes Program. It is the Company's intention that no new Senior Notes will be issued. All previously issued Senior Notes, $101.4 million outstanding as of December 31, 2011, were redeemed prior to December 31, 2012.

        The operating and financial restrictions and covenants in our debt agreements, including the senior secured revolving credit facility and our senior notes, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our senior secured revolving credit facility requires us to maintain specified financial ratios and tests, including interest coverage and total leverage ratios and maximum capital expenditures, which may require that we take action to reduce debt or to act in a manner contrary to our business objectives. In addition, the senior secured revolving credit facility and the senior notes restrict our ability to, among other things:

  •
  incur additional indebtedness;

  •
  dispose of assets;

  •
  guarantee debt obligations;

  •
  repay indebtedness or amend debt instruments;

  •
  pay dividends;

  •
  create liens on assets;

  •
  make investments;

  •
  make acquisitions;

  •
  engage in mergers or consolidations; or

  •
  engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities.

        A more detailed discussion of the restrictions contained in our senior secured revolving credit facility can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K. A failure to comply with the restrictions contained in the senior secured revolving credit facility could lead to an event of default, which could result in an acceleration of our indebtedness. Such an acceleration would constitute an event of default under our senior notes. A failure to comply with the restrictions in our senior notes could result in an event of default under our senior notes. Our future operating results may not be sufficient to enable compliance with the covenants in the senior secured revolving credit facility, our senior notes or other indebtedness or to remedy any such default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any accelerated payments, including those under the senior notes. In addition, we may not be able to obtain new financing. Even if we were able to obtain new financing, we would not be able to guarantee that the new financing would be on commercially reasonable terms or terms that would be acceptable to us. If we default on our indebtedness, our business financial condition and results of operation could be materially and adversely affected.

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        The members of Holdings have the right to cause the redemption of their Holdings membership interests over time in connection with offerings of shares of our common stock. We intend to sell additional shares of common stock in public offerings in the future, which may include offerings of our common stock to finance future purchases of IBG LLC membership interests which, in turn, will finance corresponding redemptions of Holdings membership interests. These offerings and related transactions were anticipated to occur on or about each of the first eight years following the IPO. Given the absence of any public offering subsequent to our IPO in 2007 through 2010 (and the relatively minor amount associated with the 2011 redemption) and depending on the timing of redemptions, this offering schedule will be extended into the future in accordance with an exchange agreement among us, IBG LLC, Holdings and the historical members of IBG LLC. The size and occurrence of these offerings may be affected by market conditions. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions or business combinations. We currently have approximately 47.5 million outstanding shares of common stock. Assuming no anti-dilution adjustments based on combinations or divisions of our common stock, the offerings referred to above could result in the issuance by us of up to an additional approximately 352.7 million shares of common stock. It is possible, however, that such shares could be issued in one or a few large transactions.

        We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

Certain provisions in our amended and restated certificate of incorporation may prevent efforts by our stockholders to change our direction or management.

        Provisions contained in our amended and restated certificate of incorporation could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or management may be unsuccessful.

 Risks Related to Our Business

Our business may be harmed by global events beyond our control, including overall slowdowns in securities trading.

        Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities and futures transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in equity markets, such as a slowdown causing reduction in trading volume in U.S. or foreign securities and derivatives, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition and results of operations.

Because our revenues and profitability depend on trading volume, they are prone to significant fluctuations and are difficult to predict.

        Our revenues are dependent on the level of trading activity on securities and derivatives exchanges in the United States and abroad. In the past, our revenues and operating results have varied significantly from period to period due primarily to the willingness of competitors to trade more aggressively by decreasing their bid/offer spreads and thereby assuming more risk in order to acquire market share, to movements and trends in the underlying markets, and to fluctuations in trading levels. As a result, period to period comparisons of our revenues and operating results may not be meaningful, and future revenues and profitability may be subject to significant fluctuations or declines.

Our reliance on our computer software could cause us great financial harm in the event of any disruption or corruption of our computer software. We may experience technology failures while developing our software.

        We rely on our computer software to receive and properly process internal and external data. Any disruption for any reason in the proper functioning or any corruption of our software or erroneous or corrupted data may cause us to make erroneous trades or suspend our services and could cause us great financial harm. To maintain our competitive advantage, our software is under continuous development. As we identify and enhance our software, there is risk that software failures may occur and result in service interruptions and have other unintended consequences.

Our business could be harmed by a systemic market event.

        Some market participants could be overleveraged. In case of sudden, large price movements, such market participants may not be able to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.

We may incur material trading losses from our market making activities.

        A substantial portion of our revenues and operating profits is derived from our trading as principal in our role as a market maker and specialist. We may incur trading losses relating to these activities since each primarily involves the purchase or sale of securities for our own account. In any period, we may incur trading losses in a significant number of securities for a variety of reasons including:

  •
  price changes in securities;

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  lack of liquidity in securities in which we have positions; and

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  the required performance of our market making and specialist obligations.

        These risks may limit or restrict our ability to either resell securities we purchased or to repurchase securities we sold. In addition, we may experience difficulty borrowing securities to make delivery to purchasers to whom we sold short, or lenders from whom we have borrowed. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry or traded in a particular market. Such a concentration could result in higher trading losses than would occur if our positions and activities were less concentrated.

        In our role as a market maker, we attempt to derive a profit from the difference between the prices at which we buy and sell, or sell and buy, securities. However, competitive forces often require us to match the quotes other market makers display and to hold varying amounts of securities in inventory. By having to maintain inventory positions, we are subjected to a high degree of risk. We cannot assure you that we will be able to manage such risk successfully or that we will not experience significant losses from such activities, which could have a material adverse effect on our business, financial condition and operating results.

Reduced spreads in securities pricing, levels of trading activity and trading through market makers and/or specialists could harm our business.

        Computer-generated buy/sell programs and other technological advances and regulatory changes in the marketplace may continue to tighten spreads on securities transactions. Tighter spreads and increased competition could make the execution of trades and market making activities less profitable. In addition, new and enhanced alternative trading systems such as ECNs have emerged as an alternative for individual and institutional investors, as well as broker-dealers, to avoid directing their trades through market makers, and could result in reduced revenues derived from our market making business.

We may incur losses in our market making activities in the event of failures of our proprietary pricing model.

        The success of our market making business is substantially dependent on the accuracy of our proprietary pricing mathematical model, which continuously evaluates and monitors the risks inherent in our portfolio, assimilates market data and reevaluates our outstanding quotes each second. Our model is designed to automatically rebalance our positions throughout the trading day to manage risk exposures on our positions in options, futures and the underlying securities. In the event of a flaw in our pricing model and/or a failure in the related software, our pricing model may lead to unexpected and/or unprofitable trades, which may result in material trading losses.

The valuation of the financial instruments we hold may result in large and occasionally anomalous swings in the value of our positions and in our earnings in any period.

        The market prices of our long and short positions are reflected on our books at closing prices which are typically the last trade price before the official close of the primary exchange on which each such security trades. Given that we manage a globally integrated portfolio, we may have large and substantially offsetting positions in securities that trade on different exchanges that close at different times of the trading day. As a result, there may be large and occasionally anomalous swings in the value of our positions daily and, accordingly, in our earnings in any period. This is especially true on the last business day of each calendar quarter.

We are exposed to losses due to lack of perfect information.

        As market makers, we provide liquidity by buying from sellers and selling to buyers. Quite often, we trade with others who have different information than we do, and as a result, we may accumulate unfavorable positions preceding large price movements in companies. Should the frequency or magnitude of these events increase, our losses will likely increase correspondingly.

Rules governing specialists and designated market makers may require us to make unprofitable trades or prevent us from making profitable trades.

        Specialists and designated market makers are granted certain rights and have certain obligations to "make a market" in a particular security. They agree to specific obligations to maintain a fair and orderly market. In acting as a specialist or designated market maker, we are subjected to a high degree of risk by having to support an orderly market. In this role, we may at times be required to make trades that adversely affect our profitability. In addition, we may at times be unable to trade for our own account in circumstances in which it may be to our advantage to trade, and we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling securities to support an orderly market. Additionally, the rules of the markets which govern our activities as a specialist or designated market maker are subject to change. If these rules are made more stringent, our trading revenues and profits as specialist or designated market maker could be adversely affected.

We are subject to potential losses as a result of our clearing and execution activities.

        As a clearing member firm providing financing services to certain of our brokerage customers, we are ultimately responsible for their financial performance in connection with various stock, options and futures transactions. Our clearing operations require a commitment of our capital and, despite safeguards implemented by our software, involve risks of losses due to the potential failure of our customers to perform their obligations under these transactions. If our customers default on their obligations, we remain financially liable for such obligations, and although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy those obligations. There can be no assurance that our risk management procedures will be adequate. Any liability arising from clearing operations could have a material adverse effect on our business, financial condition and/or operating results.

        As a clearing member firm of securities and commodities clearing houses in the United States and abroad, we are also exposed to clearing member credit risk. Securities and commodities clearing houses require member firms to deposit cash and/or government securities to a clearing fund. If a clearing member defaults in its obligations to the clearing house in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. Many clearing houses of which we are members also have the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost to us if we are required to pay such assessments.

We may not pay dividends on our common stock at any time in the foreseeable future.

        As a holding company for our interest in IBG LLC, we will be dependent upon the ability of IBG LLC to generate earnings and cash flows and distribute them to us so that we may pay any dividends to our stockholders. To the extent (if any) that we have excess cash, any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial conditions, cash requirement, contractual restrictions and other factors that our board of directors may deem relevant. In December 2010 and December 2012, special cash dividends were paid to holders of our common stock. Since the second quarter of 2011, the Company has declared and paid a quarterly cash dividend of $0.10 per share. Although not required, we currently intend to pay quarterly dividends of $0.10 per share to our common stockholders for the foreseeable future.

Regulatory and legal uncertainties could harm our business.

        The securities and derivatives businesses are heavily regulated. Firms in financial service industries have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased accordingly. This regulatory and enforcement environment has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. Our broker-dealer subsidiaries are subject to regulations in the United States and abroad covering all aspects of their business. Regulatory bodies include, in the United States, the SEC, FINRA, the Board of Governors of the Federal Reserve System, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, the Commodity Futures Trading Commission, and the National Futures Association; in Switzerland, the Swiss Financial Market Supervisory Authority; in the United Kingdom, the Financial Services Authority; in Hong Kong, the Securities and Futures Commission; in Australia, the Australian Securities and Investment Commission; in India, the Securities and Exchange Board of India; in Canada, the Investment Industry Regulatory Organization of Canada and various Canadian securities commissions; and in Japan, the Financial Supervisory Agency and the Japan Securities Dealers Association. Our mode of operation and profitability may be directly affected by additional legislation changes in rules promulgated by various domestic and foreign government agencies and self-regulatory organizations that oversee our businesses, and changes in the interpretation or enforcement of existing laws and rules, including the potential imposition of transaction taxes. Noncompliance with applicable laws or regulations could result in sanctions being levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses. Noncompliance with applicable laws or regulations could adversely affect our reputation, prospects, revenues and earnings. In addition, changes in current laws or regulations or in governmental policies could adversely affect our operations, revenues and earnings.

        Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations. To continue to operate and to expand our services internationally, we may have to comply with the regulatory controls of each country in which we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand internationally.

Our future efforts to sell shares or raise additional capital may be delayed or prohibited by regulations.

        As certain of our subsidiaries are members of FINRA, we are subject to certain regulations regarding changes in control of our ownership. FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a change in control of a member firm. FINRA defines control as ownership of 25% or more of the firm's equity by a single entity or person and would include a change in control of a parent company. Interactive Brokers (U.K.) Limited is subject to similar change in control regulations promulgated by the FSA in the United Kingdom. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited. We may be subject to similar restrictions in other jurisdictions in which we operate.

We depend on our proprietary technology, and our future results may be impacted if we cannot maintain technological superiority in our industry.

        Our success in the past has largely been attributable to our sophisticated proprietary technology that has taken many years to develop. We have benefited from the fact that the type of proprietary technology equivalent to that which we employ has not been widely available to our competitors. If our technology becomes more widely available to our current or future competitors for any reason, our operating results may be adversely affected. Additionally, adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. Although we have been at the forefront of many of these developments in the past, we may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future.

The loss of our key employees would materially adversely affect our business.

        Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, as well as the services provided by our staff of trading system, technology and programming specialists and a number of other key managerial, marketing, planning, financial, technical and operations personnel. The loss of such key personnel could have a material adverse effect on our business. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees.

We are exposed to risks associated with our international operations.

        During 2012, approximately 26% of our net revenues were generated by our operating companies outside the United States. We are exposed to risks and uncertainties inherent in doing business in international markets, particularly in the heavily regulated brokerage industry. Such risks and uncertainties include political, economic and financial instability; unexpected changes in regulatory requirements, tariffs and other trade barriers; exchange rate fluctuations; applicable currency controls; and difficulties in staffing, including reliance on newly hired local experts, and managing foreign operations. These risks could cause a material adverse effect on our business, financial condition or results of operations.

We do not have fully redundant systems. System failures could harm our business.

        If our systems fail to perform, we could experience unanticipated disruptions in operations, slower response times or decreased customer service and customer satisfaction. Our ability to facilitate transactions successfully and provide high quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our service has experienced periodic system interruptions, which we believe will continue to occur from time to time. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. While we currently maintain redundant servers to provide limited service during system disruptions, we do not have fully redundant systems, and our formal disaster recovery plan does not include restoration of all services. For example, we have backup facilities at our disaster recovery site that enable us, in the case of complete failure of our main North America data center, to recover and complete all pending transactions, provide customers with access to their accounts to deposit or withdraw money, transfer positions to other brokers and manage their risk by continuing trading through the use of marketable orders. These backup services are currently limited to U.S. markets. We do not currently have separate backup facilities dedicated to our non-U.S. operations. It is our intention to provide for and progressively deploy backup facilities for our global facilities over time. In addition, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. Any system failure that causes an interruption in our service or decreases the responsiveness of our service could impair our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations.

Failure of third-party systems on which we rely could adversely affect our business.

        We rely on certain third-party computer systems or third-party service providers, including clearing systems, exchange systems, Internet service, communications facilities and other facilities. Any interruption in these third-party services, or deterioration in their performance, could be disruptive to our business. If our arrangement with any third party is terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms. This could have a material adverse effect on our business, financial condition and results of operations.

We face competition in our market making activities.

        In our market making activities, we compete with other firms based on our ability to provide liquidity at competitive prices and to attract order flow. These firms include registered market makers as well as high frequency trading firms ("HFTs") that act as market makers. Both types of competitors range from sole proprietors with very limited resources to a few highly sophisticated groups which have substantially greater financial and other resources, including research and development personnel, than we do. These larger and better capitalized competitors may be better able to respond to changes in the market making industry, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. HFTs that are not registered market makers have certain advantages over registered market making firms that may allow them to bypass regulatory restrictions and trade more quickly and cheaply than registered market makers at some exchanges. We may not be able to compete effectively against HFTs or market makers with greater financial resources, and our failure to do so could materially and adversely affect our business, financial condition and results of operations. As in the past, we may in the future face enhanced competition, resulting in narrowing bid/offer spreads in the marketplace that may adversely impact our financial performance. This is especially likely if HFTs continue to receive advantages in capturing order flow or if others can acquire systems that enable them to predict markets or process trades more efficiently than we can.

Our direct market access clearing and non-clearing brokerage operations face intense competition.

        With respect to our direct market access brokerage business, the market for electronic and interactive bidding, offering and trading services in connection with equities, options and futures is relatively new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. Our current and potential future competition principally comes from five categories of competitors:

  •
  prime brokers who, in an effort to satisfy the demands of their customers for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, have embarked upon building such facilities and product enhancements;

  •
  direct market access and online options and futures firms;

  •
  direct market access and online equity brokers;

  •
  software development firms and vendors who create global trading networks and analytical tools and make them available to brokers; and

  •
  traditional brokers.

        In addition, we compete with financial institutions, mutual fund sponsors and other organizations, many of which provide online, direct market access or other investing services. A number of brokers provide our technology and execution services to their customers, and these brokers will become our competitors if they develop their own technology. Some of our competitors in this area have greater name recognition, longer operating histories and significantly greater financial, technical, marketing and other resources than we have and offer a wider range of services and financial products than we do. Some of our competitors may also have an ability to charge lower commissions. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. These increasing levels of competition in the online trading industry could significantly harm this aspect of our business.

We are subject to risks relating to litigation and potential securities laws liability.

        We are exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the CFTC, the Federal Reserve, state securities regulators, the self-regulatory organizations and foreign regulatory agencies. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could result in a negative perception of our company and cause the market price of our common stock to decline or otherwise have an adverse effect on our business, financial condition and/or operating results. See Part I, Item 3, "Legal Proceedings and Regulatory Matters."

Any future acquisitions may result in significant transaction expenses, integration and consolidation risks and risks associated with entering new markets, and we may be unable to profitably operate our consolidated company.

        Although our growth strategy has not focused historically on acquisitions, we may in the future engage in evaluations of potential acquisitions and new businesses. We may not have the financial resources necessary to consummate any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms. Any future acquisitions may result in significant transaction expenses and risks associated with entering new markets in addition to integration and consolidation risks. Because acquisitions historically have not been a core part of our growth strategy, we have no material experience in successfully utilizing acquisitions. We may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new businesses and we may be unable to profitably operate our expanded company.

Internet-related issues may reduce or slow the growth in the use of our services in the future.

        Critical issues concerning the commercial use of the Internet, such as ease of access, security, privacy, reliability, cost, and quality of service, remain unresolved and may adversely impact the growth of Internet use. If Internet usage continues to increase rapidly, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Although our larger institutional customers use leased data lines to communicate with us, our ability to increase the speed with which we provide services to consumers and to increase the scope and quality of such services is limited by and dependent upon the speed and reliability of our customers' access to the Internet, which is beyond our control. If periods of decreased performance, outages or delays on the Internet occur frequently or other critical issues concerning the Internet are not resolved, overall Internet usage or usage of our web based products could increase more slowly or decline, which would cause our business, results of operations and financial condition to be materially and adversely affected.

Our computer infrastructure may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the Internet, cause interruptions in our operations or cause us to have liability to third persons.

        Our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breaches could cause us to have liability to one or more third parties, including our customers, and disrupt our operations. A party able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of information transmitted over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the privacy of users could also inhibit the growth of the Internet or the electronic brokerage industry in general, particularly as a means of conducting commercial transactions. To the extent that our activities involve the storage and transmission of proprietary information such as personal financial information, security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our estimated annual losses from reimbursements to customers whose accounts have been negatively affected by unauthorized access have historically been less than $500,000 annually, but instances of unauthorized access of customer accounts have been increasing recently on an industry-wide basis. Our current insurance program may protect us against some, but not all, of such losses. Any of these events, particularly if they (individually or in the aggregate) result in a loss of confidence in our company or electronic brokerage firms in general, could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

        We rely primarily on trade secret, contract, copyright, patent and trademark laws to protect our proprietary technology. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

        In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Our future success will depend on our response to the demand for new services, products and technologies.

        The demand for market making services, particularly services that rely on electronic communications gateways, is characterized by:

  •
  rapid technological change;

  •
  changing customer demands;

  •
  the need to enhance existing services and products or introduce new services and products; and

  •
  evolving industry standards.

        New services, products and technologies may render our existing services, products and technologies less competitive. Our future success will depend, in part, on our ability to respond to the demand for new services, products and technologies on a timely and cost-effective basis and to adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our customers and prospective customers. We cannot assure you that we will be successful in developing, introducing or marketing new services, products and technologies. In addition, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, and our new service and product enhancements may not achieve market acceptance. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements could have a material adverse effect on our business, financial condition and operating results.

The expansion of our market making activities into forex-based products entails significant risk, and unforeseen events in such business could have an adverse effect on our business, financial condition and results of operation.

        Over the past several years we entered into market making for forex-based products. This includes the trading of cash in foreign currencies with banks and exchange-listed futures, options on futures, options on cash deposits and currency-based ETFs. All of the risks that pertain to our market making activities in equity-based products also apply to our forex-based market making. In addition, we have comparatively less experience in the forex markets and even though we are expanding this activity slowly, any kind of unexpected event can occur that can result in great financial loss.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and/or operating results.

        In our electronic brokerage business, our customer margin credit exposure is to a great extent mitigated by our policy of automatically evaluating each account throughout the trading day and closing out positions automatically for accounts that are found to be under-margined. While this methodology is effective in most situations, it may not be effective in situations in which no liquid market exists for the relevant securities or commodities or in which, for any reason, automatic liquidation for certain accounts has been disabled. If no liquid market exists or automatic liquidation has been disabled, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets. Any loss or expense incurred due to defaults by our customers in failing to repay margin loans or to maintain adequate collateral for these loans would cause harm to our business.

We have identified a material weakness in our internal control over financial reporting.

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. As disclosed in Item 9A, "Controls and Procedures," management identified a material weakness in our internal control over financial reporting related to the review and interpretation of complex accounting issues, specifically, redeemable noncontrolling interests in IBG LLC attributable to Holdings and stock based compensation. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, our management concluded that our internal control over financial reporting and related disclosure controls and procedures were not effective based on criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control—An Integrated Framework. We have been actively engaged in developing and implementing a remediation plan designed to address this material weakness. As of December 31, 2012, we believe that significant progress has been made toward remediation. If our remedial measures are insufficient to address the material weakness or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.

We may face risks related to recent restatements of our financial statements.

        We previously restated our consolidated financial statements for the three years ended December 31, 2011 principally to correct for errors in the review and interpretation of complex accounting issues, specifically, redeemable noncontrolling interests in IBG LLC attributable to Holdings and stock based compensation. Companies that restate their financial statements sometimes face litigation claims from third parties or stockholders and/or enforcement proceedings by the SEC following such a restatement. We could face monetary judgments, penalties or other sanctions which could adversely affect the financial condition, results of operations or cash flows of the Company or any of its subsidiaries and could cause our stock price to decline.

Risks related to delays in filing our financial statements for the quarter ended March 31, 2012.

        The delayed filing of our Form 10-Q for the quarter ended March 31, 2012 rendered us ineligible to file registration statements on Form S-3, or to use our existing shelf registration statement on Form S-3. We expect future filings to be submitted timely and that in September 2013 we will again become eligible to file a Form S-3 registration statement as a "well known seasoned issuer".

ITEM 1B.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 2.    PROPERTIES

        Our headquarters are located in Greenwich, Connecticut. We also lease facilities in 14 other locations throughout parts of the world where we conduct our operations as set forth below. Unless otherwise indicated, all properties are used by both our market making and electronic brokerage segments. We believe our present facilities, together with our current options to extend lease terms, are adequate for our current needs.

        The following table sets forth certain information with respect to our leased facilities:

Location	Space (sq. feet)	Expiration	Principal Usage
Greenwich, CT	81,266	2019	Headquarters and data center
Greenwich, CT	37,404	2019	Office space
Jersey City, NJ	5,869	2018	Office space
Chicago, IL	61,492	2017	Office space and data center
Washington, D.C.	745	2013	Office space
Montreal, Canada	4,566	2014	Office space
London, United Kingdom	2,283	2015	Office space
Zug, Switzerland	27,115	2015	Office space and data center
Sydney, Australia	2,649	2014	Office space
Hong Kong	7,846	2015	Office space and data center
Budapest, Hungary	4,297	2013	Office space
St. Petersburg, Russia	2,563	2013	Office space
Tallinn, Estonia	3,638	2016	Office space
Mumbai, India	5,700	2015	Office space
Tokyo, Japan	2,161	2014	Office space
Shanghai, China	2,177	2014	Office space

ITEM 3.    LEGAL PROCEEDINGS AND REGULATORY MATTERS

        The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action suits that generally seek substantial damages, including in some cases punitive damages. Compliance and trading problems that are reported to federal, state and provincial securities regulators, securities exchanges or other self-regulatory organizations by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.

        Like other securities brokerage firms, we have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in, arbitrations and administrative proceedings. The following contains information regarding potentially material pending litigation and pending regulatory inquiries. We may in the future become involved in additional litigation or regulatory proceedings in the ordinary course of our business, including litigation or regulatory proceedings that could be material to our business.

Trading Technologies Matter

        On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint in the United States District Court for the Northern District of Illinois, Eastern Division,

against Interactive Brokers Group, Inc., IBG LLC, Holdings, and Interactive Brokers LLC. Thereafter, Trading Technologies dismissed Interactive Brokers Group, Inc. and Holdings from the case, leaving only IBG LLC and Interactive Brokers LLC as defendants ("Defendants"). The operative complaint, as amended, alleges that the Defendants have infringed and continue to infringe twelve U.S. patents held by Trading Technologies. Trading Technologies is seeking, among other things, unspecified damages and injunctive relief. The case is in the early stages and discovery has yet to begin. While it is too early to predict the outcome of the matter, we believe we have meritorious defenses to the allegations made in the complaint and intend to defend ourselves vigorously against them. However, litigation is inherently uncertain and there can be no guarantee that the Company will prevail or that the litigation can be settled on favorable terms.

Pending Regulatory Inquiries

        IB's businesses are heavily regulated by state, federal and foreign regulatory agencies as well as numerous exchanges and self-regulatory organizations. IB's various companies are regulated under state securities laws, U.S. and foreign securities, commodities and financial services laws and under the rules of more than 25 exchanges and SROs. In the current era of dramatically heightened regulatory scrutiny of financial institutions, IB has incurred sharply increased compliance costs, along with the industry as a whole. Increased regulation also creates increased barriers to entry, however, and IB has built human and automated infrastructure to handle increased regulatory scrutiny, which provides IB an advantage over potential newcomers to the business.

        IB receives hundreds of regulatory inquiries each year in addition to being subject to frequent regulatory examinations. The great majority of these inquiries do not lead to fines or any further action against IB. Most often, regulators do not inform IB as to when and if an inquiry has been concluded. IB is currently the subject of regulatory inquiries regarding topics such as order audit trail reporting, trade reporting, short sales, market making obligations, anti-money laundering, business continuity planning and other topics of recent regulatory interest. There are no formal regulatory enforcement actions pending against IB's regulated entities, except as specifically disclosed herein and IB is unaware of any specific regulatory matter that, itself, or together with similar regulatory matters, would have a material impact on IB's financial condition. Nonetheless, in the current climate, we expect to pay significant regulatory fines on various topics on an ongoing basis, as other regulated financial services businesses do. The amount of any fines, and when and if they will be incurred, is impossible to predict given the nature of the regulatory process.

ITEM 4.    MINE SAFETY DISCLOSURES

        Not applicable.

 PART II

ITEM 5.    MARKET FOR REGISTRANT'S COMMON EQUITY; RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Information

        The following table shows the high and low sale prices for the periods indicated for the Company's common stock, as reported by NASDAQ.

		Sales Price
		High	Low
2011
	First Quarter	$18.20	$15.40
	Second Quarter	$17.64	$15.17
	Third Quarter	$16.00	$13.08
	Fourth Quarter	$15.38	$13.39
2012
	First Quarter	$17.39	$15.00
	Second Quarter	$17.43	$14.06
	Third Quarter	$14.73	$13.38
	Fourth Quarter(1)	$15.29	$13.56
2013	Year-to-date February 25, 2013	$15.14	$13.61

(1)
In December 2012, the Company paid a special cash dividend of $1.00 per share to its common shareholders.

        The closing price of our common stock on February 25, 2013, as reported by NASDAQ, was $14.55 per share.

Holders

        On February 21, 2013, there were 3 holders of record, which does not reflect those shares held beneficially or those shares held in "street" name. Accordingly, the number of beneficial owners of our common stock exceeds this number.

Dividends and Other Restrictions

        In December 2010, the Company effected a series of dividend payments, including a dividend of $1.79 per share, which was paid to the Company's common shareholders. In December 2012, the Company paid a special dividend of $1.00 per share to the Company's common shareholders. During the second quarter of 2011, the Company declared and paid a cash dividend of $0.10 per share and has continued this quarterly dividend policy through the current fiscal year end and into the first quarter of 2013. We currently intend to pay quarterly dividends of $0.10 per share to our common stockholders for the foreseeable future.

        Restrictions contained in our loan agreements limit our ability to pay dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in Part II Item 7 of this Annual Report on Form 10-K.

Stockholder Return Performance Graph

        The following graph compares cumulative total stockholder return on our common stock, the S&P 500 Index and the NASDAQ Financial-100 Index from December 31, 2007 to December 31, 2012. The comparison assumes $100 was invested on December 31, 2007 in our common stock and each of the foregoing indices and assumes reinvestment of dividends before consideration of income taxes.

(1)
The NASDAQ Financial-100 Index includes 100 of the largest domestic and international financial securities listed on The NASDAQ Stock Market based on market capitalization. They include companies classified according to the Industry Classification Benchmark as Financials, which are included within the NASDAQ Bank, NASDAQ Insurance, and NASDAQ Other Finance Indexes.

(2)
The S&P 500 Index includes 500 large cap common stocks actively traded in the United States. The stocks included in the S&P 500 are those of large publicly held companies that trade on either of the two largest American stock markets, the New York Stock Exchange and NASDAQ.

        The stock performance depicted in the graph above is not to be relied upon as indicative of future performance. The stock performance graph shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate the same by reference, nor shall it be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

Securities Authorized for Issuance under Equity Compensation Plans

        The following table provides information about shares of common stock available for future awards under all of the Company's equity compensation plans as of December 31, 2012. The Company has not made grants of common stock outside of its equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	N/A	N/A	2,694,537
Equity compensation plans not approved by security holders	N/A	N/A	—

Total	—	—	2,694,537

(1)
Amount represents shares available for future issuance of grants under the Company's 2007 Stock Incentive Plan ("SIP"). The amount excludes forfeitures and shares purchased from employees to satisfy their tax withholding obligations for vested shares, which are held as treasury stock. On June 15, 2011, the Company filed a Registration Statement on Form S-8 (File No. 333-174913) to register an additional 10,800,000 shares to be distributed under the SIP. This increased the total number of shares available to be distributed under this plan to 20,000,000 shares, from 9,200,000 shares. There are no shares available for future issuance of grants under the 2007 ROI Unit Stock Plan; all shares under this plan have been granted.

ITEM 6.    SELECTED FINANCIAL DATA

        The following tables set forth selected historical consolidated financial and other data of IBG, Inc. They are presented for the years ended, and as of, December 31, 2008, 2009, 2010, 2011 and 2012.

        On May 3, 2007, IBG, Inc. priced its initial public offering of shares of Common Stock. In connection with the IPO, IBG, Inc. purchased 10.0% of the membership interests in IBG LLC, became the sole managing member for IBG LLC and began to consolidate IBG LLC's financial results into its financial statements. The consolidated statements of financial condition data as of December 31, 2008, 2009, 2010, 2011 and 2012 reflect the audited condensed consolidated statements of financial condition of IBG, Inc. and its subsidiaries.

        The following selected historical consolidated financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of

Operations," and the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions, except share and per share data)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Trading gains	$435.1	$665.2	$368.6	$633.9	$1,304.0
Commissions and execution fees	412.6	456.2	386.8	353.0	359.5
Interest income	268.4	280.2	172.5	121.6	437.2
Other income	76.4	43.0	60.4	61.3	81.7

Total revenues	1,192.5	1,444.6	988.3	1,169.8	2,182.4
Interest expense	62.0	86.3	66.2	69.5	332.0

Total net revenues	1,130.5	1,358.3	922.1	1,100.3	1,850.4

Non-interest expenses:
Execution and clearing	251.0	281.3	272.6	273.2	322.7
Employee compensation and benefits	244.5	216.3	203.6	182.0	164.9
Occupancy, depreciation and amortization	38.8	37.1	37.3	40.4	37.7
Communications	23.3	23.6	23.5	22.8	18.7
General and administrative	45.9	58.9	47.7	43.6	63.3

Total non-interest expenses	603.5	617.2	584.7	562.0	607.3

Income before income taxes	527.0	741.1	337.4	538.3	1,243.1
Income tax expense	30.0	53.9	60.3	54.1	128.0

Net Income	497.0	687.2	277.1	484.2	1,115.1
Less Income attributable to noncontrolling interests(1)	456.3	625.3	286.7	448.4	1,022.5

Net income (loss) attributable to common stockholders(2)	$40.7	$61.9	$(9.6)	$35.8	$92.6

Earnings per share(2)
Basic	$0.89	$1.39	$(0.23)	$0.80	$2.38

Diluted	$0.89	$1.37	$(0.23)	$0.79	$2.32

Weighted average common shares outstanding
Basic	46,814,676	43,924,554	41,870,926	40,973,290	40,434,273
Diluted	47,070,522	44,364,902	42,498,705	41,799,489	41,461,018
Comprehensive income:
Net income (loss)	$40.7	$61.9	$(9.6)	$35.8	$92.6
Other comprehensive income (loss):
Cumulative translation adjustment, before income taxes	2.2	(4.5)	16.3	11.1	(0.3)
Income taxes related to items of other comprehensive income(3)	(9.1)	(1.8)	6.0	4.1	(0.1)

Other comprehensive income (loss), net of tax	11.3	(2.7)	10.3	7.0	(0.2)

Comprehensive income attributable to common stockholders	$52.0	$59.2	$0.7	$42.8	$92.4

Comprehensive income attributable to noncontrolling interests:
Net income attributable to noncontrolling interests	$456.3	$625.3	$286.7	$448.4	$1,022.5
Other comprehensive income (loss)—cumulative translation adjustment	17.0	(27.8)	132.2	93.7	(1.4)

Comprehensive income attributable to noncontrolling interests	$473.3	$597.5	$418.9	$542.1	$1,021.1

(1)
Adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, now a sub-topic within ASC 810-10, Consolidation, as of January 1, 2009 required the Company to report noncontrolling interests in subsidiaries (formerly reported as "minority interests"). ASC 810-10 also required changes in presentation and retrospective disclosure of noncontrolling interests in the statements of income for all periods presented. Net income attributable to noncontrolling interests in subsidiaries of IBG LLC, which is collectively immaterial, has been reclassified from other income to net income attributable to noncontrolling interests for all periods presented.

(2)
In 2011, earnings per share were impacted by a tax benefit that the Company recognized during preparation of its 2010 income tax returns. In connection with the special dividend paid by our Swiss operating company in December 2010, we were able to capture additional foreign tax credits, which resulted in an estimated $0.12 increase in diluted earnings per share.

In December 2010, we effected a series of dividend payments, culminating in a cash dividend of $1.79 per share, which was paid to holders of IBKR common stock. Funding for this dividend originated with our Swiss company and was made from earnings that were not previously taxed in the U.S. As a result, this triggered a U.S. federal income tax liability for the Company, which was reported as income tax expense in the consolidated statement of comprehensive income. This income tax liability was funded by reserving a portion of the dividend that the Company received. The remaining after-tax amount was paid to the Company's common stockholders. The result was cash-flow neutral for the public company.

During 2010, the Company also paid a dividend equivalent to employees holding unvested shares in our Stock Incentive Plan which was recorded as compensation expense.

In summary, the 2010 transactions reduced diluted EPS by approximately $0.71 for the year ended December 31, 2010.

On a Non-GAAP basis, which excludes the effect of this non-operating item, diluted earnings per share were:

Year ended December 31, 2010
Diluted earnings per share as reported	$(0.23)
Effect of special dividend on earnings per share	0.71

Adjusted diluted earnings per share	$0.48

  This Non-GAAP measure is discussed in further detail in "Non-GAAP Financial Measures" and for a full GAAP to Non-GAAP reconciliation see "GAAP to Non-GAAP Reconciliation and Footnotes" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 78 in this Annual Report on Form 10-K.

(3)
During the preparation of the consolidated financial statements for the year ended December 31, 2012, the Company determined that deferred income taxes had been provided for on OCI for certain of its foreign subsidiaries in error. Accordingly, deferred income taxes of $9.2 million, previously provided on OCI in periods from 2007 through 2011, were reversed.

	December 31,
	2012	2011	2010	2009	2008
	(in millions)
Cash, cash equivalents and short-term investments(1)	$14,525.9	$12,140.8	$9,578.6	$7,948.5	$6,651.4
Total assets(2)(3)	$33,199.6	$30,404.4	$28,500.0	$26,606.7	$28,357.5
Total liabilities(3)	$28,386.5	$25,592.4	$24,207.0	$21,644.0	$23,887.6
Redeemable noncontrolling interests(4)	$0.0	$5,269.6	$6,320.8	$6,318.4	$6,396.8
Stockholders' equity(5)	$598.5	$(459.5)	$(2,029.2)	$(1,356.8)	$(1,927.7)
Non-controlling interests	$4,214.6	$1.8	$1.5	$1.2	$0.9

(1)
Cash, cash equivalents and short-term investments represent cash and cash equivalents, cash and securities segregated under federal and other regulations, short-term investments and securities purchased under agreements to resell.

(2)
At December 31, 2012, approximately $32.77 billion, or 98.7%, of total assets were considered to be liquid and consisted primarily of cash, marketable securities and collateralized receivables.

(3)
As a result of our acquisition from Holdings of IBG LLC membership interests, we received not only an interest in IBG LLC but also, for federal income tax purposes, a step-up to the federal income tax basis of the assets of IBG LLC underlying such additional interest. This increased tax basis is expected to result in tax benefits as a result of increased amortization deductions. We will retain 15% of the tax benefits actually realized. As set forth in the tax receivable agreement we entered into with Holdings, we will pay the remaining 85% of the realized tax benefits relating to any applicable tax year to Holdings. The deferred tax asset was $281.6 million, $297.9 million, $313.6 million, $333.3 million and $351.6 million and the corresponding payable to Holdings was $258.6 million, $271.6 million, $284.9 million, $299.0 million and $313.8 million at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(4)
As discussed in Note 4 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, prior to June 6, 2012, the Company reported Holdings' interests in IBG LLC as redeemable noncontrolling interests, at redemption value and separate from equity. Redemption value for these redeemable noncontrolling interests was measured as the number of equivalent shares of IBG LLC member interests owned by Holdings multiplied by the then current market price per share of the Company's common stock. The excess of the redemption value over the book value of these interests, which did not affect net income attributable to common stockholders or cash flows, was required to be accounted for as a reduction of the Company's stockholders' equity in the consolidated statement of financial condition. These fair value adjustments had the effect of decreasing reported stockholders' equity by $1.0 billion, $2.5 billion, $1.9 billion and $2.4 billion as of December 31, 2011, 2010, 2009 and 2008, respectively. Accordingly, the above condensed consolidated statement of financial condition information is presented as if ASC 810-10 and ASC 480-10-S99 had been applied historically.

(5)
In December of 2010 and 2012, the Company paid special cash dividends of $1.79 and $1.00 per share, respectively, to holders of the Company's common stock. The payment of these dividends resulted in a decrease in the Company's stockholders' equity (deficit) balances from prior years.

ITEM 7.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the audited consolidated financial statements and the related notes in Item 8, included elsewhere in this report. In addition to historical information, the following discussion also contains forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Business Overview

        We are an automated global electronic market maker and broker specializing in routing orders and executing and processing trades in securities, futures and foreign exchange instruments on more than 100 electronic exchanges and trading venues around the world. Since our inception in 1977, we have focused on developing proprietary software to automate broker-dealer functions. The advent of electronic exchanges in the last 22 years has provided us with the opportunity to integrate our software with an increasing number of exchanges and trading venues into one automatically functioning, computerized platform that requires minimal human intervention.

        In connection with our IPO priced on May 3, 2007, IBG, Inc. purchased 10.0% of the membership interests in IBG LLC, became the sole managing member of IBG LLC and began to consolidate IBG LLC's financial results into its financial statements.

Overview of Recapitalization Transactions and Our Organizational Structure

        Prior to the IPO, we had historically conducted our business through a limited liability company structure. Our primary assets are our ownership of approximately 11.9% of the membership interests of IBG LLC, the current holding company for our businesses, and our controlling interest and related contractual rights as the sole managing member of IBG LLC. The remaining approximately 88.1% of IBG LLC membership interests are held by Holdings, a holding company that is owned by our founder, Chairman and Chief Executive Officer, Thomas Peterffy, and his affiliates, management and other employees of IBG LLC, and certain other members. The IBG LLC membership interests held by Holdings will be subject to purchase by us over time in connection with offerings by us of shares of our common stock.

        Purchases of IBG LLC membership interests, held by Holdings, by the Company are governed by the Exchange Agreement, a copy of which was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and filed with the SEC on November 9, 2009. The Exchange Agreement, as amended June 6, 2012, provides that the Company may facilitate the redemption by Holdings of interests held by its members through the issuance of shares of common stock through a public offering in exchange for the interests in IBG LLC being redeemed by Holdings. The June 6, 2012 amendment (the "Amendment"), which was filed as an exhibit to our Form 8-K filed with the SEC on June 6, 2012, eliminated from the Exchange Agreement an alternative funding method, which provided that upon approval by the board of directors and by agreement of the Company, IBG LLC and Holdings, redemptions could be made in cash.

        At the time of the Company's IPO in 2007, three hundred sixty (360) million shares of authorized Common Stock were reserved for future sales and redemptions. From 2008 through 2010, Holdings redeemed 5,013,259 IBG LLC shares for a total of $114 million, which redemptions were funded using cash on hand at IBG LLC. Upon cash redemption these IBG LLC shares were retired.

        In June 2011, with the consent of Holdings and the Company (on its own behalf and acting as the sole managing member of IBG LLC), IBG LLC agreed to redeem certain membership interests from

Holdings through the sale of common stock and to distribute the proceeds of such sale to the beneficial owners of such membership interests. On August 4, 2011, the Company filed a "shelf" Registration Statement on Form S-3 with the SEC for the issuance of additional shares in connection with Holdings requesting redemption of a portion of its member interests in IBG LLC. On August 4, 2011, a Prospectus Supplement (File Number 333-176053) was filed by the Company with the SEC to issue 1,983,624 shares of common stock (with a fair value of $29 million) in exchange for an equivalent number of shares of member interests in IBG LLC.

        As part of a redeployment of the Company's capital to its shareholders, the Company affected a series of dividend payments, including a dividend of $1.79 per share, which was paid to the Company's common shareholders in December 2010. In December 2012, the company declared and paid a special dividend of $1.00 per share to its common shareholders. During the second quarter of 2011, the Company declared and paid a cash dividend of $0.10 per share and has continued this quarterly dividend policy through the current fiscal year end. We expect to pay a quarterly dividend of $0.10 per share to our common stockholders for the foreseeable future.

Business Segments

        The Company reports its results in two business segments, electronic brokerage and market making. These segments are analyzed separately as we derive our revenues from these two principal business activities as well as allocate resources and assess performance.

  •
  Electronic Brokerage.  We conduct our electronic brokerage business through our IB subsidiaries. As an electronic broker, we execute, clear and settle trades globally for both institutional and individual customers. Capitalizing on the technology originally developed for our market making business, IB's systems provide our customers with the capability to monitor multiple markets around the world simultaneously and to execute trades electronically in these markets at a low cost, in multiple products and currencies from a single trading account. We offer our customers access to all classes of tradable, primarily exchange-listed products, including stocks, bonds, options, futures, forex and mutual funds traded on more than 100 exchanges and market centers and in 20 countries around the world seamlessly.

  •
  Market Making.  We conduct our market making business through our TH subsidiaries. As one of the largest market makers on many of the world's leading exchanges, we provide liquidity by offering competitively tight bid/offer spreads over a broad base of over 867,000 tradable, exchange-listed products. As principal, we commit our own capital and derive revenues or incur losses from the difference between the price paid when securities are bought and the price received when those securities are sold. Because we provide continuous bid and offer quotations and we are continuously both buying and selling quoted securities, we may have either a long or a short position in a particular product at a given point in time. Our entire portfolio is evaluated each second and continuously rebalanced throughout the trading day, thus minimizing the risk of our portfolio at all times. This real-time rebalancing of our portfolio, together with our real-time proprietary risk management system, enables us to curtail risk and to be profitable in both up-market and down-market scenarios.

Business Environment

        Throughout 2012, investors endured an extended period of uncertainty as they awaited key economic and political events to play out, including the continuation of talks to resolve the Euro zone debt crisis, the U.S. presidential election and the looming fiscal cliff. Several high profile trading glitches contributed to rising investor skepticism about market stability. Waning confidence by market participants likely contributed to falling exchange traded volumes and volatility levels throughout the year as investors were unsure where to invest and kept high levels of cash. These market conditions dampened our results in both the electronic brokerage and market making segments, which rely on growing investor participation, trading volumes and higher volatility levels.

        While our customer trading levels decreased in conjunction with these adverse market conditions, the decline was not as pronounced as that of the overall industry. Our daily average revenue trades by cleared customers declined 6% from the prior year, compared to a 9.6% decline in global trading volumes of exchange-listed equity based options and a 12.2% decline in U.S. trading volumes, according to data obtained from exchanges worldwide.

        Despite the decrease in customer activity, we continued to see strong account growth as our reputation for being the broker of choice amongst professional traders continued to spread, by word-of-mouth, through advertising and in favorable third-party reviews. Our customer accounts grew by 11% in 2012, which exceeded the annual growth rate of the larger electronic brokers. This growth was predominantly in institutional accounts. Financial advisors, hedge and mutual funds, and proprietary trading firms were our fastest growing customer segments. We are benefiting from the surge in independent advisors, who are leaving traditional brokerage firms and require sophisticated trade allocation technology, to manage complex portfolio strategies across several separately managed accounts. We have also developed a niche by offering prime brokerage services to hedge funds that are too small to be serviced well by the larger investment banks.

        The following is a summary of the key profit drivers that affect our business and how they compared to the prior year:

        Global trading volumes.    According to data received from exchanges worldwide, volumes in exchange-listed equity-based options decreased by approximately 9.6% globally and 12.2% in the U.S. for the year ended December 31, 2012, as compared to 2011. During 2012 (2011) we accounted for approximately 9.7% (9.9%) of the exchange-listed equity-based options (including options on ETFs and stock index products) volume traded worldwide and approximately 13.3% (13.4%) of exchange-listed equity-based options volume traded in the U.S. It is important to note that this metric is not directly correlated with our profits.

        See the tables on pages 61-62 of this Annual Report on Form 10-K for additional details regarding our trade volumes, contract and share volumes and brokerage statistics.

        Volatility.    Our market making profits are generally correlated with market volatility since we typically maintain an overall long volatility position, which protects us against a severe market dislocation in either direction. Based on the Chicago Board Options Exchange Volatility Index ("VIX®"), the average volatility level fell to historic lows, averaging 18 in 2012, 26% lower than it was during 2011, While the VIX® spent 75 days above 30 in 2011, it never reached this level in 2012.

        The ratio of actual to implied volatility is also meaningful to our results. Because the cost of hedging our positions is based on implied volatility, while our trading profits are, in part, based on actual market volatility, a higher ratio is generally favorable and a lower ratio generally has a negative effect on our trading gains. This ratio averaged approximately 69% during 2012, about 18% lower than it was in 2011.

        Bid/Offer Spreads.    Bid/offer spreads on U.S. exchange-traded options widened only slightly in 2012. As reported by the NASDAQ OMX PHLX market, bid/offer spreads in 2012 were approximately 6% wider than in 2011. We believe this increase can be attributed to the heightened scrutiny over high frequency trading firms ("HFT") that began after the May 2010 Flash Crash. Regulators and exchanges have since been enacting rules that eliminate some of the advantages HFTs had over registered market makers and have increased oversight of these firms. The Dodd-Frank Wall Street Reform and Consumer Protection Act has also imposed stricter reporting and disclosure requirements on the hedge fund industry. Yet persistently low volatility levels have help keep spreads relatively tight.

        Currency fluctuations.    As a global market maker trading on exchanges around the world in multiple currencies, we are exposed to foreign currency risk. We actively manage this exposure by keeping our net worth in proportion to a defined basket of 16 currencies we call the "GLOBAL" in order to diversify our risk and to align our hedging strategy with the currencies that we use in our business. Because we report our financial results in U.S. dollars, the change in the value of the GLOBAL to the U.S. dollar affects our earnings. The value of the GLOBAL, as measured in U.S. dollars, at December 31, 2012 declined 0.4% compared to its value at December 31, 2011. This had a relatively small negative impact on our comprehensive earnings.

Financial Overview

        Diluted earnings per share were $0.89 for year ended December 31, 2012. The calculation of diluted earnings per share is detailed in Note 4, to the audited consolidated financial statements, in Part II, Item 8 of this Annual Report on Form 10-K. Diluted earnings per share were $1.37 for the year ended December 31, 2011.

        On a comprehensive basis, which includes the effect of changes in the U.S. dollar value of the Company's non-U.S. subsidiaries, diluted earnings per share were $1.13 for the year ended December 31, 2012, inclusive of the $0.20 effect of reversing deferred taxes on other comprehensive income provided in error in prior years. This compares to diluted earnings per share of $1.31 for the same period in 2011.

        For the year ended December 31, 2012, our net revenues were $1,130.5 million and income before income taxes was $527.0 million, compared to net revenues of $1,358.3 million and income before income taxes of $741.1 million for 2011. Compared to 2011, trading gains decreased by 35% in 2012, commissions and execution fees decreased by 10% and net interest income increased by 6%. Our pre-tax margin for the year ended December 31, 2012 was 47%, compared to 55% for 2011.

        During the year ended December 31, 2012, income before income taxes in our electronic brokerage segment decreased by 8% compared to 2011. Commissions and execution fees decreased by 10% on a decline in customer trade volumes while net interest income grew by 9% from the prior year. Pre-tax margin decreased from 54% to 51% in the same time periods. Customer accounts grew 11% from the prior year and customer equity increased 31% during 2012. Total Daily Average Revenue Trades ("DARTs") for cleared and execution-only customers decreased 7% to 413,000 during the year ended December 31, 2012, compared to 444,000 during the year ended December 31, 2011.

        During the year ended December 31, 2012, income before income taxes in our market making segment decreased by 54%, compared with 2011. Trading gains were negatively impacted by a decrease in currency translation gains, which contributed 20% of the decrease from the prior year; low volatility levels, as measured by the VIX®; and an 18% decrease in the ratio of actual to implied volatility. Pre-tax margin decreased to 41% in 2012, as compared to 59% in 2011.

        Market making, by its nature, does not produce predictable earnings. Our results in any given period may be materially affected by volumes in the global financial markets, the level of competition and other factors. Electronic brokerage is more predictable, but it is dependent on customer activity, growth in customer accounts and assets, interest rates and other factors. For a further discussion of the factors, that may affect our future operating results, please see the description of risk factors in Part I, Item 1A of this Annual Report on Form 10-K.

Comprehensive Income

        The Company reports results on a comprehensive basis, as required by Accounting Standards Update 2011-05, Comprehensive Income ("ASU 2011-05"). This standard requires the presentation of a Statement of Comprehensive Income, replacing the former Statement of Income. The Statement of

Comprehensive Income reports currency translation results that are a component of Other Comprehensive Income ("OCI") directly in this statement. Prior to adoption as of June 30, 2011, OCI was reported as a component of changes in Total Equity in the Statement of Financial Condition.

        The following two tables present net revenues and income before income taxes for each of our business segments for the periods indicated.

        Net revenues of each of our business segments and our total net revenues are summarized below:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Electronic brokerage	$670.4	$691.5	$547.3
Market making	459.6	698.5	379.2
Corporate(1)	0.5	(31.7)	(4.4)

Total	$1,130.5	$1,358.3	$922.1

(1)
Corporate includes corporate related activities as well as inter-segment eliminations.

        Income before income taxes of each of our business segments and our total income before income taxes are summarized below:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Electronic brokerage	$341.7	$370.3	$274.0
Market making	188.6	413.2	88.2
Corporate(1)	(3.3)	(42.4)	(24.8)

Total	$527.0	$741.1	$337.4

(1)
Corporate includes corporate related activities as well as inter-segment eliminations.

Revenue

  Trading Gains

        Trading gains are generated in the normal course of market making. Trading revenues are, in general, proportional to the trading activity in the markets. Our revenue base is highly diversified and comprised of millions of relatively small individual trades of various financial products traded on electronic exchanges, primarily in stocks, options and futures. Trading gains accounted for approximately 36%, 46% and 37% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Trading gains include a portion of translation gains and losses stemming from the basket of foreign currencies we call the GLOBAL, which we employ to carry out our currency exposure strategy. A discussion of our approach to managing foreign currency exposure is contained in Part II, Item 7A of this Annual Report on Form 10-K entitled "Quantitative and Qualitative Disclosures about Market Risk."

        Trading gains also include revenues from net dividends. Market making activities require us to hold a substantial inventory of equity securities. We derive significant revenues in the form of dividend income from these equity securities. This dividend income is largely offset by dividend expense incurred when we make significant payments in lieu of dividends on short positions in securities in our portfolio. Dividend income and expense arise from holding market making positions over dates on which dividends are paid to shareholders of record. When a stock pays a dividend, its market price is generally adjusted downward to reflect the value paid to the shareholders of record, which will not be received by those who purchase the stock after the dividend date. Hence, the apparent gains and losses due to these price changes must be taken together with the dividends paid and received, respectively, to accurately reflect the results of our market making operations.

        As a result of the way we have integrated our market making and securities lending systems, our trading gains and our net interest income from the market making segment are interchangeable and depend on the mix of market making positions in our portfolio. When implied interest rates in the equity and equity options and futures markets exceed the actual interest rates available to us, our market making systems tend to buy stock and sell it forward, which produces higher trading gains and lower net interest income. When these rates are inverted, our market making systems tend to sell stock and buy it forward, which produces lower trading gains and higher net interest income.

        Our trading gains are geographically diversified. In 2012, 2011 and 2010, we generated 37%, 40% and 17%, respectively, of our trading gains from operations conducted internationally.

  Commissions and Execution Fees

        We earn commissions and execution fees from our cleared customers for whom we act as executing and clearing brokers and from our non-cleared customers for whom we act as an execution-only broker. We have a commission structure that allows customers to choose between an all-inclusive "bundled" rate or an "unbundled" rate that has lower commissions for high volume customers. For "unbundled" commissions, we charge regulatory and exchange fees, at our cost, separately from our commissions, adding transparency to our fee structure. Commissions and execution fees accounted for 35%, 32% and 39% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

        Our commissions and execution fees are geographically diversified. In 2012, 2011 and 2010 we generated 28%, 30% and 27%, respectively, of commissions and execution fees from operations conducted internationally.

  Interest Income and Interest Expense

        We earn interest on customer funds segregated in safekeeping accounts; on customer borrowings on margin, secured by marketable securities these customers hold with us; from our investment in government treasury securities; from borrowing securities in the general course of our market making and brokerage activities, and on bank balances. Interest income accounted for 23%, 19% and 17% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Interest income is partially offset by interest expense.

        We pay interest on cash balances customers hold with us; for cash received from lending securities in the general course of our market making and brokerage activities; and on our borrowings. During 2012 we discontinued our senior notes program, which resulted in a reduction in our senior notes outstanding by $101.4 million and a reduction in interest expense on our senior notes of $6.9 million, as compared to the prior year. Interest expense was 5%, 6% and 7% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

        We have automated and integrated our securities lending system with our trading system. As a result, we have been able to tailor our securities lending activity to produce more optimal results when taken together with trading gains (see description under "Trading Gains" above). Our net interest income accounted for approximately 18%, 14% and 12% of our total net revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

  Other Income

        Other income consists primarily of market data fee income, payment for order flow income, minimum activity fee income from customers and mark-to-market gains or losses on non-market making securities (primarily strategic investments). Our other income accounted for approximately 6%, 3% and 6% of our total revenues for each of the years ended December 31, 2012, 2011 and 2010, respectively.

Costs and Expenses

  Execution and Clearing Expenses

        Our largest single expense category is execution and clearing expenses, which includes the costs of executing and clearing our market making and electronic brokerage trades, as well as other direct expenses, including payment for order flow, regulatory fees and market data fees. Execution fees are paid primarily to electronic exchanges and market centers on which we trade. Clearing fees are paid to clearing houses and clearing agents. Payments for order flow are made as part of exchange-mandated programs and to otherwise attract order volume to our system. Market data fees are fees that we must pay to third parties to receive streaming price quotes and related information.

  Employee Compensation and Benefits

        Employee compensation and benefits includes salaries, bonuses and other incentive compensation plans, group insurance, contributions to benefit programs and other related employee costs.

  Occupancy, Depreciation and Amortization

        Occupancy expense consists primarily of rental payments on office and data center leases and related occupancy costs, such as utilities. Depreciation and amortization expense results from the depreciation of fixed assets such as computing and communications hardware as well as amortization of leasehold improvements and capitalized in-house software development.

  Communications

        Communications expense consists primarily of the cost of voice and data telecommunications lines supporting our business including connectivity to exchanges around the world.

  General and Administrative

        Expenses in this category are primarily incurred for professional services, such as legal and audit work, and other operating expenses such as advertising and exchange membership lease expenses.

  Income Tax Expense

        We pay U.S. federal, state and local income taxes on our taxable income, which is proportional to the percentage of IBG LLC owned by IBG, Inc. Our subsidiaries are subject to income tax in the respective jurisdictions in which they operate.

Noncontrolling Interest

        We are the sole managing member of IBG LLC and, as such, operate and control all of the business and affairs of IBG LLC and its subsidiaries and consolidate IBG LLC's financial results into our financial statements. We hold approximately 11.9% ownership interest in IBG LLC. Holdings is owned by the original members of IBG LLC and holds approximately 88.1% ownership interest in IBG LLC. We reflect Holdings' ownership as a noncontrolling interest in our consolidated statement of financial condition, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows. Our share of IBG LLC's net income, excluding Holdings' noncontrolling interest, is approximately 11.9% and similarly, outstanding shares of our common stock represent approximately 11.9% of the outstanding membership interests of IBG LLC.

Certain Trends and Uncertainties

        We believe that our continuing operations may be favorably or unfavorably impacted by the following trends that may affect our financial condition and results of operations.

  •
  Over the past several years, the effects of market structure changes, competition (in particular, from HFTs) and market conditions have, during certain periods, exerted downward pressure on bid/offer spreads realized by market makers.

  •
  Retail broker-dealer participation in the equity markets has fluctuated over the past few years due to investor sentiment, market conditions and a variety of other factors. Retail transaction volumes may not be sustainable and are not predictable.

  •
  In recent years, in an effort to improve the quality of their executions as well as increase efficiencies, market makers have increased the level of automation within their operations, which may allow them to compete more effectively with us.

  •
  Scrutiny of equity and option market makers, hedge funds and soft dollar practices by regulatory and legislative authorities has increased. New legislation or modifications to existing regulations and rules could occur in the future.

  •
  Additional consolidation among market centers may adversely affect the value of our smart routing software.

  •
  A driver of our market making profits is the relationship between actual and implied volatility in the equities markets. The cost of maintaining our conservative risk profile is based on implied volatility, while our profitability, in part, is based on actual volatility. Hence, our profitability is increased when actual volatility runs above implied volatility and it is decreased when actual volatility falls below implied volatility. Implied volatility tends to lag actual volatility.

        See "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for a discussion of other risks that may affect our financial condition and results of operations.

Non-GAAP Financial Measures

        Non-GAAP measures are used to isolate items that the Company's management views as non-operating in nature, which is intended to give a clearer presentation of operating results. Given its material impact on our reported financial results, the following non-GAAP measure is presented for 2010:

        In December 2010, we effected a series of dividend payments, culminating in a cash dividend of $1.79 per share, which was paid to holders of IBKR common stock. In total, IBG LLC paid out about $1 billion. Funding for this dividend originated with our Swiss company, which paid a dividend to IBG LLC, its parent company. IBG LLC, in turn, paid a dividend to its members, including Interactive Brokers Group, Inc., the public company. On a consolidated reporting basis, these dividends had no effect on the Company's reported income. However, the original dividend from the Swiss company was made from earnings that were not previously taxed in the U.S. As a result, this triggered a U.S. federal income tax liability for the Company, which is reported as income tax expense in the consolidated statement of comprehensive income. This income tax liability was funded by reserving a portion of the dividend that the Company received. The remaining after-tax amount was paid to the Company's common stockholders. The result was cash-flow neutral for the public company.

        At December 31, 2012, approximately $616 million of accumulated earnings that have not been previously subject to income tax in the U.S. were held in the Company's non-U.S. subsidiaries. Additional dividends originating from these subsidiaries up to this amount (as adjusted over time) would be subject to U.S. income tax, as described above. Dividends paid from the remaining equity capital would not be subject to additional income tax.

        The Company also decided to pay a dividend equivalent to employees holding unvested shares in our Stock Incentive Plan. This amounted to approximately $10 million and was recorded as compensation expense.

        In summary, this item reduced diluted EPS by approximately $0.71 for the 2010 year.

        The Company believes that it is appropriate to adjust this non-operating item in the consolidated statement of comprehensive income in order to achieve a proper representation of the Company's financial performance. For a reconciliation of our accounting principles generally accepted in the United States of America ("U.S. GAAP") to non-GAAP results for 2010 see the 'GAAP to Non-GAAP Reconciliation and Footnotes' section on page 78 of this Annual Report on Form 10-K.

Results of Operations

        The tables in the period comparisons below provide summaries of our consolidated results of operations. The period-to-period comparisons below of financial results are not necessarily indicative of future results.

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Revenues:
Trading gains	$435.1	$665.2	$368.6
Commissions and execution fees	412.6	456.2	386.8
Interest income	268.4	280.2	172.5
Other income	76.4	43.0	60.4

Total revenues	1,192.5	1,444.6	988.3
Interest expense	62.0	86.3	66.2

Total net revenues	1,130.5	1,358.3	922.1

Non-interest expenses:
Execution and clearing	251.0	281.3	272.6
Employee compensation and benefits	244.5	216.3	203.6
Occupancy, depreciation and amortization	38.8	37.1	37.3
Communications	23.3	23.6	23.5
General and administrative	45.9	58.9	47.7

Total non-interest expenses	603.5	617.2	584.7

Income before income taxes	527.0	741.1	337.4
Income tax expense	30.0	53.9	60.3

Net Income	497.0	687.2	277.1
Less net income attributable to noncontrolling interests	456.3	625.3	286.7

Net income (loss) attributable to common stockholders	$40.7	$61.9	$(9.6)

Earnings per share
Basic	$0.89	$1.39	$(0.23)

Diluted	$0.89	$1.37	$(0.23)

Weighted average common shares outstanding
Basic	46,814,676	43,924,554	41,870,926
Diluted	47,070,522	44,364,902	42,498,705
Comprehensive income:
Net income (loss)	$40.7	$61.9	$(9.6)
Other comprehensive income (loss):
Cumulative translation adjustment, before income taxes	2.2	(4.5)	16.3
Income taxes related to items of other comprehensive income	(9.1)	(1.8)	6.0

Other comprehensive income (loss), net of tax	11.3	(2.7)	10.3

Comprehensive income attributable to common stockholders	$52.0	$59.2	$0.7

Comprehensive income attributable to noncontrolling interests:
Net income attributable to noncontrolling interests	$456.3	$625.3	$286.7
Other comprehensive income (loss)—cumulative translation adjustment	17.0	(27.8)	132.2

Comprehensive income attributable to noncontrolling interests	$473.3	$597.5	$418.9

The following table sets forth our consolidated results of operations as a percent of our total revenues for the indicated periods:

	Year Ended December 31,
	2012	2011	2010
Revenues:
Trading gains	36.5%	46.0%	37.3%
Commissions and execution fees	34.6%	31.6%	39.1%
Interest income	22.5%	19.4%	17.5%
Other income	6.4%	3.0%	6.1%

Total revenues	100.0%	100.0%	100.0%
Interest expense	5.2%	6.0%	6.7%

Total net revenues	94.8%	94.0%	93.3%

Non-interest expenses:
Execution and clearing	21.0%	19.5%	27.6%
Employee compensation and benefits	20.5%	15.0%	20.6%
Occupancy, depreciation and amortization	3.3%	2.6%	3.8%
Communications	2.0%	1.6%	2.4%
General and administrative	3.8%	4.1%	4.8%

Total non-interest expenses	50.6%	42.7%	59.2%

Income before income taxes	44.2%	51.3%	34.1%
Income tax expense	2.5%	3.7%	6.1%
Net Income	41.7%	47.6%	28.0%
Less net income attributable to noncontrolling interests	38.3%	43.3%	29.0%

Net income (loss) attributable to common stockholders	3.4%	4.3%	-1.0%

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net Revenues

        Total net revenues for the year ended December 31, 2012 decreased $227.8 million or 17%, to $1,130.5 million from $1,358.3 million during the year ended December 31, 2011. The decrease in net revenues was primarily due to decreases in trading gains and commissions and execution fees, partially offset by an increase in net interest income compared to the prior year. The decrease in trading gains was a result of a more challenging market making environment, which featured lower volatility and lower exchange traded volumes than during the prior year. In addition, trading gains were impacted by a $49.8 million unfavorable swing in currency translation. Consistent with the overall decrease in trading volumes, commissions and execution fees declined due to lower stock, options and futures volumes from customers. A reduction in interest expense on our senior notes and higher net fees earned from securities borrowed and loaned transactions contributed to an increase in net interest income. Trading volume is an important driver of revenues and costs for both our electronic brokerage and market making segments. During 2012, options and futures contracts and stock shares executed by our subsidiaries decreased by 12%, 7% and 15%, respectively.

        Trading Gains.    Overall trading gains for the year ended December 31, 2012, decreased $230.1 million, or 35%, to $435.1 million from $665.2 million for the year ended December 31, 2011. As market makers, we provide liquidity by buying from sellers and selling to buyers. During the year ended December 31, 2012, our market making operations executed 60.4 million trades, a decrease of

5% as compared to the number of trades executed in the year ended December 31, 2011. The decrease in trading gains was driven, in part, by a swing in currency translation gains, which contributed 22% of the drop; a $38.6 million loss in 2012 compared to an $11.2 million gain in 2011. As part of managing our overall exposure to foreign currency fluctuations, we maintain our capital in a basket of currencies we call the GLOBAL. A substantial portion of the currency translation effects may result from the holding of our equity in GLOBALs. A discussion of our approach to managing foreign currency exposure is contained in Part II, Item 7A of this Annual Report on Form 10-K entitled "Quantitative and Qualitative Disclosures about Market Risk."

        Trading gains were negatively impacted by a 26% decrease in average volatility, as measured by the VIX®, for the year ended December 31, 2012 as compared to the prior year. The average ratio of actual to implied volatility decreased from 85% in 2012 compared to 69% during the prior year. In addition, diminishing market participation by retail investors made the trading environment more difficult than that of the prior year. Acting to offset these factors, bid/offer spreads on U.S. exchange-traded options, as reported by the NASDAQ OMX PHLX market, were approximately 6% wider during the year ended December 31, 2012 than in the prior year. As a result, our trading gains, after removing the effects of currency translation, decreased by 28% from the year-ago period.

        Included in trading gains are net dividends. Dividend income and expense arise from holding market making positions over dates on which dividends are paid to shareholders of record. When a stock pays a dividend, its market price is generally adjusted downward to reflect the value paid to the shareholders of record, which will not be received by those who purchase stock after the ex-dividend date. Hence, the apparent gains and losses due to these price changes, reflecting the value of dividends paid to shareholders, must be taken together with the dividends paid and received, respectively, to accurately reflect the results of our market making operations.

        Commissions and Execution Fees.    Commissions and execution fees for the year ended December 31, 2012 decreased $43.6 million, or 10%, to $412.6 million, as compared to the year ended December 31, 2011. The decrease was driven by lower overall trade volume from our customers, where volumes in options and futures contracts and stock shares decreased by 16%, 5%, and 14%, respectively, for the year ended December 31, 2012 from the prior year. During the second half of 2011 we observed a surge in volumes driven by concerns over the U.S. debt downgrade and the European debt crisis. Total DARTs for cleared and execution-only customers for the year ended December 31, 2012 decreased 7% to approximately 413,000, as compared to approximately 444,000 during the year ended December 31, 2011. DARTs for cleared customers, i.e., customers for whom we execute trades as well as clear and carry positions, decreased 6% to approximately 384,000, for the year ended December 31, 2012, as compared to approximately 409,000 for the year ended December 31, 2011. The number of customer accounts grew by 11% to approximately 210,000 at December 31, 2012, as compared to approximately 189,000 at December 31, 2011. Average commission per DART for cleared customers, for the year ended December 31, 2012, decreased by 2% to $4.17, compared to $4.26 for the year ended December 31, 2011.

        Interest Income and Interest Expense.    Net interest income (interest income less interest expense) for the year ended December 31, 2012 increased $12.5 million, or 6%, to $206.4 million, as compared to the year ended December 31, 2011. The increase in net interest income was driven primarily by a reduction in interest expense on our senior notes, higher net fees earned from securities borrowed and loaned transactions and higher customer cash and margin balances.

        Interest expense on our senior notes decreased by $6.9 million compared to the year-ago quarter as we discontinued our senior notes program in June 2012.

        Average customer cash balances increased by 13%, to $19.54 billion, and average customer fully secured margin borrowings increased 7%, to $8.67 billion, for the year ended December 31, 2012, as compared to $17.35 billion and $8.14 billion, respectively, for the year ended December 31, 2011.

Interest expense on customer cash balances decreased for the year ended December 31, 2012, compared to the prior year, as lower benchmark rates on foreign currency balances more than offset higher balances in those currencies. Given the low benchmark interest rates, we did not pay interest on customer balances denominated in U.S. dollars in 2012. Interest income from fully secured margin borrowings increased approximately $3.0 million as higher U.S. dollar borrowings and a higher average Fed Funds effective rate more than offset interest rate compression in certain foreign currencies. The average Fed Funds effective rate increased 4 basis points to 0.14% for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

        We earn fees on securities loaned and borrowed to support customer long and short stock holdings in margin accounts. In addition, our Stock Yield Enhancement Program provides an opportunity for customers with fully-paid stock to allow IB to lend it out. In exchange for lending out their stock, our customers receive 50% of the stock loan fees. IB places cash collateral securing the loans in the customer's account. In the market making segment, as a result of the way we have integrated our market making and securities lending systems, our trading income and our net interest income are interchangeable and depend on the mix of market making positions in our portfolio. When implied interest rates in the equity and equity options and futures markets exceed the actual interest rates available to us, our market making systems tend to buy stock and sell it forward, which produces higher trading gains and lower net interest income. When these rates are inverted, our market making systems tend to sell stock and buy it forward, which produces lower trading gains and higher net interest income.

        Average securities borrowed decreased by 13%, to $2.92 billion, and average securities loaned increased by 9%, to $1.77 billion, for the year ended December 31, 2012. Net interest earned from securities borrowed and loaned is also affected by the level of demand for securities positions held by our market making companies and by our customers. During the year ended December 31, 2012, net fees earned by our brokerage and market making segments from securities borrowed and loaned transactions increased $2.7 million compared to the year ended December 31, 2011.

        Other Income.    Other income, for the year ended December 31, 2012, increased $33.4 million, or 78%, to $76.4 million, as compared to the year ended December 31, 2011. The primary revenue components of other income are market data fees collected from customers, order flow fees paid by U.S. options exchanges and minimum activity fees from customers. The increase in other income was driven by a $33.2 million decrease in mark-to-market losses on non-market making securities. During the fourth quarter of 2011 we revalued at zero our equity investment in MF Global following its bankruptcy filing. Our decrease in mark-to-market losses was partially offset by a $2.4 million decrease in order flow income, compared to the prior year.

Non-Interest Expenses

        Non-interest expenses, for the year ended December 31, 2012, decreased by $13.7 million, or 2%, to $603.5 million from $617.2 million, during the year ended December 31, 2011. The decrease was primarily due to lower execution and clearing expenses and general and administrative expenses, partially offset by higher employee compensation and benefits expenses. As a percentage of total net revenues, non-interest expenses increased to 53% for the year ended December 31, 2012 from 45% during the year ended December 31, 2011.

        Execution and Clearing.    Execution and clearing expenses, for the year ended December 31, 2012, decreased $30.3 million, or 11%, to $251.0 million, as compared to the year ended December 31, 2011, as a result of lower trading volume in options futures and stocks product classes. During 2012, options and futures contracts and stock shares executed by our subsidiaries decreased by 12%, 7% and 15%, respectively.

        Employee Compensation and Benefits.    Employee compensation and benefits expenses, for the year ended December 31, 2012, increased by $28.2 million, or 13%, to $244.5 million, as compared to the year ended December 31, 2011. The increase in employee compensation was largely a result of a special discretionary grant of $18.4 million of restricted stock units awarded on January 6, 2012. The special award was made to provide our employees with greater equity participation in the Company and was designed to give lower compensated employees a proportionally higher award. This increase also reflects the 3% growth in the average number of employees to 885 for the year ended December 31, 2012, as compared to 858 for the prior year. As we continue to grow, our focus on automation has allowed us to maintain a relatively small staff. As a percentage of total net revenues, employee compensation and benefits expenses were 22% and 16%, for the years ended December 31, 2012 and 2011, respectively.

        Occupancy, Depreciation and Amortization.    Occupancy, depreciation and amortization expenses increased $1.7 million, or 5%, to $38.8 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. As a percentage of total net revenues, occupancy, depreciation and amortization expense was 3% for both 2012 and 2011.

        Communications.    Communications expenses decreased $0.3 million, or 1%, to $23.3 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011. As a percentage of total net revenues, communications expenses were 2% for both 2012 and 2011.

        General and Administrative.    General and administrative expenses, for the year ended December 31, 2012, decreased $13.0 million, or 22% to $45.9 million, as compared to the year ended December 31, 2011. The decrease was due to an $8.1 million decrease in bad debt expenses and a $2.9 million decrease in other administrative fees compared to the prior year.

Income Tax Expense

        Income tax expense for the year ended December 31, 2012 decreased $23.9 million, or 44%, compared to income tax expense for the year ended December 31, 2011, while income before taxes decreased by $214.1 million, or 29%, during the same period. In 2012, we recognized some tax benefits related to prior years, which increased earnings per share for the year ended December 31, 2012 by $0.07.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Revenues

        Total net revenues for the year ended December 31, 2011 increased $436.2 million or 47%, to $1,358.3 million from $922.1 million during the year ended December 31, 2010. Trading volume is an important driver of revenues and costs for both our market making and electronic brokerage segments. During 2011, options and futures contracts executed by our operating companies increased by 16% and 11%, respectively, while stock shares volume decreased 8%. Brokerage options and futures contract volumes increased 18% and 13%, respectively; market making options and futures contract volumes increased 16% and 1%, respectively; while brokerage stock share volume increased 1% and market making stock share volume decreased 38%. In brokerage, although stock volume for the year was stable, we observed decreases primarily in low-priced stocks after we raised risk margin requirements, to better protect against sudden price moves, on companies with small market capitalization. In market making, decreases in stock volume resulted from targeted paring back of activity at certain exchanges to improve profitability and avoid high fees. Increased customer cash and margin balances contributed to an increase of $69.8 million in net interest income in our brokerage segment. In our market making segment, wider bid/offer spreads in options, an increase in the ratio of actual to implied volatility and a reversal in currency translation losses contributed to an increase of $320.0 million in trading gains.

        Trading Gains.    Overall trading gains for the year ended December 31, 2011, increased $296.6 million, or 80%, to $665.2 million from $368.6 million for the year ended December 31, 2010. As market makers, we provide liquidity by buying from sellers and selling to buyers. During the year ended December 31, 2011, our market making operations executed 63.6 million trades, a decrease of 15% as compared to the number of trades executed in the year ended December 31, 2010. Options contracts increased 16%, futures contracts increased 1% while stock shares decreased by 38% for the year ended December 31, 2011 as compared to 2010. Bid/offer spreads on U.S. exchange-traded options, as reported by the NASDAQ OMX PHLX market, on average, were approximately 33% wider during the year ended December 31, 2011 than during the year ended December 31, 2010.

        The increase in trading gains was driven by a swing in currency translation gains, which contributed 58% of the rise, reflecting an $11.2 million gain in 2011 as compared to a $160.9 million loss in 2010. As part of managing our overall exposure to foreign currency fluctuations, we maintain our capital in a basket of currencies we call the GLOBAL. A large portion of the currency translation effects result from the holding of our equity in GLOBALs. A discussion of our approach to managing foreign currency exposure is contained in Part II, Item 7A of this Annual Report on Form 10-K entitled "Quantitative and Qualitative Disclosures about Market Risk."

        Included in trading gains are net dividends. Dividend income and expense arise from holding market making positions over dates on which dividends are paid to shareholders of record. When a stock pays a dividend, its market price is generally adjusted downward to reflect the value paid to the shareholders of record, which will not be received by those who purchase stock after the ex-dividend date. Hence, the apparent gains and losses due to these price changes, reflecting the value of dividends paid to shareholders, must be taken together with the dividends paid and received, respectively, to accurately reflect the results of our market making operations.

        Commissions and Execution Fees.    Commissions and execution fees for the year ended December 31, 2011 increased $69.4 million, or 18%, to $456.2 million, as compared to the year ended December 31, 2010. The increase was driven by higher overall trade volume from our customers. Volume in options and futures contracts and stock shares increased by 18%, 13%, and 1%, respectively, for the year ended December 31, 2011 from the prior year. Total DARTs for cleared and execution-only customers for the year ended December 31, 2011 increased 17% to approximately 444,000, as compared to approximately 379,000 during the year ended December 31, 2010. DARTs for cleared customers, i.e., customers for whom we execute trades as well as clear and carry positions, increased 19% to approximately 409,000, for the year ended December 31, 2011, as compared to approximately 343,000 for the year ended December 31, 2010. The number of customer accounts grew by 20% to approximately 189,000 at December 31, 2011, as compared to approximately 158,000 at December 31, 2010. Average commission per DART for cleared customers, for the year ended December 31, 2011, decreased by less than 1% to $4.26, as compared to $4.28 for the year ended December 31, 2010.

        Interest Income and Interest Expense.    Net interest income (interest income less interest expense) for the year ended December 31, 2011 increased $87.6 million, or 82%, to $193.9 million, as compared to the year ended December 31, 2010. Net interest income was derived primarily from the electronic brokerage segment during the year ended December 31, 2011. Net interest earned by electronic brokerage increased $69.8 million, or 71%, to $168.3 million, as compared to the year ended December 31, 2010. Average customer cash balances increased by 40%, to $17.35 billion, and average customer fully secured margin borrowings increased 66%, to $8.14 billion, for the year ended December 31, 2011, as compared to $12.41 billion and $4.91 billion, respectively, for the year ended December 31, 2010. Net fees earned by electronic brokerage from borrowing and lending securities increased $30.3 million, or 131%, for the year ended December 31, 2011 as compared to same period last year.

        The average Fed Funds effective rate decreased 8 basis points to 0.10% for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

        For market making, net interest income increased $12.3 million from the prior year to $19.8 million. As a result of the way we have integrated our market making and securities lending systems, our trading income and our net interest income are interchangeable and depend on the mix of market making positions in our portfolio. When implied interest rates in the equity and equity options and futures markets exceed the actual interest rates available to us, our market making systems tend to buy stock and sell it forward, which produces higher trading gains and lower net interest income. When these rates are inverted, our market making systems tend to sell stock and buy it forward, which produces lower trading gains and higher net interest income. Net interest income increased $10.6 million as loan balances with IBG LLC were reduced and the rates paid on those loans were lower than in the prior year. In addition, net interest income from operating cash accounts increased $6.2 million. These increases were offset by a $6.1 million decrease in net interest earned from securities borrowed and loaned. Average securities borrowed decreased by 31%, to $3.34 billion and average securities loaned increased by 13%, to $1.63 billion, for the year ended December 31, 2011. Net interest earned from securities borrowed and loaned is also affected by the level of demand for securities positions held by our market making companies.

        Other Income.    Other income, for the year ended December 31, 2011, decreased $17.4 million, or 29%, to $43.0 million, as compared to the year ended December 31, 2010. The primary revenue components of other income are market data fees collected from customers, order flow fees paid by U.S. options exchanges and minimum activity fees from inactive customers. The decrease in other income was driven by a $39.0 million loss from our equity investment in MF Global, which, following its bankruptcy filing, we revalued at zero during the fourth quarter of 2011. This loss was partially offset by a $22.8 million increase in translation gains from our brokerage and corporate companies compared to the prior year. Of our translation gains, $4.1 million was attributable to an increase in the value of a $38.7 million tax credit receivable denominated in Swiss francs and $18.0 million was a result of increases in gains from foreign currency forward positions compared the prior year. Our losses were further offset by a $7.2 million increase in market data and minimum activity fees compared to the prior year.

Non-Interest Expenses

        Non-interest expenses, for the year ended December 31, 2011, increased by $32.5 million, or 6%, to $617.2 million from $584.7 million, during the year ended December 31, 2010. The increase was primarily due to higher execution and clearing expenses, employee compensation and benefits expenses and general and administrative expenses. As a percentage of total net revenues, non-interest expenses decreased to 45% for the year ended December 31, 2011 from 63% during the year ended December 31, 2010.

        Execution and Clearing.    Execution and clearing expenses, for the year ended December 31, 2011, increased $8.7 million, or 3%, to $281.3 million, as compared to the year ended December 31, 2010, as a result of higher trading volume in futures and options product classes. In addition, regulatory fees increased $5.8 million for the year ended December 31, 2011 as compared to 2010, in part due to an increase in the SEC securities transaction fee rate from $16.90 per million to $19.20 per million in January of 2011. This was partially offset by an increase in executions at venues that pay participants to provide liquidity. As a market maker under the make-or-take pricing model, we are paid for providing liquidity instead of being charged payment-for-order flow fees.

        Employee Compensation and Benefits.    Employee compensation and benefits expenses, for the year ended December 31, 2011, increased by $12.7 million, or 6%, to $216.3 million, as compared to the year ended December 31, 2010. This increase reflects the 3% growth in the average number of employees to 858 for the year ended December 31, 2011, as compared to 836 for the prior year. As we continue to grow, our focus on automation has allowed us to maintain a relatively small staff. The continued recognition of costs associated with of our stock incentive plan also increased employee compensation and benefits expense. As a percentage of total net revenues, employee compensation and benefits expenses were 16% and 22%, for the years ended December 31, 2011 and 2010, respectively.

        Occupancy, Depreciation and Amortization.    Occupancy, depreciation and amortization expenses decreased $0.2 million, or 1%, to $37.1 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. As a percentage of total net revenues, occupancy, depreciation and amortization expense fell to 3% in the year ended December 31, 2011 from 4% in the year ended December 31, 2010.

        Communications.    Communications expenses increased $0.1 million, or less than 1%, to $23.6 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase was driven by additional telecommunications bandwidth required to support increased trading volume at electronic exchanges and an expansion in the number of markets in which IBG LLC operates offset by savings from market price quotation services and telephone communication charges. As a percentage of total net revenues, communications expenses were 2% and 3% for the years ended December 31, 2011 and 2010, respectively.

        General and Administrative.    General and administrative expenses, for the year ended December 31, 2011, increased $11.2 million, or 23% to $58.9 million, as compared to the year ended December 31, 2010. The increase in general and administrative expenses was due to higher advertising expenditures, bad debt reserves and an increase in trading permit fees.

Income Tax Expense

        Income tax expense for the year ended December 31, 2011 decreased $6.4 million or 11% compared to income tax expense for the year ended December 31, 2010, while income before taxes increased by $403.7 million or 120% during the same period.

        In December 2010, the Company paid a special cash dividend of $1.79 per share to holders of the Company's common stock. The dividend was part of a series of dividends that had no effect on our reported income before tax on a consolidated basis. However, the U.S. federal income tax liability triggered by the dividends is reported as income tax expense in the consolidated statement of comprehensive income. The above dividend resulted from a transaction on December 21, 2010, in which Timber Hill Europe AG ("THE AG") paid its sole shareholder, IBG LLC, a dividend of $990.3 million. THE AG's pretax earnings had not previously been subject to taxation in the United States. U.S. federal income taxes on the Company's share of this dividend were $40.8 million. Please refer to the section above entitled "Non-GAAP Financial Measures" for a discussion of the impact of the dividend on our reported results for 2010.

Supplemental Information

        The following tables present historical trading volumes for our business. However, volumes are not the only drivers in our business.

TRADE VOLUMES:
(in 000's, except %)

Period	Market Making Trades	% Change	Brokerage Cleared Trades	% Change	Brokerage Non Cleared Trades	% Change	Total Trades	% Change	Avg. Trades per U.S. Trading Day
2008	101,672		120,195		16,966		238,833		944
2009	93,550	-8%	127,338	6%	13,636	-20%	234,524	-2%	934
2010	75,169	-20%	133,658	5%	18,732	37%	227,559	-3%	905
2011	63,602	-15%	160,567	20%	19,187	2%	243,356	7%	968
2012	60,421	-5%	150,000	-7%	16,118	-16%	226,540	-7%	904

CONTRACT AND SHARE VOLUMES:
(in 000's, except %)

TOTAL

Period	Options (contracts)	% Change	Futures (contracts)	% Change	Stocks (shares)	% Change
2008	757,732		108,984		55,845,428
2009	643,380	-15%	82,345	-24%	75,449,891	35%
2010	678,856	6%	96,193	17%	84,469,874	12%
2011	789,370	16%	106,640	11%	77,730,974	-8%
2012	698,140	-12%	98,801	-7%	65,872,960	-15%

MARKET MAKING

Period	Options (contracts)	% Change	Futures (contracts)	% Change	Stocks (shares)	% Change
2008	514,629		21,544		26,008,433
2009	428,810	-17%	15,122	-30%	26,205,229	1%
2010	435,184	1%	15,371	2%	19,165,000	-27%
2011	503,053	16%	15,519	1%	11,788,769	-38%
2012	457,384	-9%	12,660	-18%	9,339,465	-21%

Notes:

(1)
Futures contract volume includes options on futures

(2)
In Brazil, an equity option contract typically represents one share of the underlying stock; however, the typical minimum trading quantity is 100 contracts. To make a fair comparison to volume at other exchanges, we have adopted a policy of reporting Brazilian equity options contracts divided by their trading quantity of 100.

BROKERAGE TOTAL

Period	Options (contracts)	% Change	Futures (contracts)	% Change	Stocks (shares)	% Change
2008	243,103		87,440		29,836,995
2009	214,570	-12%	67,223	-23%	49,244,662	65%
2010	243,672	14%	80,822	20%	65,304,874	33%
2011	286,317	18%	91,121	13%	65,942,205	1%
2012	240,756	-16%	86,141	-5%	56,533,495	-14%

BROKERAGE CLEARED

Period	Options (contracts)	% Change	Futures (contracts)	% Change	Stocks (shares)	% Change
2008	77,207		85,599		26,334,752
2009	93,868	22%	66,241	-23%	46,627,344	77%
2010	103,054	10%	79,144	19%	62,077,741	33%
2011	145,993	42%	89,610	13%	63,098,072	2%
2012	144,539	-1%	84,794	-5%	54,371,351	-14%

Notes:

(1)
Futures contract volume includes options on futures

BROKERAGE STATISTICS:
(in 000's, except % and where noted)

	4Q2012	4Q2011	% Change
Total Accounts	210	189	11%
Customer Equity (in billions)*	$32.9	$25.1	31%
Cleared DARTs	378	412	-8%
Total Customer DARTs	407	447	-9%
Cleared Customers (in $'s, except DART per account)
Commission per DART	$4.24	$4.07	4%
DART per Avg. Account (Annualized)	457	556	-18%
Net Revenue per Avg. Account (Annualized)	$3,233	$3,435	-6%

*
Excluding Non-Customers

Business Segments

        The following sections discuss results of our operations by business segment, excluding a discussion of corporate income and expense. In the following tables, revenues and expenses directly associated with each segment are included in determining income before income taxes. Due to the integrated nature of the business segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments generally result from one subsidiary facilitating the business of another subsidiary through the use of its existing trading memberships and clearing arrangements. In such cases, certain revenue and expense items are eliminated in order to accurately reflect the external business conducted in each segment. Rates on transactions between segments are designed to approximate full costs. In addition to execution and clearing expenses, which are the main cost driver for both the market making segment and the electronic brokerage segment, each segment's operating expenses include (i) employee compensation and benefits expenses that are incurred directly in support of the businesses, (ii) general and administrative expenses, which include directly incurred expenses for property leases, professional fees, travel and entertainment, communications and information services, equipment, and (iii) indirect support costs (including compensation and other related operating expenses) for administrative services provided by IBG LLC. Such administrative services include, but are not limited to, computer software development and support, accounting, tax, legal and facilities management.

Electronic Brokerage

        The following table sets forth the results of our electronic brokerage operations for the indicated periods:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Revenues:
Commissions and execution fees	$412.6	$456.2	$386.8
Interest income	211.2	209.6	119.1
Other income	74.6	67.0	62.0

Total revenues	698.4	732.8	567.9
Interest expense	28.0	41.3	20.6

Total net revenues	670.4	691.5	547.3

Non-interest expenses:
Execution and clearing	135.8	150.6	127.5
Employee compensation and benefits	81.6	65.8	57.6
Occupancy, depreciation and amortization	12.1	12.2	13.6
Communications	8.9	11.4	10.7
General and administrative	90.3	81.2	63.9

Total non-interest expenses	328.7	321.2	273.3

Income before income taxes	$341.7	$370.3	$274.0

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

        Electronic brokerage total net revenues for the year ended December 31, 2012 decreased $21.1 million, or 3%, to $670.4 million, from $691.5 million during the year ended December 31, 2011, primarily due to a decrease in commission and execution fees from customers, which was partially offset by an increase in net interest income. Commission and execution fees decreased $43.6 million, or 10%, for the year ended December 31, 2012 as compared to 2011 as a result of lower customer trading volumes. This was consistent with the industry volumes, which declined in 2012 from the prior year. Volumes in options and futures contracts and stock shares decreased 16%, 5% and 14%, respectively, for the year ended December 31, 2012 from 2011. During the second half of 2011 we observed a surge in volumes driven by concerns over the U.S. debt downgrade and the European debt crisis.

        Net interest income increased by $14.9 million, or 9%, for the year ended December 31, 2012 as compared to 2011. The increase in net interest income was attributable to an increase of $10.1 million in net fees earned from securities borrowed and loaned transactions as well as a $2.19 billion increase in average customer cash balances and an increase of $0.53 billion in average fully secured margin borrowings. The average Fed Funds effective rate increased by approximately 4 basis points to 0.14% for the year ended December 31, 2012 from the prior year.

        Total DARTs from cleared and execution-only customers for the year ended December 31, 2012 decreased 7% to approximately 413,000, as compared to approximately 444,000 during the year ended December 31, 2011. DARTs from cleared customers for the year ended December 31, 2012 decreased 6% to approximately 384,000, as compared to approximately 409,000 during the year ended December 31, 2011. Total customer equity grew by 31% to $32.9 billion at December 31, 2012, from $25.1 billion at December 31, 2011. The number of customer accounts grew 11% from December 31, 2011 to approximately 210,000 at December 31, 2012.

        Electronic brokerage non-interest expenses for the year ended December 31, 2012 increased $7.5 million, or 2%, as compared to the year ended December 31, 2011. Within non-interest expenses, execution and clearing expenses decreased by $14.8 million, driven by lower volume in options and futures contracts and stock shares. Employee compensation and benefits expenses increased by $15.8 million, or 24% during the year ended December 31, 2012 as compared to 2011. As previously mentioned, the increase in employee compensation and benefits expense was largely a result of a special discretionary grant of restricted stock units awarded on January 6, 2012. General and administrative expenses increased $9.1 million as administrative and consulting fees increased $14.5 million, which were partially offset by a $3.9 million decrease in bad debt expense during the year ended December 31, 2012 as compared to 2011. As a percentage of total net revenues, non-interest expenses increased to 49% from 46% for the year ended December 31, 2012 as compared to 2011.

        Electronic brokerage income before income taxes decreased $28.6 million, or 8%, to $341.7 million for the year ended December 31, 2012 from $370.3 million for the year ended December 31, 2011. As a percentage of total net revenues for the electronic brokerage segment, income before income taxes was 51% and 54% for the years ended December 31, 2012 and 2011, respectively.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

        Electronic brokerage total net revenues for the year ended December 31, 2011 increased $144.2 million, or 26%, to $691.5 million, from $547.3 million during the year ended December 31, 2010, primarily due to an increase in net interest income and higher commission and execution fees. Net interest income increased $69.8 million, or 71%, for the year ended December 31, 2011 as compared to 2010. The increase in net interest income was attributable to an increase of $4.94 billion in average customer cash balances and an increase of $3.23 billion in average fully secured margin borrowings as well as a $30.3 million increase in net fees earned from securities borrowed and loaned transactions. Net interest income increased despite a decrease in the average Fed Funds effective rate of approximately 8 basis points to 0.10% for the year ended December 31, 2011 as compared to 0.18% for the year ended December 31, 2010. Commission and execution fees increased $69.4 million, or 18%, for the year ended December 31, 2011 as compared to 2010. The increase in commission and execution fees is directly attributable to increased customer trading volume. Volume in options and futures contracts and stock shares increased 18%, 13%, and 1% for the year ended December 31, 2011 from 2010. Stock volume declines in low priced stocks, which occurred after we raised risk margin requirements to better protect against sudden price moves on companies with small market capitalization, were more than offset by increased volume in other stocks. Total DARTs from cleared and execution-only customers for the year ended December 31, 2011 increased 17% to approximately 444,000, as compared to approximately 379,000 during the year ended December 31, 2010. DARTs from cleared customers for the year ended December 31, 2011 increased 19% to approximately 409,000, as compared to approximately 343,000 during the year ended December 31, 2010. Total customer equity grew by 14% to $25.1 billion at December 31, 2011, from $22.1 billion at December 31, 2010. The number of customer accounts grew 20% from December 31, 2010 to approximately 189,000 at December 31, 2011.

        Electronic brokerage non-interest expenses for the year ended December 31, 2011 increased $47.9 million, or 18%, as compared to the year ended December 31, 2010. Within non-interest expenses, execution and clearing expenses increased by $23.1 million, driven by higher futures fees which resulted from a 13% increase in futures trading volume. Employee compensation and benefits expenses increased by $8.2 million, or 14% during the year ended December 31, 2011 as compared to 2010. General and administrative expenses increased $17.3 million as administrative and consulting fees increased $11.3 million during the year ended December 31, 2011 as compared to 2010. As a percentage of total net revenues, non-interest expenses decreased to 46% from 50% for the year ended December 31, 2011 as compared to 2010.

        Electronic brokerage income before income taxes increased $96.3 million, or 35%, to $370.3 million for the year ended December 31, 2011 from $274.0 million for the year ended December 31, 2010. As a percentage of total net revenues for the electronic brokerage segment, income before income taxes was 54% and 50% for the years ended December 31, 2011 and 2010, respectively.

Market Making

        The following table sets forth the results of our market making operations for the indicated periods:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Revenues:
Trading gains	$435.1	$678.4	$358.4
Interest income	57.9	65.4	57.5
Other income	2.6	0.3	13.3

Total revenues	495.6	744.1	429.2
Interest expense	36.0	45.6	50.0

Total net revenues	459.6	698.5	379.2

Non-interest expenses:
Execution and clearing	117.8	133.5	144.8
Employee compensation and benefits	66.8	64.7	71.6
Occupancy, depreciation and amortization	7.1	8.9	10.1
Communications	10.2	10.1	12.6
General and administrative	69.1	68.1	51.9

Total non-interest expenses	271.0	285.3	291.0

Income before income taxes	$188.6	$413.2	$88.2

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

        Market making total net revenues for the year ended December 31, 2012 decreased $238.9 million, or 34%, to $459.6 million, from $698.5 million during the year ended December 31, 2011. As part of managing our overall exposure to foreign currency fluctuations, we maintain our capital in proportion to a basket of currencies we call the GLOBAL. The decrease in trading gains was in part due to an unfavorable swing in currency translation, which contributed 20% of the decrease, reflecting a $38.6 million loss in the year ended December 31, 2012 compared to a $11.2 million gain in 2011. A discussion of our approach to managing foreign currency exposure is contained in Part II, Item 7A of this Annual Report on Form 10-K entitled "Quantitative and Qualitative Disclosures about Market Risk."

        Trading gains were negatively impacted by a 26% decrease in average volatility, as measured by the VIX®, for the year ended December 31, 2012 compared to the prior year. In addition, the ratio of actual to implied volatility decreased from 85% to 69% for the years ended December 31, 2011 and 2012, respectively. Acting to offset these factors, bid/offer spreads on U.S. exchange-traded options, as reported by the NASDAQ OMX PHLX market, were approximately 6% wider in the year ended December 31, 2012 than in the prior year. Diminished market participation by retail investors, combined with these factors, resulted in a more difficult trading environment than that of 2011. As a result, after removing the effects of currency translation, our trading gains decreased by 29% from the year-ago period.

        Market making options contracts volume decreased 9% while futures contracts and stock shares volumes decreased 18% and 21%, respectively, in the year ended December 31, 2012 as compared to 2011. The decrease in options volume was curtailed by our decision to tighten our bid/offer spreads, which may have increased volume while reducing per contract gains. The decrease in stock volume in part reflects our actions over the past year to selectively pare down trading in less profitable products.

        Net interest income for the year ended December 31, 2012 increased by $2.1 million, or 11%. The increase in net interest income was driven by a $6.1 million decrease in interest expense on operating loans with IBG LLC as well as $3.5 million increase in interest income from firm cash balances compared to the prior year. These increases in net interest income were partially offset by a $7.4 million decrease in net fees earned from securities borrowed and loaned transactions compared the prior year. As described above, our trading gains and our net interest income are interchangeable and depend on the mix of market making positions in our portfolio and on relative interest rates in the stock and options markets. In the year ended December 31, 2012, these factors, together with securities lending activity, produced more net interest income than in the year-ago period.

        Market making non-interest expenses for the year ended December 31, 2012 decreased $14.3 million, or 5%, as compared to the year ended December 31, 2011. The decrease primarily resulted from a $15.7 million decrease in execution and clearing fees, partially offset by a $2.1 million increase in employee compensation and benefits expenses. The decrease in execution and clearing fees was driven by lower volumes in options and futures contracts and stock shares traded, compared to the year-ago period. Employee compensation expenses increased as a result of a one-time discretionary grant of restricted stock units awarded on January 6, 2012. As a percentage of total net revenues, market making non-interest expenses were 59% and 41% for the years ended December 31, 2012 and 2011, respectively.

        Market making income before income taxes decreased $224.6 million, or 54%, to $188.6 million for the year ended December 31, 2012 from $413.2 million for the year ended December 31, 2011. As a percentage of total net revenues for the market making segment, income before income taxes was 41% and 59% for the years ended December 31, 2012 and 2011, respectively.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

        Market making total net revenues for the year ended December 31, 2011 increased $319.3 million, or 84%, to $698.5 million, from $379.2 million during the year ended December 31, 2010. Trading gains for the year ended December 31, 2011 increased $320.0 million, or 89%, primarily due to a reversal in currency translation losses and wider bid/offer spreads on exchange-traded options as compared to the year-ago period. Market making options and futures contract volumes increased 16% and 1% respectively, while stock share volume decreased 38% during the year ended December 31, 2011 as compared to the prior year. Decreases in stock volume resulted from targeted paring back of activity at certain exchanges to improve profitability and avoid high fees. Bid/offer spreads on U.S. exchange-traded options, as reported by the NASDAQ OMX PHLX market, on average, were approximately 33% wider during the year ended December 31, 2011 than during 2010.

        As part of managing our overall exposure to foreign currency fluctuations, we maintain our capital in proportion to a basket of currencies we call the GLOBAL. Currency translation effects as a result of holding our equity in GLOBALs had an estimated positive impact on our trading gains of $172.1 million for the year December 31, 2011 as compared to the year-ago period. A discussion of our approach to managing foreign currency exposure is contained in Part II, Item 7A of this Annual Report on Form 10-K entitled "Quantitative and Qualitative Disclosures about Market Risk."

        Net interest income for the year ended December 31, 2011 increased by $12.3 million to $19.8 million. As described above, our trading gains and our net interest income are interchangeable and depend on the mix of market making positions in our portfolio and on relative interest rates in the stock and options markets. In the year ended December 31, 2011, these factors, together with securities lending activity, produced more interest income than in the year-ago period.

        Market making non-interest expenses for the year ended December 31, 2011 decreased $5.7 million, or 2%, as compared to the year ended December 31, 2010. The decrease primarily resulted from an $11.3 million decrease in execution and clearing fees and a $6.9 million decrease in employee compensation and benefits expenses, partially offset by a $16.2 million increase in general and administrative fees. The decrease in execution and clearing fees was driven by a greater proportion of our U.S. options volume executed on exchanges with make-or-take pricing, where we are paid for providing liquidity. In addition, ETF issuer fees, a component of execution and clearing fees, decreased $2.7 million. Employee compensation expenses decreased as a result of an 8% decrease in average staff count during the year ended December 31, 2011 compared to the prior year and, in part, from a refinement in methods that we use to attribute certain expenses to the electronic brokerage and market making segments as if they were stand-alone businesses. The increase in general and administrative fees was largely a result of a $13.5 million increase in administrative and consulting fees during the year ended December 31, 2011, as compared to 2010. As a percentage of total net revenues, market making non-interest expenses decreased to 41% from 77% for the year ended December 31, 2011 and 2010, respectively.

        Market making income before income taxes increased $325.0 million, or 368%, to $413.2 million for the year ended December 31, 2011 from $88.2 million for the year ended December 31, 2010. As a percentage of total net revenues for the market making segment, income before income taxes were 59% and 23% for the years ended December 31, 2011 and 2010, respectively.

Liquidity and Capital Resources

        We maintain a highly liquid balance sheet. The majority of our assets consist of exchange-listed marketable securities inventories, which are marked-to-market daily, investment of customer funds and collateralized receivables arising from customer-related and proprietary securities transactions. Collateralized receivables consist primarily of customer margin loans, securities borrowed, receivables from clearing houses for settlement of securities transactions and, to a lesser extent, securities purchased under agreements to resell. At December 31, 2012, total assets were $33.20 billion of which approximately $32.77 billion, or 98.7% were considered liquid.

        Daily monitoring of liquidity needs and available collateral levels is undertaken to help ensure that an appropriate liquidity cushion, in the form of unpledged collateral, is maintained at all times. Our ability to quickly reduce funding needs by balance sheet contraction without adversely affecting our core businesses and to pledge additional collateral in support of secured borrowings is continuously evaluated to ascertain the adequacy of our capital base.

        We actively manage our excess liquidity and we maintain significant borrowing facilities through the securities lending markets and with banks. In response to changes in the credit market environment during late 2008 and into the first quarter of 2009, we continue to maintain sufficient levels of cash on hand to provide us with a buffer should we need immediately available funds for any reason.

        To provide additional liquidity and to further increase our regulatory capital reserves, we maintain a committed senior secured revolving credit facility from a syndicate of banks (see "Principal Indebtedness" below). As of December 31, 2012, no borrowings were outstanding under this facility. Liability balances in connection with our securities loaned and payables to customers were greater than their respective average monthly balances during the year ended December 31, 2012. Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our senior secured revolving credit facility will be adequate to meet our future liquidity needs for more than the next twelve months.

        Cash and cash equivalents held by the Company's non-U.S. operating companies at December 31, 2012 were $515.1 million ($683.2 million at December 31, 2011). These funds are primarily intended to finance each individual operating company's local operations, and thus would not be available to fund U.S. domestic operations unless repatriated through payment of dividends to IBG LLC. In December 2012, a dividend of $131.6 million was paid to IBG LLC from a non-U.S. subsidiary as part of the $400 million funding for the special cash dividend. The underlying earnings of this subsidiary had previously been subject to U.S. income taxes. Therefore, no additional U.S. income taxes were required to be provided. It is not currently the Company's intention to repatriate further amounts from non-U.S. operating companies. In the event dividends were to be paid to the Company in the future by a non-U.S. operating company, as occurred in connection with the special dividend in December 2010, the Company would be required to accrue and pay income taxes on such dividends to the extent that U.S. income taxes had not been paid previously on the income of the paying company.

        Historically, IBG LLC's consolidated equity has consisted primarily of accumulated retained earnings, which to date have been sufficient to fund our operations and growth. IBG LLC's consolidated equity was $4.78 billion at December 31, 2012. This is attributable to total comprehensive income for 2012, offset by dividends paid during 2012.

Cash Flows

        The following table sets forth our cash flows from operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Cash provided by operating activities	$558.4	$1,085.9	$1,693.4
Cash used in investing activities	(52.4)	(137.0)	(17.3)
Cash used in financing activities	(591.0)	(550.7)	(1,174.8)
Effect of exchange rate changes on cash and cash equivalents	4.1	(56.9)	46.4

Increase (decrease) in cash and cash equivalents	$(80.9)	$341.3	$547.7

        Our cash flows from operating activities are largely a reflection of the size and composition of trading positions held by our market making subsidiaries, and of the changes in customer cash and margin debit balances in our electronic brokerage business. Our cash flows from investing activities are primarily related to capitalized internal software development, purchases and sales of memberships at exchanges where we trade and strategic investments where such investments may enable us to offer better execution alternatives to our current and prospective customers, or create new opportunities for ourselves as market makers or where we can influence exchanges to provide competing products at better prices using sophisticated technology. Our cash flows from financing activities are comprised of short-term borrowings, long-term borrowings and capital transactions. Short-term borrowings from banks are part of our daily cash management in support of operating activities. Other borrowings provide us with flexible sources of excess liquidity and regulatory capital. These borrowings include senior notes issued in private placements to certain qualified customers of IB LLC (discontinued in 2012) and a committed three-year $100.0 million senior secured revolving credit facility, from a syndicate of banks. This facility was entered into in May 2012 and replaced a two-year $100.0 million facility that expired at the same time. Capital transactions consist primarily of the approximately $1 billion special dividend in December 2010, the approximately $400 million special dividend paid in December 2012 as well as the three quarterly dividends paid in 2011 and four quarterly 2012 cash dividends paid to common stockholders, and related cash distributions paid to Holdings.

        Year Ended December 31, 2012:    Our cash and cash equivalents decreased by $80.9 million to $1,614.6 million at the end of 2012. We raised $558.4 million in net cash from operating activities. We used net cash of $52.4 million in our investing activities to purchase non-market making investments and for capital expenditures. We used $591.0 million in financing activities, primarily in dividends paid and the repayment of senior notes outstanding.

        Year Ended December 31, 2011:    Our cash and cash equivalents increased by $341.3 million to $1,695.5 million at the end of 2011. We raised $1,085.9 million in net cash from operating activities. We used net cash of $687.7 million in our investing and financing activities to purchase non-market making investments, decrease short-term borrowings and repay borrowings under our senior secured revolving credit facility. In addition, we realized a net decrease in senior notes outstanding and paid dividends to Holdings and to our common stockholders.

        Year Ended December 31, 2010:    Our cash and cash equivalents increased by $547.7 million to $1,354.2 million at the end of 2010. We raised $1,693.4 million in net cash from operating activities. We used net cash of $17.3 million in our investing and $1,174.8 million in our financing activities primarily due to dividends paid to public shareholders and to Holdings and redemption of member interests from Holdings.

Regulatory Capital Requirements

        Our principal operating subsidiaries are subject to separate regulation and capital requirements in the United States and other jurisdictions. TH LLC and IB LLC are registered U.S. broker-dealers and futures commission merchants, and their primary regulators include the SEC, the Commodity Futures Trading Commission, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, the Financial Industry Regulatory Authority and the National Futures Association. THE is registered to do business in Switzerland as a securities dealer and is regulated by the Swiss Financial Market Supervisory Authority. IBUK is subject to regulation by the U.K. Financial Services Authority. Our various other operating subsidiaries are similarly regulated. See the notes to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information regarding our regulated subsidiaries.

        At December 31, 2012, aggregate excess regulatory capital for all of the operating companies was $2.6 billion, and all of the operating companies were in compliance with their respective regulatory capital requirements.

	Net Capital/ Eligible Equity	Requirement	Excess
IB LLC	$1,633	$219	$1,414
TH LLC	394	42	352
THE	646	211	435
Other regulated Operating Companies	379	24	355

	$3,052	$496	$2,556

Principal Indebtedness

        IBG LLC is the borrower under a $100.0 million senior secured revolving credit facility, which had no outstanding balance as of December 31, 2012.

Senior Secured Revolving Credit Facility

        On May 17, 2012, IBG LLC entered into a new $100 million three-year senior secured revolving credit facility with a syndicate of banks. This credit facility replaces a similar two-year facility that expired on May 18, 2012. IBG LLC is the sole borrower under this credit facility, which is required to be guaranteed by IBG LLC's domestic non-regulated subsidiaries (currently there are no such entities). The facility's interest rate is indexed to the British Bankers Association LIBOR rate or the overnight federal funds rate for the relevant term, at the borrower's option, and is secured by a first priority interest in all of the capital stock of each entity owned directly by IBG LLC (subject to customary limitations with respect to foreign subsidiaries). The facility may be used to finance working capital needs and general corporate purposes, including downstreaming funds to IBG LLC's regulated broker-dealer subsidiaries as regulatory capital. This allows IBG LLC to take advantage of market opportunities when they arise, while maintaining substantial excess regulatory capital. The financial covenants contained in this credit facility are as follows:

  •
  minimum consolidated shareholders' equity, as defined, of $3.6 billion, with quarterly increases equal to 25% of positive consolidated income;

  •
  maximum total debt to capitalization ratio of 30%;

  •
  minimum liquidity ratio of 1.0 to 1.0; and

  •
  maximum total debt to net regulatory capital ratio of 35%.

        At December 31, 2012, IBG LLC was in compliance with all of the covenants of this credit facility. At maturity, subject to meeting certain terms of the facility, the Company will have an option to convert the facility to a one-year term loan.

Senior Notes

        Prior to January 2012, IBG LLC periodically issued senior notes in private placements to certain qualified customers of IB LLC. IBG LLC used the proceeds from sales of the senior notes to provide capital to IBG LLC's broker-dealer subsidiaries in the form of subordinated loans and for other general purposes. Based on a review of its available liquidity resources, which resulted in a determination of a strong liquidity position, in January 2012, the Company decided to discontinue the Senior Notes Program. It is the Company's intention that no new Senior Notes will be issued.

        There were no senior notes outstanding at December 31, 2012 and senior notes outstanding at December 31, 2011 were $101.4 million, all being 3% notes. During the period from January 1 through December 31, 2012, no senior notes were issued, and $101.4 million senior notes were redeemed.

Capital Expenditures

        Our capital expenditures are comprised of compensation costs of our software engineering staff for development of software for internal use and expenditures for computer, networking and communications hardware. These expenditure items are reported as property and equipment. Capital expenditures for property and equipment were approximately $18.0, $13.5 and $18.1 million for the three years ended December 31, 2012, 2011 and 2010, respectively. We anticipate that our 2013 gross capital expenditures will be lower than in 2012 as we complete the expansion of our data center and backup facilities. In the future, we plan meet capital expenditure needs as we continue our focus on technology infrastructure initiatives to further enhance our competitive position. We anticipate that we will fund capital expenditures with cash from operations and cash on hand. In response to changing economic conditions, we believe we have the flexibility to modify our capital expenditures by adjusting them (either upward or downward) to match our actual performance. If we pursue any strategic acquisitions, we may incur additional capital expenditures.

Contractual Obligations Summary

        Our contractual obligations principally include obligations associated with our outstanding indebtedness and interest payments as of December 31, 2012.

	Payments Due by Year
	Total	2013 - 2014	2015 - 2016	Thereafter
	(Dollars in Millions)
Payable to Holdings under Tax Receivable Agreement(1)	$258.6	$33.2	$33.2	$192.2
Interest payments on senior secured revolving credit facility(2)	0.1	0.1	—	—
Operating leases	54.3	22.5	17.0	14.8

Total contractual cash obligations	$313.0	$55.8	$50.2	$207.0

(1)
As of December 31, 2012 contractual amounts owed under the tax receivable agreement of $258.6 million have been recorded in payable to affiliate in the consolidated financial statements representing management's best estimate of the amounts currently expected to be owed under the tax receivable agreement. Through December 31, 2012, approximately $70.4 million of cumulative cash payments have been made.

(2)
Future principal and interest payments are calculated based on the assumption that all debt is outstanding until maturity.

Seasonality

        Our businesses are subject to seasonal fluctuations, reflecting varying numbers of market participants at times during the year and varying numbers of trading days from quarter-to-quarter, including declines in trading activity due to holidays. Typical seasonal trends may be superseded by market or world events, which can have a significant impact on prices and trading volume.

Inflation

        Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had for the three most recent years, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Strategic Investments and Acquisitions

        We periodically engage in evaluations of potential strategic investments and acquisitions. The Company holds strategic investments in electronic trading exchanges including: Boston Options Exchange, LLC; OneChicago LLC and CBOE Stock Exchange, LLC. The Company has also made investments in Quadriserv Inc., an electronic securities lending platform provider and Factor Advisors, LLC, an Exchange Traded Funds ("ETF") issuer.

        We intend to continue making acquisitions on an opportunistic basis, generally only when the acquisition candidate will, in our opinion, enable us to acquire either technology or customers faster than we could develop them on our own. At December 31, 2012, there were no definitive agreements with respect to any material acquisition.

Certain Information Concerning Off-Balance-Sheet Arrangements

        IBG, Inc. may be exposed to a risk of loss not reflected in the consolidated financial statements for futures products, which represent obligations of the Company to settle at contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as IBG, Inc.'s cost to liquidate such futures contracts may exceed the amounts reported in our consolidated statements of financial condition.

Critical Accounting Policies

Valuation of Financial Instruments

        Due to the nature of our operations, substantially all of our financial instrument assets, comprised of financial instruments owned, securities purchased under agreements to resell, securities borrowed and receivables from brokers, dealers and clearing organizations are carried at fair value based on published market prices and are marked to market daily, or are assets which are short-term in nature (such as U. S. government treasury bills or spot foreign exchange) and are reflected at amounts approximating fair value. Similarly, all of our financial instrument liabilities that arise from financial instruments sold but not yet purchased, securities sold under agreements to repurchase, securities loaned and payables to brokers, dealers and clearing organizations are short-term in nature and are reported at quoted market prices or at amounts approximating fair value. Our long and short positions are valued at either the last consolidated trade price or the last consolidated bid/offer mid-point (where applicable) at the close of regular trading hours, in their respective markets. Given that we manage a globally integrated market making portfolio, we have large and substantially offsetting positions in securities and commodities that trade on different exchanges that close at different times of the trading day. As a result, there may be large and anomalous swings in the value of our positions daily and, accordingly, in our earnings in any period. This is especially true on the last business day of each calendar quarter, although such swings tend to come back into equilibrium on the first business day of the succeeding calendar quarter.

Principles of Consolidation, including Noncontrolling Interests

        The consolidated financial statements include the accounts of IBG, Inc. and its majority and wholly owned subsidiaries. As sole managing member of IBG LLC, IBG, Inc. exerts control over the Group's operations. In accordance with ASC 810, Consolidation, the Company consolidates the Group's consolidated financial statements and records as noncontrolling interest the interests in the Group that IBG, Inc. does not own.

        We are the sole managing member of IBG LLC and, as such, operate and control all of the business and affairs of IBG LLC and its subsidiaries and consolidate IBG LLC's financial results into our financial statements. We hold approximately 11.9% ownership interest in IBG LLC. Holdings is owned by the original members of IBG LLC and holds approximately 88.1% ownership interest in IBG LLC. Our share of IBG LLC's net income, excluding Holdings' noncontrolling interest, is approximately 11.9% and similarly, outstanding shares of our common stock represent approximately 11.9% of the outstanding membership interests of IBG LLC.

        Prior to the June 6, 2012 amendment to the Exchange Agreement (see Note 4 to the consolidated financial statements), the Company was required to report Holdings' ownership as redeemable noncontrolling interests (i.e., temporary equity) pursuant to ASC 810-10-45, ASC 815-40-25 and ASC 480-10-S99-3A (formerly FASB Emerging Issues Task Force Topic D-98), outside of total equity in the consolidated financial statements. Redemption value of these redeemable noncontrolling interests was measured as the number of equivalent shares of member interests in IBG LLC owned by Holdings multiplied by the then current market price per share of the Company's common stock. The excess of the redemption value over the book value of these interests, which did not affect net income attributable to common stockholders or cash flows, was required to be accounted for as a reduction of the Company's stockholders' equity in the consolidated statement of financial condition.

        The Company elected to recognize changes in redemption value in each reporting period immediately as they occurred as if the end of each reporting period was also the redemption date for the entire redeemable noncontrolling interest under paragraph 15(b) of ASC 480-10-S99-3A, notwithstanding that the redeemable noncontrolling interests are redeemable over a period of time pursuant to a redemption schedule (see Note 4 to the consolidated financial statements).

        For periods after the Amendment, the noncontrolling interests in IBG LLC attributable to Holdings will be reported as a component of total equity.

Earnings per Share

        Earnings per share ("EPS") are computed in accordance with ASC 260, Earnings per Share. Shares of Class A and Class B common stock share proportionately in the earnings of IBG, Inc. Basic earnings per share are calculated utilizing net income available for common stockholders divided by the weighted average number of shares of Class A and Class B common stock outstanding for that period. Diluted earnings per share are calculated utilizing the Company's basic net income available for common stockholders divided by diluted weighted average shares outstanding with no adjustments to net income available to common stockholders for dilutive potential common shares.

        The Company has determined to reflect Topic D-98 measurement adjustments for non-fair value redemption rights through application of the two-class method of calculating earnings per share in lieu of recognizing the impact through the determination of net income attributable to common shareholders. Furthermore, in accordance with footnote 17 of ASC 480-10-S99-3A, the Company has elected to treat only the portion of the periodic measurement adjustments that reflect a redemption in excess of fair value as being akin to a dividend, reducing net income attributable to common stockholders for purposes of applying the two-class method. Decreases in the carrying amount of redeemable noncontrolling interests through Topic D-98 measurement adjustments are reflected in the application of the two-class method only to the extent they represent recoveries of amounts previously accounted for by applying the two-class method.

Stock-Based Compensation

        IBG, Inc. follows ASC 718, Compensation—Stock Compensation, to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. As a result, IBG, Inc. expenses the fair value of awards granted to employees, generally 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

        Awards granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

Contingencies

        Our policy is to estimate and accrue for potential losses that may arise out of litigation and regulatory proceedings, to the extent that such losses are probable and can be estimated, in accordance with ASC 450, Contingencies. Potential losses that might arise out of tax audits, to the extent that such losses are "more likely than not," would be estimated and accrued in accordance with ASC 740-10. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability accrued with respect to litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses based on, among other factors, the progress of each case, our experience with and industry experience with similar cases and the opinions and views of internal and external legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

        We have been from time to time subject to certain pending and legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. We cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Consequently, we cannot estimate losses or ranges of losses related to such legal matters, even in instances where it is reasonably possible that a future loss will be incurred. As of December 31, 2012, we, along with certain of our subsidiaries, have been named parties to legal actions, which we and/or such subsidiaries intend to defend vigorously. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions is not expected to have a material adverse effect, if any, on our business or financial condition, but may have a material impact on the results of operations for a given period. As of December 31, 2012 and December 31, 2011, reserves provided for potential losses related to litigation matters were not material.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated fair values of IBG LLC and the Company in connection with accounting for redeemable noncontrolling interests, value of investments accounted for under the equity method of accounting, the estimated useful lives of property and equipment, including capitalized internally developed software, the allowance for doubtful accounts, compensation accruals, current and deferred income taxes and estimated contingency reserves.

Income Taxes

        IBG, Inc. accounts for income taxes in accordance with ASC 740, Income Taxes. The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in both the United States and numerous foreign jurisdictions. Determining income tax expense requires significant judgments and estimates.

        Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss). Deferred income taxes have not been provided for U.S. tax liabilities or for additional foreign taxes on the unremitted earnings of foreign subsidiaries that have been indefinitely reinvested.

        The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows, or financial position.

        ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        The Company records tax liabilities in accordance with ASC 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Recent Accounting Pronouncements

        Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or otherwise amend the ASC. In 2012 and 2013, prior to the issuance of the Company's consolidated financial statements, ASUs 2012-01 through ASU 2013-05 were issued. Following is a summary of recently issued ASUs that have affected or may affect the Company's consolidated financial statements:

	Affects	Status
ASU 2011-03	Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.
ASU 2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS	To be applied prospectively for interim and annual periods beginning after December 15, 2011.
ASU 2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013. Retrospective disclosures for comparative periods presented will be required.
ASU 2012-03
	Technical Amendments and Corrections to SEC Sections—Amendments to SEC section of ASC pursuant to SEC Staff Bulletin 114, Technical Amendments Pursuant to SEC Release No. 33-9520 and Corrections Relating to Accounting Standards Update 2010-22.	Effective upon issuance in August 2012.
ASU 2012-04
	Technical Corrections and Improvements—Amendments to the ASC correcting for differences between source literature and the ASC, guidance clarification and reference corrections and relocation of guidance to more appropriate locations within the ASC, and Conforming Amendments Related to Fair Value (Topic 820).	Effective upon issuance in October 2012 or, in the case of amendments subject to transitional guidance, for fiscal years beginning after December 15, 2012.
ASU 2013-01	Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013 (the same as the effective date of ASU 2011-11).

        Adoption of those ASUs that became effective during 2012 and 2013, prior to the issuance of the Company's consolidated financial statements, did not have a material effect on those financial statements. Management is assessing the potential impact on the Company's financial statements of adopting ASUs that will become effective in the future.

ASC/IFRS Convergence

        In February 2010, the SEC issued Commission Statement in Support of Convergence and Global Accounting Standards, a formal statement updating the status of its November 2008 Roadmap for the Potential Use of Financial Statements Prepared in Accordance with International Financial Reporting

Standards by U.S. Issuers ("IFRS Roadmap"). The statement supported convergence of accounting standards and the development of a single set of global accounting standards. As directed in this statement, the SEC staff issued Work Plan for the Consideration of Incorporating International Financial Reporting Standards into the Financial Reporting System for U.S. Issuers (the "Work Plan") in May 2010, and issued a follow-up Staff Paper, subtitled Exploring a Possible Method of Incorporation in May 2011. The Work Plan outlines the steps to be taken to provide the SEC with information to be able to conclude whether IFRS should be adopted for U.S. registrants and the Staff Paper discusses alternative approaches ("Convergence" and "Endorsement") to adoption that could be applied. Within the Staff Paper, the SEC Staff has issued a Request for Comment on these alternatives. The Comment period ended July 31, 2011 and the SEC Staff issued two Staff Papers, A Comparison of U.S. GAAP and IFRS and Analysis of IFRS in Practice on November 16, 2011.

        In June 2012 the FASB and IASB issued a joint statement on their continuing deliberations regarding changes to lease accounting. When issued, new lease accounting standards under the ASC and IFRS will require the reporting of lease assets and related liabilities on issuers' statements of financial condition under a mutually agreed upon two-method approach. Exposure Drafts detailing applicability and implementation considerations are expected to be issued during the second half of 2012, and final standards are expected to be issued in 2013. Management will be assessing the potential effects of this change in lease accounting as the standard setting process moves forward. Based on the scope of existing lease commitments (approximately 0.1% of total assets as of December 31, 2012—see Note 15 to the audited financial statements in Item 8 of this Annual Report on Form 10-K), the effect on the Company's financial statements is not expected to be material.

        On July 13, 2012, the SEC's Office of the Chief Accountant issued its Final Staff Report on the Work Plan. This report considered possible means of aligning IFRS with U.S. GAAP, and raised numerous concerns about the possible effects of adoption on registrants and investors. The Staff Report did not reject some form of convergence between U.S. GAAP and IFRS, but also did not endorse adoption and did not commit to the extent or timing of adoption. While a formal commitment regarding possible incorporation of IFRS into U.S. GAAP has not been determined, based on continuing joint efforts between the FASB and IASB, it is likely that convergence to some extent will occur in the future. The Company applies versions of IFRS for the stand alone financial statements of several of the Operating Companies, where required, and continues to assess the potential impact of adopting IFRS on the Company's consolidated financial statements.

SEC Derivatives Regulation Roadmap

        In June 2012, the SEC issued for comment a policy statement on its proposed plan that would sequence the phasing in of final rules to be adopted by the Commission regulating security-based swaps in order to comply with the requirements of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank" Act). The policy statement provides a proposed "roadmap" for adoption of final rules, but does not mandate specific registrant compliance deadlines. Management is monitoring this and other accounting and regulatory rulemaking developments for their potential effect on the Company's financial statements and internal controls over financial reporting.

GAAP to NON-GAAP Reconciliation and Footnotes

IBG, Inc. Consolidated

	2010
	(In thousands, except shares or per share amounts)
	As Reported	Non-GAAP Adjustments	Non-GAAP Financial Performance Measures
Income Before Income Taxes:
As reported	$337,415

Non-GAAP Adjustments for non-operating activities—
Payments in lieu of dividends on unvested shares of the Company's Class A Common Stock(a)		$9,456

	$337,415	$9,456	$346,871

Pre-tax profit margin	37%		38%

Income Tax Expense:
As reported	$60,281

Non-GAAP Adjustments for non-operating activities—
Income taxes on payments in lieu of dividends(a)		$678
The Company's share of taxes payable arising from the payment of dividends by THE AG to IBG LLC(b)		(46,112)
U.S. foreign tax credits for Swiss taxes paid(c)		16,608

	$60,281	$(28,826)	$31,455

Net Income (loss) attributable to common stockholders:
As reported	$(9,550)

Non-GAAP Adjustments for non-operating activities—
Payments in lieu of dividends on unvested shares of the Company's Class A Common Stock(a)		$1,010
Income taxes on payments in lieu of dividends(a)		(368)
The Company's share of taxes payable arising from the payment of dividends by THE AG to IBG LLC(b)		46,112
U.S. foreign tax credits for Swiss taxes paid(c)		(16,608)

	$(9,550)	$30,146	$20,596

Earnings per Share(d):
Basic	$(0.23)	$0.72	$0.49

Diluted	$(0.23)	$0.71	$0.48

Weighted Average Shares:
Basic	41,870,926		41,870,926

Diluted	42,498,705		42,498,705

(a)
Holders of unvested Class A shares of the Company's common stock were paid $1.79 per share in lieu of the cash dividend paid on outstanding shares on December 23, 2010. The Company's share of these payments was $1.0 million, on which it realized a tax benefit of $0.4 million.

(b)
On December 21, 2010, Timber Hill Europe AG ("THE AG") paid its sole shareholder, IBG LLC, a dividend of $990.3 million. THE AG's pretax earnings had not previously been subject to taxation in the United States. U.S. federal income taxes on the Company's share of this dividend were $40.8 million. In addition, the Company incurred $5.3 million in non-refundable taxes withheld by the Swiss government.

(c)
The provision for income taxes is reported net of available foreign tax credits of $16.6 million.

(d)
The non-GAAP diluted EPS for 2010 of $0.48 differs from the $0.72 by $0.24, which represented the impact of currency translation now included in the GAAP Comprehensive Income. See Note 5 to the consolidated financial statements in this section for further information regarding comprehensive income.

ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to various market risks. Our exposures to market risks arise from assumptions built into our pricing models, equity price risk, foreign currency exchange rate fluctuations related to our international operations, changes in interest rates which impact our variable-rate debt obligations, and risks relating to the extension of margin credit to our customers.

Pricing Model Exposure

        Our strategy as a market maker is to calculate quotes a few seconds ahead of the market and execute small trades at tiny but favorable differentials as a result. This is made possible by our proprietary pricing model, which continuously evaluates and monitors the risks inherent in our portfolio, assimilates market data and reevaluates the outstanding quotes in our entire portfolio each second. Certain aspects of the model rely on historical prices of securities. If the behavior of price movements of individual securities diverges substantially from what their historical behavior would predict, we might incur trading losses. We attempt to limit such risks by diversifying our portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security. Historically, our losses from these events have been immaterial in comparison to our annual trading profits.

Foreign Currency Exposure

        As a result of our international market making activities and accumulated earnings in our foreign subsidiaries, our income and net worth is exposed to fluctuations in foreign exchange rates. Our European operations and some of our Asian operations are conducted by our Swiss subsidiary, THE. THE is regulated by the Swiss Financial Market Supervisory Authority as a securities dealer and its financial statements are presented in Swiss francs. Accordingly, THE is exposed to certain foreign exchange risks as described below:

  •
  THE buys and sells futures contracts and securities denominated in various currencies and carries bank balances and borrows and lends such currencies in its regular course of business. At the end of each accounting period THE's assets and liabilities are translated into Swiss francs for presentation in its financial statements. The resulting gains or losses are reported as translation gain or loss in THE's income statement. When we prepare our consolidated financial statements, THE's Swiss franc balances are translated into U.S. dollars for U.S. GAAP purposes. THE's translation gains or losses appear as such on IBG, Inc.'s consolidated statement, of comprehensive income, included in trading gains.

  •
  THE's net worth is carried on THE's books in Swiss francs in accordance with Swiss accounting standards. At the end of each accounting period, THE's net worth is translated at the then prevailing exchange rate into U.S. dollars and the resulting gain or loss is reported as OCI in our consolidated statement of financial condition and consolidated statement of comprehensive income. To a smaller extent, OCI is also produced by our other non-U.S. subsidiaries.

        Historically, we have taken the approach of not hedging the above exposures, based on the notion that the cost of constantly hedging over the years would amount to more than the random impact of rate changes on our non-U.S. dollar balances. For instance, an increase in the value of the Swiss franc would be unfavorable to the earnings of THE but would be counterbalanced to some extent by the fact that the yearly translation gain or loss into U.S. dollars is likely to move in the opposite direction.

        Since 2005, we have expanded our market making systems to incorporate cash forex and forex options to hedge our currency exposure at little or no cost and to hedge our currency exposure throughout each day on a continuous basis. In connection with the development of our currency strategy, we determined to base our net worth in GLOBALs, a basket of currencies. Periodically, we re-evaluate the composition of the GLOBAL; in 2011 we expanded the composition of the GLOBAL from six to 16 currencies. The table below shows a comparison of the U.S. dollar equivalent of the GLOBAL as December 31, 2011 and 2012.

		As of 12/31/2011			As of 12/31/2012
Currency	Composition	FX Rate	GLOBAL in USD Equiv.	% of Comp.	FX Rate	GLOBAL in USD Equiv.	% of Comp.	CHANGE in % of Comp.
USD	0.41	1.0000	0.410	37.1%	1.0000	0.410	37.3%	0.2%
EUR	0.17	1.2942	0.220	19.9%	1.3194	0.224	20.4%	0.5%
JPY	10.00	0.0130	0.130	11.8%	0.0115	0.115	10.5%	-1.3%
GBP	0.03	1.5535	0.047	4.2%	1.6253	0.049	4.4%	0.2%
CAD	0.04	0.9816	0.039	3.6%	1.0079	0.040	3.7%	0.1%
BRL	0.08	0.5367	0.043	3.9%	0.4882	0.039	3.6%	-0.3%
INR	2.00	0.0188	0.038	3.4%	0.0182	0.036	3.3%	-0.1%
CHF	0.03	1.0646	0.032	2.9%	1.0923	0.033	3.0%	0.1%
HKD	0.25	0.1288	0.032	2.9%	0.1290	0.032	2.9%	0.0%
AUD	0.03	1.0228	0.031	2.8%	1.0394	0.031	2.8%	0.1%
KRW	28.00	0.0009	0.024	2.2%	0.0009	0.026	2.4%	0.2%
MXN	0.30	0.0717	0.021	1.9%	0.0777	0.023	2.1%	0.2%
SEK	0.09	0.1453	0.013	1.2%	0.1538	0.014	1.3%	0.1%
NOK	0.06	0.1672	0.010	0.9%	0.1797	0.011	1.0%	0.1%
SGD	0.01	0.7709	0.008	0.7%	0.8187	0.008	0.7%	0.0%
DKK	0.04	0.1741	0.007	0.6%	0.1769	0.007	0.6%	0.0%

			$1.105	100.0%		$1.100	100.0%	0.0%

        Because we actively manage our global currency exposure by maintaining our equity in GLOBALs, we consider ourselves a global enterprise based in a diversified basket of currencies rather than a U.S. dollar based company. The U.S. dollar value of the GLOBAL decreased from $1.105 to $1.10, or 0.4%, in 2012. At December 31, 2012 approximately 63% of our equity was denominated in currencies other than U.S. dollars.

        The effects of our currency strategy appear in two places in the financial statements: (1) as a component of trading gains in the condensed consolidated statement of comprehensive income and (2) as OCI in the condensed consolidated statement of financial condition. The full effect of the GLOBAL is captured in comprehensive income.

        Reported results on a comprehensive basis reflect the U.S. GAAP convention adopted in 2011 that requires the reporting of currency translation results contained in OCI as part of reportable earnings. Previously, currency translation results were reported only as a component of changes in Total Equity in the condensed consolidated statement of financial condition.

Interest Rate Risk

        We had no variable-rate debt outstanding at December 31, 2012. Under our senior secured revolving credit facility, we have the ability to choose borrowing tenors from overnight to twelve months, which permits us to minimize the risk of interest rate fluctuations.

        We pay our electronic brokerage customers interest based on benchmark overnight interest rates in various currencies. In a normal rate environment, we typically invest a portion of these funds in U.S. government treasury securities with maturities of up to three months. Under these circumstances, if interest rates were to increase rapidly and substantially, in increments that were not reflected in the yields on these treasury securities, our net interest income from customer deposits would decrease. Based upon investments outstanding at December 31, 2012, we had minimal exposure of this nature.

        We also face the potential for reduced net interest income from customer deposits due to interest rate spread compression in a low rate environment. Due to a currently low rate environment, a decrease of U.S. benchmark interest rates by 0.05%, would reduce our net interest income by approximately $10.1 million on an annualized basis.

        We also face substantial interest rate risk due to positions carried in our market making business to the extent that long or short stock positions may have been established for future or forward dates on options or futures contracts and the value of such positions are impacted by interest rates. We hedge such risks by entering into interest rate futures contracts. To the extent that these futures positions do not perfectly hedge this interest rate risk, our trading gains may be adversely affected. The amount of such risk cannot be quantified.

Dividend Risk

        We face dividend risk in our market making business as we derive significant revenues and incur significant expenses in the form of dividend income and expense, respectively, from our substantial inventory of equity securities, and must make significant payments in lieu of dividends on short positions in securities in our portfolio. Projected future dividends are an important component of pricing equity options and other derivatives, and incorrect projections may lead to trading losses. The amount of these risks cannot be quantified.

Margin Credit

        We extend margin credit to our customers, which is subject to various regulatory requirements. Margin credit is collateralized by cash and securities in the customers' accounts. The risks associated with margin credit increase during periods of fast market movements or in cases where collateral is concentrated and market movements occur. During such times, customers who utilize margin credit and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of a liquidation. We are also exposed to credit risk when our customers execute transactions, such as short sales of options and equities, that can expose them to risk beyond their invested capital.

        We expect this kind of exposure to increase with growth in our overall business. Because we indemnify and hold harmless our clearing firms from certain liabilities or claims, the use of margin credit and short sales may expose us to significant off-balance-sheet risk in the event that collateral requirements are not sufficient to fully cover losses that customers may incur and those customers fail to satisfy their obligations. As of December 31, 2012, we had $9.85 billion in margin credit extended to our customers. The amount of risk to which we are exposed from the margin credit we extend to our customers and from short sale transactions by our customers is unlimited and not quantifiable as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. Our account level margin credit requirements meet or exceed those required by Regulation T of the

Board of Governors of the Federal Reserve. As a matter of practice, we enforce real-time margin compliance monitoring and liquidate customers' positions if their equity falls below required margin requirements.

        We have a comprehensive policy implemented in accordance with regulatory standards to assess and monitor the suitability of investors to engage in various trading activities. To mitigate our risk, we also continuously monitor customer accounts to detect excessive concentration, large orders or positions, patterns of day trading and other activities that indicate increased risk to us.

        Our credit exposure is to a great extent mitigated by our policy of automatically evaluating each account throughout the trading day and closing out positions automatically for accounts that are found to be under-margined. While this methodology is effective in most situations, it may not be effective in situations where no liquid market exists for the relevant securities or commodities or where, for any reason, automatic liquidation for certain accounts has been disabled.

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements Introductory Note

        Interactive Brokers Group, Inc. ("IBG, Inc." or the "Company") is a holding company whose primary asset is its ownership of approximately 11.9% of the membership interests of IBG LLC (the "Group"). See Notes 1 and 4 to the consolidated financial statements for further discussion of the Company's capital and ownership structure.

        We are an automated global electronic broker and market maker specializing in routing orders and executing and processing trades in securities, futures, foreign exchange instruments, bonds and mutual funds on more than 100 electronic exchanges and trading venues around the world. In the U.S., our business is conducted from our headquarters in Greenwich, Connecticut and from Chicago, Illinois and from Jersey City, New Jersey. Abroad, we conduct business through offices located in Canada, England, Switzerland, Hong Kong, India, Australia and Japan. At December 31, 2012 we had 891 employees worldwide.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Interactive Brokers Group, Inc.
Greenwich, CT

        We have audited the accompanying consolidated statements of financial condition of Interactive Brokers Group, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interactive Brokers Group, Inc. and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ Deloitte & Touche LLP
New York, New York
March 8, 2013

Interactive Brokers Group, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

(in thousands, except share data)	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	$1,614,592	$1,695,495
Cash and securities—segregated for regulatory purposes	12,482,388	10,069,938
Securities borrowed	2,833,145	2,661,671
Securities purchased under agreements to resell	428,904	375,366
Financial instruments owned, at fair value:
Financial instruments owned	3,617,879	5,447,549
Financial instruments owned and pledged as collateral	926,857	1,167,529

	4,544,736	6,615,078

Receivables:
Customers, less allowance for doubtful accounts of $1,416 and $3,332 at December 31, 2012 and 2011	9,851,018	7,024,792
Brokers, dealers and clearing organizations	844,584	1,397,772
Receivable from affiliate	620	595
Interest	22,829	20,540

	10,719,051	8,443,699

Other assets	576,741	543,118

Total assets	$33,199,557	$30,404,365

Liabilities and equity
Liabilities:
Financial instruments sold but not yet purchased, at fair value	$4,286,260	$6,156,148
Securities loaned	1,839,274	1,386,059
Short-term borrowings	110,420	6,538
Payables:
Customers	21,421,978	17,300,105
Brokers, dealers and clearing organizations	361,834	247,360
Payable to affiliate	259,441	271,602
Accounts payable, accrued expenses and other liabilities	102,695	116,771
Interest	4,508	6,416

	22,150,456	17,942,254

Senior notes payable	—	101,411

	28,386,410	25,592,410

Redeemable noncontrolling interests	—	5,269,619

Commitments, contingencies and guarantees
Equity (deficit):
Stockholders' equity (deficit):
Common stock, $0.01 par value per share:
Class A—Authorized—1,000,000,000, Issued—47,797,844 and 46,061,256 shares, Outstanding—47,499,739 and 45,576,791 shares at December 31, 2012 and 2011	478	460
Class B—Authorized, Issued and Outstanding—100 shares at December 31, 2012 and 2011	—	—
Additional paid-in capital	493,912	—
Retained earnings (accumulated deficit)	82,072	(465,138)
Accumulated other comprehensive income, net of income taxes of $1,417 and $10,454 at December 31, 2012 and 2011	29,754	18,487
Treasury stock, at cost, 298,105 and 484,465 shares at December 31, 2012 and 2011	(7,718)	(13,310)

Total stockholders' equity (deficit)	598,498	(459,501)
Noncontrolling interests	4,214,649	1,837

Total equity (deficit)	4,813,147	(457,664)

Total liabilities and stockholders' equity (deficit)	$33,199,557	$30,404,365

See accompanying notes to the consolidated financial statements.

Interactive Brokers Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Three Years Ended December 31, 2012

(in thousands, except for shares or per share amounts)	2012	2011	2010
Revenues:
Trading gains	$435,097	$665,180	$368,634
Commissions and execution fees	412,614	456,212	386,765
Interest income	268,427	280,190	172,504
Other income	76,332	42,986	60,414

Total revenues	1,192,470	1,444,568	988,317
Interest expense	61,950	86,256	66,209

Total net revenues	1,130,520	1,358,312	922,108

Non-interest expenses:
Execution and clearing	250,990	281,348	272,608
Employee compensation and benefits	244,504	216,309	203,559
Occupancy, depreciation and amortization	38,875	37,086	37,336
Communications	23,258	23,577	23,488
General and administrative	45,893	58,924	47,702

Total non-interest expenses	603,520	617,244	584,693

Income before income taxes	527,000	741,068	337,415
Income tax expense	30,014	53,889	60,281

Net income	496,986	687,179	277,134
Less net income attributable to noncontrolling interests	456,318	625,321	286,684

Net income (loss) attributable to common stockholders	$40,668	$61,858	$(9,550)

Earnings per share:
Basic	$0.89	$1.39	$(0.23)

Diluted	$0.89	$1.37	$(0.23)

Weighted average common shares outstanding:
Basic	46,814,676	43,924,554	41,870,926

Diluted	47,070,522	44,364,902	42,498,705

Comprehensive income:
Net income (loss) attributable to common stockholders	$40,668	$61,858	$(9,550)
Other comprehensive income (loss):
Cumulative translation adjustment, before income taxes	2,231	(4,480)	16,164
Income taxes related to items of other comprehensive income	(9,036)	(1,830)	5,941

Other comprehensive income (loss), net of tax	11,267	(2,650)	10,223

Comprehensive income attributable to common stockholders	$51,935	$59,208	$673

Comprehensive income attributable to noncontrolling interests:
Net income attributable to noncontrolling interests	$456,318	$625,321	$286,684
Other comprehensive income (loss)—cumulative translation adjustment	16,955	(27,801)	132,175

Comprehensive income attributable to noncontrolling interests	$473,273	$597,520	$418,859

See accompanying notes to the consolidated financial statements.

Interactive Brokers Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
(in thousands)	2012	2011	2010
Cash flows from operating activities:
Net income	$496,986	$687,179	$277,134
Adjustments to reconcile net income to net cash provided by operating activities:
Translation (gains) losses	3,654	12,072	254,615
Deferred income taxes	17,784	25,188	5,864
Depreciation and amortization	19,269	18,700	18,702
Employee stock plan compensation	67,092	49,186	41,700
Losses on non-market making investments, net	2,164	36,886	3,383
Bad debt expense and other	758	8,853	2,571
Change in operating assets and liabilities:
Increase in cash and securities—segregated for regulatory purposes	(2,411,924)	(2,182,461)	(977,661)
(Increase) decrease in securities borrowed	(169,900)	630,442	1,759,236
Increase in securities purchased under agreements to resell	(53,520)	(39,028)	(105,026)
Decrease in financial instruments owned	2,077,511	799,773	1,873,475
Increase in receivables from customers	(2,828,058)	(47,007)	(3,736,448)
Decrease (increase) in other receivables	553,823	(669,623)	(252,147)
(Increase) decrease in other assets	(2,607)	13,005	13,694
(Decrease) increase in financial instruments sold but not yet purchased	(1,865,730)	28,476	(2,672,066)
Increase (decrease) in securities loaned	454,189	(273,482)	520,549
Increase in payable to customers	4,117,748	2,249,887	4,465,272
Increase (decrease) in other payables	79,129	(262,173)	200,497

Net cash provided by operating activities	558,368	1,085,873	1,693,344

Cash flows from investing activities:
Purchases of non-market making investments	(453,161)	(193,111)	(3,000)
Sales of non-market making investments	417,158	66,915	3,817
Distributions received from equity investments	1,567	2,715	—
Purchase of property and equipment	(17,997)	(13,546)	(18,108)

Net cash used in investing activities	(52,433)	(137,027)	(17,291)

Cash flows from financing activities:
Redemption of member interests from IBG Holdings LLC	—	—	(27,204)
Redemption of former member interest	—	(1,595)	(1,226)
Dividends paid to shareholders	(66,298)	(13,472)	(75,589)
Dividends paid to noncontrolling interests	(525,253)	(174,243)	(999,171)
Issuances of senior notes	—	410,318	601,980
Redemptions of senior notes	(101,411)	(503,510)	(613,154)
Borrowings under senior secured credit facility	—	—	100,000
Repayments of senior secured credit facility	—	(100,000)	—
Increase (decrease) in short-term borrowings, net	101,988	(168,215)	(160,445)

Net cash used in financing activities	(590,974)	(550,717)	(1,174,809)

Effect of exchange rate changes on cash and cash equivalents	4,136	(56,853)	46,415

Net (decrease) increase in cash and cash equivalents	(80,903)	341,276	547,659
Cash and cash equivalents at beginning of period	1,695,495	1,354,219	806,560

Cash and cash equivalents at end of period	$1,614,592	$1,695,495	$1,354,219

Supplemental disclosures of cash flow information:
Cash paid for interest	$63,858	$87,522	$67,587

Cash paid for taxes	$23,110	$78,858	$85,047

Non-cash financing activities:
Issuance of Common Stock in exchange of member interests in IBG LLC	$—	$29,199	$—

Redemption of member interests from IBG Holdings LLC	$—	$(29,199)	$—

Adjustments to additional paid-in capital for changes in proportionate ownership in IBG LLC	$13,800	$(19,290)	$(36,047)

Adjustments to noncontrolling interests for changes in proportionate ownership in IBG LLC	$(13,800)	$19,290	$36,047

Changes in redemption value of redeemable noncontrolling interests	$(5,269,619)	$(1,051,230)	$2,453

Changes to total equity (deficit) for the change in the redemption value of redeemable noncontrolling interests	$5,269,619	$1,051,230	$(2,453)

See accompanying notes to the consolidated financial statements.

Interactive Brokers Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Three Years Ended December 31, 2012

	Common Stock
					Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
(in thousands, except for share amounts)	Issued Shares	Par Value	Additional Paid-In Capital	Treasury Stock				Other Noncontrolling Interests	Total Equity (Deficit)	Redeemable Noncontrolling Interests
Balance, December 31, 2009	42,075,714	$421	$—	$(23,871)	$(1,344,302)	$10,914	$(1,356,838)	$1,181	$(1,355,657)	$6,318,396
Adjustment of redeemable noncontrolling interests to redemption value			(2,060)		(602,215)		(604,275)		(604,275)	2,453
Common stock distributed pursuant to stock plans	828,004	8	(8)	4,739			4,739		4,739
Compensation for stock grants vesting in the future			38,247				38,247		38,247
Redemption of former member interests			(132)				(132)		(132)
Dividends paid to shareholders					(75,589)		(75,589)		(75,589)
Dividends paid by IBG LLC to other noncontrolling interests							—	(13)	(13)
Adjustments for changes in proportionate ownership in IBG LLC			(36,047)				(36,047)		(36,047)
Comprehensive income					(9,550)	10,223	673	290	963

Balance, December 31, 2010	42,903,718	429	—	(19,132)	(2,031,656)	21,137	(2,029,222)	1,458	(2,027,764)	6,320,849

Adjustment of redeemable noncontrolling interests to redemption value			(55,520)		1,518,132		1,462,612		1,462,612	(1,051,230)
Issuance of Common Stock in follow-on offering	1,983,624	20	29,179				29,199		29,199
Common stock distributed pursuant to stock plans	1,173,914	11	(11)	5,822			5,822		5,822
Compensation for stock grants vesting in the future			45,368				45,368		45,368
Redemption of former member interests			(174)				(174)		(174)
Deferred tax benefit retained—follow-on offering			448				448		448
Dividends paid to shareholders					(13,472)		(13,472)		(13,472)
Dividends paid by IBG LLC to other noncontrolling interests							—	(20)	(20)
Adjustments for changes in proportionate ownership in IBG LLC			(19,290)				(19,290)		(19,290)
Comprehensive income					61,858	(2,650)	59,208	399	59,607

Balance, December 31, 2011	46,061,256	460	—	(13,310)	(465,138)	18,487	(459,501)	1,837	(457,664)	5,269,619

Adjustment of redeemable noncontrolling interests from temporary to permanent equity (Note 4)			472,409		572,840		1,045,249	4,322,304	5,367,553	(5,269,619)
Common stock distributed pursuant to stock plans	1,736,588	18	(18)	5,592			5,592		5,592
Compensation for stock grants vesting in the future			7,226				7,226	29,096	36,322
Deferred tax benefit retained			495				495		495
Dividends paid to shareholders					(66,298)		(66,298)		(66,298)
Dividends paid by IBG LLC to noncontrolling interests								(490,261)	(490,261)
Adjustments for changes in proportionate ownership in IBG LLC			13,800				13,800	(59)	13,741
Comprehensive income					40,668	11,267	51,935	351,732	403,667

Balance, December 31, 2012	47,797,844	$478	$493,912	$(7,718)	$82,072	$29,754	$598,498	$4,214,649	$4,813,147	$—

See accompanying notes to the consolidated financial statements.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

1. Organization and Nature of Business

        Interactive Brokers Group, Inc. ("IBG, Inc." or the "Company") is a Delaware holding company whose primary asset is its ownership of approximately 11.9% of the membership interests of IBG LLC, which, in turn, owns operating subsidiaries (collectively, "IBG LLC" or the "Group"). The accompanying consolidated financial statements of IBG, Inc. reflect the consolidation of IBG, Inc.'s investment in IBG LLC for all periods presented (Note 4). IBG LLC is an automated global electronic broker and market maker specializing in routing orders and processing trades in securities, futures and foreign exchange instruments.

        IBG LLC is a Connecticut limited liability company that conducts its business through its operating subsidiaries (collectively called the "Operating Companies"): Timber Hill LLC ("TH LLC"), Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC ("IB LLC") and subsidiary, Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Hungary KFT ("IBH"), IB Exchange Corp. ("IBEC"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), IB Brasil Participações Ltda ("IBBH"), Interactive Brokers Software Services Estonia OU ("IBEST") and Interactive Brokers Software Services Russia ("IBRUS").

        IBG, Inc. operates in two business segments, electronic brokerage and market making. IBG, Inc. conducts its electronic brokerage business through certain Interactive Brokers subsidiaries, which provide electronic execution and clearing services to customers worldwide. The Company conducts its market making business principally through its Timber Hill subsidiaries on the world's leading exchanges and market centers, primarily in exchange-traded equities, equity options and equity-index options and futures.

        Certain of the Operating Companies are members of various securities and commodities exchanges in North America, Europe and the Asia/Pacific region and are subject to regulatory capital and other requirements (Note 17). IB LLC, IBUK, IBC, IBI and IBSJ carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Basis of Presentation

        These consolidated financial statements are presented in U.S. dollars and have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") regarding financial reporting with respect to Form 10-K and accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the FASB Accounting Standards Codification ("ASC" or the "Codification").

        Securities owned and pledged of $1,545.8 million, primarily stocks, previously reported at December 31, 2011 were overstated by $378.3 million, and financial instruments owned were understated by the same amount, in error. This classification error did not affect total financial instruments owned or total assets. Based on an analysis, the Company has concluded that this error was qualitatively and quantitatively immaterial. The consolidated statement of financial condition and Note 6 — Fair Value have been corrected for comparative purposes.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

Principles of Consolidation, including Noncontrolling Interests

        The consolidated financial statements include the accounts of IBG, Inc. and its majority and wholly owned subsidiaries. As sole managing member of IBG LLC, IBG, Inc. exerts control over the Group's operations. In accordance with ASC 810, Consolidation, the Company consolidates the Group's consolidated financial statements and records as noncontrolling interest the interests in the Group that IBG, Inc. does not own.

        Prior to the June 6, 2012 amendment to the Exchange Agreement (Note 4), the Company was required to report IBG Holdings LLC's ("Holdings") ownership as redeemable noncontrolling interests (i.e., temporary equity) pursuant to ASC 810-10-45, ASC 815-40-25 and ASC 480-10-S99-3A (formerly FASB Emerging Issues Task Force Topic D-98), outside of total equity in the consolidated financial statements. Redemption value of these redeemable noncontrolling interests was measured as the number of equivalent shares of member interests in IBG LLC owned by Holdings multiplied by the then current market price per share of the Company's common stock. The excess of the redemption value over the book value of these interests, which did not affect net income attributable to common stockholders or cash flows, was required to be accounted for as a reduction of the Company's stockholders' equity in the consolidated statement of financial condition.

        The Company elected to recognize changes in redemption value in each reporting period immediately as they occurred as if the end of each reporting period was also the redemption date for the entire redeemable noncontrolling interest under paragraph 15(b) of ASC 480-10-S99-3A, notwithstanding that the redeemable noncontrolling interests are redeemable over a period of time pursuant to a redemption schedule (Note 4).

        The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control. All inter-company balances and transactions have been eliminated. IBG, Inc. would also consolidate any Variable Interest Entities ("VIEs") pursuant to ASC 860, Transfers and Servicing and ASC 810 of which it is the primary beneficiary. IBG, Inc. currently is not the primary beneficiary of any such entities and therefore no VIEs are included in the consolidated financial statements.

        For periods after the above referenced amendment, the noncontrolling interests in IBG LLC attributable to Holdings are reported as a component of equity.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated fair values of IBG LLC and the Company in connection with accounting for redeemable noncontrolling interests, the estimated value of investments accounted for under the equity method of accounting, the estimated useful lives of property and equipment, including capitalized internally developed software, the allowance for doubtful accounts, compensation accruals, current and deferred income taxes and estimated contingency reserves.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

Fair Value

        At December 31, 2012 and 2011, substantially all of IBG, Inc.'s assets and liabilities, including financial instruments, were carried at fair value based on published market prices and were marked to market, or were assets which are short-term in nature (such as U.S. government treasury bills or spot foreign exchange) and were carried at amounts that approximate fair value.

        IBG, Inc. applies the fair value hierarchy of ASC 820, Fair Value Measurement, to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

        Financial instruments owned and financial instruments sold, but not yet purchased, except forward currency contracts, over-the-counter ("OTC") currency options and certain corporate and municipal debt securities, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. The Company's financial instruments are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate and municipal debt securities. IBG, Inc. does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices.

        Currency forward contracts and OTC currency options are valued using broadly distributed bank and broker prices, and are classified as Level 2 financial instruments as such instruments are not exchange-traded. Corporate and municipal debt securities, including Federal Deposit Insurance Corporation insured corporate bonds held as securities segregated for regulatory purposes, that are not actively traded are also classified in Level 2.

        Investments in listed common stock and investments in other non-market making securities, which investments are reported in other assets in the accompanying consolidated statement of financial condition, are generally reported as Level 2 financial instruments, except for unrestricted listed equities, which are Level 1 financial instruments. Investments in other non-market making securities include corporate, municipal and asset-backed debt securities, which are Level 2 financial instruments whose fair values are determined using broker and vendor prices that have been independently validated by the Company.

Earnings Per Share

        Earnings per share ("EPS") are computed in accordance with ASC 260, Earnings per Share. Shares of Class A and Class B common stock share proportionately in the earnings of IBG, Inc. Basic earnings

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

per share are calculated utilizing net income available for common stockholders divided by the weighted average number of shares of Class A and Class B common stock outstanding for that period. Diluted earnings per share are calculated utilizing the Company's basic net income available for common stockholders divided by diluted weighted average shares outstanding with no adjustments to net income available to common stockholders for dilutive potential common shares.

        The Company has determined to reflect Topic D-98 measurement adjustments for non-fair value redemption rights through application of the two-class method of calculating earnings per share in lieu of recognizing the impact through the determination of net income attributable to common shareholders. Furthermore, in accordance with footnote 17 of ASC 480-10-S99-3A, the Company has elected to treat only the portion of the periodic measurement adjustments that reflect a redemption in excess of fair value as being akin to a dividend, reducing net income attributable to common stockholders for purposes of applying the two-class method. Decreases in the carrying amount of redeemable noncontrolling interests through Topic D-98 measurement adjustments are reflected in the application of the two-class method only to the extent they represent recoveries of amounts previously accounted for by applying the two-class method.

Stock-Based Compensation

        IBG, Inc. follows ASC 718, Compensation—Stock Compensation, to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. As a result, IBG, Inc. expenses the fair value of stock granted to employees, generally 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of share awards are expensed when granted.

        Shares granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted.

Cash and Cash Equivalents

        IBG, Inc. defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less, other than those used for trading purposes.

Cash and Securities—Segregated for Regulatory Purposes

        As a result of customer activities, certain Operating Companies are obligated by rules mandated by their primary regulators to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, substantially all of the Operating Companies are members of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities. Securities segregated for regulatory purposes consisted of Federal Deposit Insurance Corporation insured corporate bonds, which are recorded as Level 2 financial assets, in the amount of $0 and $440.4 million at December 31, 2012 and

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

2011, U.S. Treasury Bills of $2,297.0 million and $747.9 million at December 31, 2012 and 2011, which are recorded as Level 1 financial assets and securities purchased under agreements to resell in the amount of $6.37 billion and $3.82 billion as of December 31, 2012 and 2011, respectively, which amounts approximate fair value.

Securities Borrowed and Securities Loaned

        Securities borrowed and securities loaned are recorded at the amount of collateral advanced or received. Securities borrowed transactions require IBG, Inc. to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, IBG, Inc. receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

        IBG, Inc. monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Receivables and payables with the same counterparty are not offset in the consolidated statements of financial condition. For these transactions, the fees received or paid by IBG, Inc. are recorded as interest income or interest expense in the consolidated statements of comprehensive income.

Securities Purchased Under Agreements to Resell

        Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

Financial Instruments Owned and Sold But Not Yet Purchased

        Stocks, government, corporate and municipal bonds, futures and options transactions are reported in the consolidated financial statements on a trade date basis. Financial instruments owned and financial instruments sold but not yet purchased are recorded at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are classified as financial instruments owned and pledged as collateral in the consolidated statements of financial condition.

        IBG, Inc. also enters into currency forward contracts. These transactions, which are also reported on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are reported as components of financial instruments owned or financial instruments sold but not yet purchased in the consolidated statements of financial condition. Net earnings or losses are reported as components of interest income in the consolidated statements of comprehensive income.

Customer Receivables and Payables

        Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of customers. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the consolidated statements of financial condition. Amounts receivable from customers that are determined by management to be uncollectible are expensed as a component of general and administrative expense.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

        Receivables and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades as well as amounts related to futures contracts executed on behalf of customers, amounts receivable for securities not delivered by IBG, Inc. to the purchaser by the settlement date ("fails to deliver") and margin deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by IBG, Inc. from a seller by the settlement date ("fails to receive").

Investments

        IBG, Inc. makes certain strategic investments related to financial services and accounts for these investments under the cost method of accounting or under the equity method of accounting as required under ASC 323, Investments—Equity Method and Joint Ventures. Investments are accounted for under the equity method of accounting when IBG, Inc. has significant influence over the investee. Investments accounted for under the equity method, including where the investee is a limited partnership or limited liability company, are recorded at the fair value amount of IBG, Inc.'s initial investment and adjusted each period for IBG, Inc.'s share of the investee's income or loss. IBG, Inc.'s share of the income or losses from equity investments is reported as a component of other income (Note 11) in the consolidated statements of comprehensive income and the recorded amounts of IBG, Inc.'s equity investments, $34.7 million at December 31, 2012 ($25.3 million at December 31, 2011), which are included in other assets in the consolidated statements of financial condition, increase or decrease accordingly. Distributions received from equity investees are recorded as reductions to the respective investment balance.

        A judgmental aspect of accounting for investments is evaluating whether an other-than-temporary decline in the value of an investment has occurred. The evaluation of an other-than-temporary impairment is dependent on specific quantitative and qualitative factors and circumstances surrounding an investment, including recurring operating losses, credit defaults and subsequent rounds of financing. IBG, Inc.'s equity investments do not have readily determinable market values. All equity investments are reviewed for changes in circumstances or occurrence of events that suggest IBG, Inc.'s investment may not be recoverable. If an unrealized loss on any investment is considered to be other-than-temporary, the loss is recognized in the period the determination is made. IBG, Inc. also holds exchange memberships and investments in equity securities of certain exchanges as required to qualify as a clearing member, and strategic investments in corporate stock that do not qualify for equity method accounting. Such investments, $36.2 million at December 31, 2012 ($35.0 million at December 31, 2011), are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment, and are included in other assets in the consolidated statements of financial condition. Dividends are recognized as a component of other income as such dividends are received.

        The Company also makes non-market making investments (which are not considered core business activities) that are accounted for at fair value (Note 6), with gains and losses recorded as a component of other income (Note 11).

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment, which is a component of other assets, consist of purchased technology hardware and software, internally developed software, leasehold improvements and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Qualifying costs for internally developed software are capitalized and amortized over the expected useful life of the developed software, not to exceed three years.

Comprehensive Income and Foreign Currency Translation

        The Company's operating results are reported in the consolidated statement of comprehensive income pursuant to Accounting Standards Update 2011-05, Comprehensive Income.

        Comprehensive income consists of two components: net income and other comprehensive income ("OCI"). OCI is comprised of revenues, expenses, gains and losses that are reported in the comprehensive income section of the statement of comprehensive income, but are excluded from reported net income. IBG, Inc.'s OCI is comprised of foreign currency translation adjustments.

        IBG, Inc.'s international Operating Companies have a functional currency that is other than the U.S. dollar. Such subsidiaries' assets and liabilities are translated into U.S. dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary's functional currency are reported as a component of accumulated OCI. In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. Deferred income taxes have not been provided for U.S. tax liabilities or for additional foreign taxes on unremitted earnings that have been indefinitely reinvested.

Revenue Recognition

        —Trading Gains

        Trading gains and losses are recorded on trade date and are reported on a net basis. Trading gains are comprised of changes in the fair value of financial instruments owned and financial instruments sold but not yet purchased (i.e., unrealized gains and losses) and realized gains and losses. Dividends are integral to the valuation of stocks and interest is integral to the valuation of fixed income instruments. Accordingly, both dividends and interest income and expense attributable to financial instruments owned and financial instruments sold but not yet purchased are reported on a net basis as a component of trading gains in the accompanying consolidated statements of comprehensive income.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

        —Commissions and Execution Fees

        Commissions charged for executing and clearing customer transactions are recorded on a trade date basis and are reported as commissions and execution fees in the consolidated statements of comprehensive income, and the related expenses are reported as execution and clearing expenses, also on a trade date basis.

        —Interest Income and Expense

        The Company earns interest income and incurs interest expense primarily in connection with its Electronic Brokerage customer business and its securities lending activities. Such interest is recorded on the accrual basis.

        —Foreign Currency Transaction Gains and Losses

        Foreign currency transaction gains and losses from market making and electronic brokerage activities, respectively, are included in trading gains and in interest or other income in the accompanying consolidated statements of comprehensive income.

Income Taxes

        IBG, Inc. accounts for income taxes in accordance with ASC 740, Income Taxes. The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws (Note 13) and reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in both the United States and numerous foreign jurisdictions. Determining income tax expense requires significant judgments and estimates.

        Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss). Deferred income taxes have not been provided for U.S. tax liabilities or for additional foreign taxes on the unremitted earnings of foreign subsidiaries that have been indefinitely reinvested.

        The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

        ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        The Company records tax liabilities in accordance with ASC 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

        IBG, Inc. recognizes interest related to income tax matters as interest income or expense and penalties related to income tax matters as income tax expense.

Recently Issued Accounting Pronouncements

        Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or otherwise amend the ASC. In 2012 and 2013, prior to the issuance of the Company's consolidated financial statements, ASUs 2012-01 through 2013-05 have been issued. Following is a summary of recently issued ASUs that have affected or may affect the Company's consolidated financial statements:

	Affects	Status
ASU 2011-03	Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.
ASU 2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS	To be applied prospectively for interim and annual periods beginning after December 15, 2011.
ASU 2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013. Retrospective disclosures for comparative periods presented will be required.
ASU 2012-03
	Technical Amendments and Corrections to SEC Sections—Amendments to SEC section of ASC pursuant to SEC Staff Bulletin 114, Technical Amendments Pursuant to SEC Release No. 33-9520 and Corrections Relating to Accounting Standards Update 2010-22.	Effective upon issuance in August 2012.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

	Affects	Status
ASU 2012-04	Technical Corrections and Improvements—Amendments to the ASC correcting for differences between source literature and the ASC, guidance clarification and reference corrections and relocation of guidance to more appropriate locations within the ASC, and Conforming Amendments Related to Fair Value (Topic 820).	Effective upon issuance in October 2012 or, in the case of amendments subject to transitional guidance, for fiscal years beginning after December 15, 2012.
ASU 2013-01	Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013 (the same as the effective date of ASU 2011-11).

        Adoption of those ASUs that became effective during 2012 and 2013, prior to the issuance of the Company's consolidated financial statements, did not have a material effect on those financial statements. Management is assessing the potential impact on the Company's financial statements of adopting ASUs that will become effective in the future.

ASC/IFRS Convergence

        In February 2010, the SEC issued Commission Statement in Support of Convergence and Global Accounting Standards, a formal statement updating the status of its November 2008 Roadmap for the Potential Use of Financial Statements Prepared in Accordance with International Financial Reporting Standards by U.S. Issuers ("IFRS Roadmap"). The statement supported convergence of accounting standards and the development of a single set of global accounting standards. As directed in this statement, the SEC staff issued Work Plan for the Consideration of Incorporating International Financial Reporting Standards into the Financial Reporting System for U.S. Issuers (the "Work Plan") in May 2010, and issued a follow-up Staff Paper, subtitled Exploring a Possible Method of Incorporation in May 2011. The Work Plan outlines the steps to be taken to provide the SEC with information to be able to conclude whether IFRS should be adopted for U.S. registrants and the Staff Paper discusses alternative approaches ("Convergence" and "Endorsement") to adoption that could be applied. Within the Staff Paper, the SEC Staff has issued a Request for Comment on these alternatives. The Comment period ended July 31, 2011 and the SEC Staff issued two Staff Papers, A Comparison of U.S. GAAP and IFRS and Analysis of IFRS in Practice on November 16, 2011.

        In June 2012 the FASB and IASB issued a joint statement on their continuing deliberations regarding changes to lease accounting. When issued, new lease accounting standards under the ASC and IFRS will require the reporting of lease assets and related liabilities on issuers' statements of financial condition under a mutually agreed upon two-method approach. Exposure Drafts detailing applicability and implementation considerations are expected to be issued in 2013, and final standards are expected to be issued in the future. Management will be assessing the potential effects of this change in lease accounting as the standard setting process moves forward. Based on the scope of existing lease commitments (approximately 0.1% of total assets as of December 31, 2012—see Note 15), the effect on the Company's financial statements is not expected to be material.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

2. Significant Accounting Policies (Continued)

        On July 13, 2012, the SEC's Office of the Chief Accountant issued its Final Staff Report on the Work Plan. This report considered possible means of aligning IFRS with U.S. GAAP, and raised numerous concerns about the possible effects of adoption on registrants and investors. The Staff Report did not reject some form of convergence between U.S. GAAP and IFRS, but also did not endorse adoption and did not commit to the extent or timing of adoption. While a formal commitment regarding possible incorporation of IFRS into U.S. GAAP has not been determined, based on continuing joint efforts between the FASB and IASB, it is likely that convergence to some extent will occur in the future. The Company applies versions of IFRS for the stand alone financial statements of several of the Operating Companies, where required, and continues to assess the potential impact of adopting IFRS on the Company's consolidated financial statements.

SEC Derivatives Regulation Roadmap

        In June 2012, the SEC issued for comment a policy statement on its proposed plan that would sequence the phasing in of final rules to be adopted by the Commission regulating security-based swaps in order to comply with the requirements of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank" Act). The policy statement provides a proposed "roadmap" for adoption of final rules, but does not mandate specific registrant compliance deadlines. Management is monitoring this and other accounting and regulatory rulemaking developments for their potential effect on the Company's financial statements and internal controls over financial reporting.

3. Trading Activities and Related Risks

        IBG, Inc.'s trading activities include providing securities market making and brokerage services. Trading activities expose IBG, Inc. to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

  •
  a regular review of the risk management process by executive management as part of its oversight role;

  •
  defined risk management policies and procedures supported by a rigorous analytic framework; and

  •
  articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that IBG, Inc.'s risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

        IBG, Inc. is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. IBG, Inc. seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. IBG, Inc.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

3. Trading Activities and Related Risks (Continued)

uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The following discussion describes the types of market risk faced:

  Equity Price Risk

  Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. IBG, Inc. is subject to equity price risk primarily in financial instruments owned and sold but not yet purchased. IBG, Inc. attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

  Currency Risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Exchange rate contracts may include cross-currency swaps and currency futures contracts. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. Currency futures are contracts for delayed delivery of currency at a specified future date. IBG, Inc. uses currency swaps to manage the levels of its non-U.S. dollar currency balances and currency cash and futures to hedge its global exposure.

  Interest Rate Risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. IBG, Inc. is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options, futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

        IBG, Inc. is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose IBG, Inc. to default risk. IBG, Inc. has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

        The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. IBG, Inc. seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

        In the normal course of business, IBG, Inc. executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

3. Trading Activities and Related Risks (Continued)

IBG, Inc. that exposes IBG, Inc. to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, IBG, Inc. may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, IBG, Inc. may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

        For cash management purposes, IBG, Inc. enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash or securities. IBG, Inc. attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to IBG, Inc. as permitted under contractual provisions.

Concentrations of Credit Risk

        IBG, Inc.'s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2012, the Company did not have any material concentrations of credit risk.

Off-Balance Sheet Risks

        IBG, Inc. may be exposed to a risk of loss not reflected in the consolidated financial statements for futures products, which represent obligations of IBG, Inc. to settle at contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as IBG, Inc.'s cost to liquidate such futures contracts may exceed the amounts reported in IBG, Inc.'s consolidated statements of financial condition.

4. Equity and Earnings Per Share

        In connection with its IPO in May 2007, IBG, Inc. purchased 10.0% of the membership interests in IBG LLC from Holdings, became the sole managing member of IBG LLC and began to consolidate IBG LLC's financial results into its financial statements. Holdings wholly owns all Class B common stock, which common stock has voting rights in proportion to its ownership interests in IBG LLC, approximately 88.1% as of December 31, 2012. The consolidated financial statements reflect the results of operations and financial position of IBG, Inc., including consolidation of its investment in IBG LLC. Prior to the June 6, 2012 amendment to the Exchange Agreement (described below), Holdings' ownership interests in IBG LLC were accounted for and reported in these consolidated financial

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

4. Equity and Earnings Per Share (Continued)

statements as "redeemable noncontrolling interests" (temporary equity) pursuant to ASC 810-10-45, ASC 815-40-25 and ASC 480-10-S99-3A. For periods after the Amendment, beginning with the quarter ended June 30, 2012, the noncontrolling interests in IBG LLC attributable to Holdings are reported as a component of total equity, as described below.

Recapitalization and Post-IPO Capital Structure

        Immediately prior to and immediately following the consummation of the IPO, IBG, Inc., Holdings, IBG LLC and the members of IBG LLC consummated a series of transactions collectively referred to herein as the "Recapitalization." In connection with the Recapitalization, IBG, Inc., Holdings and the historical members of IBG LLC entered into an exchange agreement, dated as of May 3, 2007 (the "Exchange Agreement"), pursuant to which the historical members of IBG LLC received membership interests in Holdings in exchange for their membership interests in IBG LLC. Additionally, IBG, Inc. became the sole managing member of IBG LLC.

        In connection with the consummation of the IPO, Holdings used the net proceeds to redeem 10.0% of members' interests in Holdings in proportion to their interests. Immediately following the Recapitalization and IPO, Holdings owned approximately 90% of IBG LLC and 100% of IBG, Inc.'s Class B common stock, which has voting power in IBG, Inc. in proportion to Holdings' ownership of IBG LLC.

        Since consummation of the IPO and Recapitalization, IBG, Inc.'s equity capital structure has been comprised of Class A and Class B common stock. All shares of common stock have a par value of $0.01 per share and have identical rights to earnings and dividends and in liquidation. As described previously in this Note 4, Class B common stock has voting power in IBG, Inc. proportionate to the extent of Holdings' and IBG, Inc.'s respective ownership of IBG LLC. At December 31, 2012 and 2011, 1,000,000,000 shares of Class A common stock were authorized, of which 47,797,844 and 46,061,256 shares have been issued; and 47,499,739 and 45,576,791 shares were outstanding, respectively. Class B common stock is comprised of 100 authorized shares, of which 100 shares were issued and outstanding as of December 31, 2012 and 2011, respectively. In addition, 10,000 shares of preferred stock have been authorized, of which no shares are issued or outstanding as of December 31, 2012 and 2011, respectively.

        As a result of a federal income tax election made by IBG LLC applicable to the acquisition of IBG LLC member interests by IBG, Inc., the income tax basis of the assets of IBG LLC acquired by IBG, Inc. have been adjusted based on the amount paid for such interests. Deferred tax assets were recorded as of the IPO date and in connection with the 2011 redemption of Holdings member interests in exchange for common stock, which deferred tax assets are a component of other assets in the consolidated statement of financial condition and are being amortized as additional deferred income tax expense over 15 years from the IPO date and from the 2011 redemption date, respectively, as allowable under current tax law. As of December 31, 2012 and 2011, the unamortized balance of these deferred tax assets was $281,615 and $297,881, respectively.

        IBG, Inc. also entered into an agreement (the "Tax Receivable Agreement") with Holdings to pay Holdings (for the benefit of the former members of IBG LLC) 85% of the tax savings that IBG, Inc.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

4. Equity and Earnings Per Share (Continued)

actually realizes as the result of tax basis increases. These payables, net of payments made to Holdings, are reported as payable to affiliate in the consolidated statement of financial condition.

        The remaining 15% is accounted for as a permanent increase to additional paid-in capital in the consolidated statement of financial condition.

        The deferred tax assets, payables to Holdings and credits to additional paid-in capital arising from stock offerings from the date of the IPO through December 31, 2012 were:

Deferred Tax Assets	Payable Holdings	Additional Paid In Capital
$387,069	$329,009	$58,060

        Amounts received and payable under the Tax Receivable Agreement are payable to Holdings annually upon the filing of IBG, Inc.'s federal income tax return. The Company has paid Holdings a total of $70.4 million through December 31, 2012 pursuant to the terms of the Tax Receivable Agreement.

        The Exchange Agreement provides for future redemptions of member interests and for the purchase of member interests in IBG LLC by IBG, Inc. from Holdings, which could result in IBG, Inc. acquiring the remaining member interests in IBG LLC that it does not own. On an annual basis, holders of Holdings member interests are able to request redemption of such member interests over a minimum eight (8) year period following the IPO; 12.5% annually for seven (7) years and 2.5% in the eighth year.

        At the time of the Company's IPO in 2007, three hundred sixty (360) million shares of authorized Common Stock were reserved for future sales and redemptions. From 2008 through 2010, Holdings redeemed 5,013,259 IBG LLC shares for a total of $114 million, which redemptions were funded using cash on hand at IBG LLC. Upon cash redemption these IBG LLC shares were retired. In 2011, the Company issued 1,983,624 shares of Common Stock directly to Holdings in exchange for an equivalent number of shares of member interests in IBG LLC.

        As a consequence of these redemption transactions, and distribution of shares to employees (Note 12), IBG, Inc.'s interest in IBG LLC has increased to approximately 11.9%, with Holdings owning the remaining 88.1% as of December 31, 2012. The redemptions also resulted in an increase in the Holdings interest held by Thomas Peterffy and his affiliates from approximately 84.6% at the IPO to approximately 86.3% at December 31, 2012.

        The Exchange Agreement, as amended June 6, 2012, provides that the Company may facilitate the redemption by Holdings of interests held by its members through the issuance of shares of common stock through a public offering in exchange for the interests in IBG LLC being redeemed by Holdings. The June 6, 2012 amendment (the "Amendment") eliminated from the Exchange Agreement an alternative funding method, which provided that upon approval by the board of directors and by agreement of the Company, IBG LLC and Holdings, redemptions could be made in cash.

        Subsequent to the amendment to the Exchange Agreement on June 6, 2012, the Company recorded adjustments to report Holdings' noncontrolling interests in IBG LLC as component of total equity, reducing

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

4. Equity and Earnings Per Share (Continued)

redeemable noncontrolling interests to zero and reversing the cumulative effect of adjustments to redemption value previously recorded to additional paid-in capital. The effect of these adjustments, before the allocation of comprehensive income and other capital transactions to Holdings' noncontrolling interests in IBG LLC subsequent to June 6, 2012, and before the recording of capital transactions and comprehensive income attributable to the Company and to other noncontrolling interests was:

(in thousands)	Adjustments as of June 6, 2012
Redeemable noncontrolling interests	$(5,367,553)

Additional Paid in Capital	$472,409

Retained earnings	$572,840

Noncontrolling interests	$4,322,304

Stock Repurchase Program

        In September 2008, the Company's Board of Directors approved the repurchase of up to eight (8) million shares of its Class A common stock by IBG LLC. Shares may be purchased from time to time in the open market and in private transactions if the Company deems the price appropriate. In November 2008, 65,800 shares were repurchased at a cost of $866, and are being held as Treasury Stock.

Earnings per Share

        The Company has determined to reflect measurement adjustments for non-fair value redemption rights through application of the two-class method of calculating earnings per share in lieu of recognizing the impact through the determination of net income attributable to common stockholders.

        Basic earnings (loss) per share are calculated utilizing net income available for common stockholders divided by the weighted average number of shares of Class A and Class B common stock outstanding for that period:

	Year-ended December 31,
	2012	2011	2010
Basic earnings per share:
Net income attributable to common stockholders	$40,668	$61,858	$(9,550)
Add (deduct) net income attributable to non-fair value redemption rights	1,108	(878)	(62)

Net income available for common stockholders	$41,776	$60,980	$(9,612)

Weighted average shares of common stock outstanding:
Class A	46,814,576	43,924,454	41,870,826
Class B	100	100	100

	46,814,676	43,924,554	41,870,926

Basic earnings per share	$0.89	$1.39	$(0.23)

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

4. Equity and Earnings Per Share (Continued)

        Diluted earnings (loss) per share are calculated utilizing the Company's basic net income available for common stockholders divided by diluted weighted average shares outstanding with no adjustments to net income available to common stockholders for potentially dilutive common shares:

	Year-ended December 31,
	2012	2011	2010
Diluted earnings per share:
Net income available for common stockholders	$41,776	$60,980	$(9,612)

Weighted average shares of common stock outstanding:
Class A:
Issued and outstanding	46,814,576	43,924,454	41,870,826
Potentially dilutive common shares:
Issuable pursuant to 2007 ROI Unit Stock Plan	255,846	440,348	627,779
Class B	100	100	100

	47,070,522	44,364,902	42,498,705

Diluted earnings per share	$0.89	$1.37	$(0.23)

        In 2012 and 2011, there were no adjustments required to potentially dilutive shares. In 2010, potentially dilutive shares were excluded from the calculation of diluted loss per share because, in a loss year, such shares would have been anti-dilutive. Earnings per share were impacted by a tax benefit that the Company recognized during preparation of the 2010 income tax returns. In connection with the special dividend paid by our Swiss operating company in December 2010, we were able to capture additional foreign tax credits, which resulted in an estimated $0.12 increase in diluted earnings per share.

Member and Stockholder Dividends

        In March, June, September and December 2012, IBG LLC paid dividends to its members totaling $596 million, of which IBG, Inc.'s proportionate share was $71 million. During 2012, the Company paid quarterly cash dividends of $0.10 per share of Common Stock, totaling $18.8 million, and in December 2012 paid a special cash dividend of $1.00 per share of Common Stock, totaling $47.5 million.

        On January 15, 2013, the Company declared a cash dividend of $0.10 per common share, payable on March 14, 2013 to shareholders of record as of March 1, 2013.

5. Comprehensive Income

        Comprehensive income is comprised of Net Income and Other Comprehensive Income ("OCI"). The Company's OCI is comprised of foreign currency translation adjustments, which arise from changes in the U.S. dollar value of the net worth of the Company's international Operating Companies during

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

5. Comprehensive Income (Continued)

respective reporting periods. The following table presents comprehensive income and earnings per share (calculated using the two-class method) on comprehensive income:

	Year-ended December 31,
	2012	2011	2010
Net income attributable to common stockholders	$40,668	$61,858	$(9,550)
Add (deduct) net income attributable to non-fair value redemption rights	1,108	(878)	(62)

Net income available for common stockholders	41,776	60,980	(9,612)
Other comprehensive income:
Cumulative translation adjustment, before income taxes	2,231	(4,480)	16,164
Income taxes related to items of other comprehensive income	(9,036)	(1,830)	5,941

Other comprehensive income (loss), net of tax	11,267	(2,650)	10,223

Comprehensive income available for common stockholders	$53,043	$58,330	$611

Earnings per share on comprehensive income:
Basic	$1.13	$1.33	$0.01

Diluted	$1.13	$1.31	$0.01

Weighted average common shares outstanding:
Basic	46,814,676	43,924,554	41,870,926

Diluted	47,070,522	44,364,902	42,498,705

        In 2012, the Company determined that deferred income taxes had been provided for on OCI of certain foreign subsidiaries in error. Based on an analysis, the company has concluded that this error was qualitatively and quantitatively immaterial for all periods affected. Accordingly, deferred income taxes of $9.2 million, previously provided on OCI generated by those subsidiaries in periods from 2007 through 2011, were reversed, which increased the reported earnings per share on comprehensive income for 2012 by $0.20.

6. Fair Value

        The following tables set forth, by level within the fair value hierarchy (Note 2), financial assets and liabilities, primarily financial instruments owned and financial instruments sold, but not yet purchased at fair value as of December 31, 2012 and 2011. Financial instruments owned and pledged of

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

6. Fair Value (Continued)

$1,545.8 million, primarily stocks, previously reported at December 31, 2011 were overstated by $378.3 million in error.

        As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets At Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory purposes	$2,297,024	$—	$—	$2,297,024

Financial instruments owned:
Stocks	887,031	—	—	887,031
Options	2,388,173	—	—	2,388,173
U.S. and foreign government obligations	30,087	—	—	30,087
Warrants	109,835	—	—	109,835
Corporate and municipal bonds	104,387	59,533	—	163,920
Discount certificates	37,482	—	—	37,482
Currency forward contracts	—	1,351	—	1,351

Total Financial instruments owned	3,556,995	60,884	—	3,617,879

Financial instruments owned and pledged as collateral:
Stocks	775,222	—	—	775,222
Warrants	350	—	—	350
Corporate and municipal bonds	4,332	—	—	4,332
U.S. and foreign government obligations	146,953	—	—	146,953

Total Financial instruments owned and pledged as collateral	926,857	—	—	926,857

Subtotal	4,483,852	60,884	—	4,544,736

Other assets—investments
Investments in common stock	17,707	3,549	—	21,256
Other investments	2,249	92,727	—	94,976

Total Financial Assets at Fair Value	$6,800,832	$157,160	$—	$6,957,992

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

6. Fair Value (Continued)

	Financial Liabilities At Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased:
Stocks	$1,787,741	$—	$—	$1,787,741
Options	2,389,871	—	—	2,389,871
U.S. and foreign government obligations	451	—	—	451
Warrants	2,104	—	—	2,104
Corporate bonds	90,710	11,833	—	102,543
Currency forward contracts	—	3,550	—	3,550

Total Financial instruments sold, not yet purchased	$4,270,877	$15,383	$—	$4,286,260

	Financial Assets At Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory purposes	$747,857	$440,408	$—	$1,188,265

Financial instruments owned:
Stocks	1,046,755	—	—	1,046,755
Options	4,113,539	—	—	4,113,539
U.S. and foreign government obligations	10,908	—	—	10,908
Warrants	113,033	—	—	113,033
Corporate and municipal bonds	40,561	60,501	—	101,062
Discount certificates	60,675	—	—	60,675
Currency forward contracts	—	1,577	—	1,577

Total Financial instruments owned	5,385,471	62,078	—	5,447,549

Financial instruments owned and pledged as collateral:
Stocks	999,116	—	—	999,116
Warrants	570	—	—	570
Corporate and municipal bonds	428	—	—	428
U.S. and foreign government obligations	167,415	—	—	167,415

Total Financial instruments owned and pledged as collateral	1,167,529	—	—	1,167,529

Subtotal	6,553,000	62,078	—	6,615,078

Other assets—investments
Investments in common stock	3,782	—	—	3,782
Other investments	1,260	89,472	—	90,732

Total Financial Assets at Fair Value	$7,305,899	$591,958	$—	$7,897,857

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

6. Fair Value (Continued)

	Financial Liabilities At Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased:
Stocks	$1,796,160	$—	$—	$1,796,160
Options	4,233,533	—	—	4,233,533
Warrants	240	—	—	240
Corporate bonds	61,166	61,511	—	122,677
Currency forward contracts	—	3,538	—	3,538

Total Financial instruments sold, not yet purchased	$6,091,099	$65,049	$—	$6,156,148

        There have been no transfers of fair value assets between Levels 1 and 2. The Company has no Level 3 assets.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

7. Collateralized Transactions

        The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. In addition, the Company's customers pledge their securities owned to collateralize margin loans. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

        The Company also engages in securities financing transactions with and for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government securities, corporate debt and equity securities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to Company policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of positions.

        Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of leverage being employed in the account and an overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2012 and 2011, approximately $9.85 billion and $7.02 billion of customer margin loans were outstanding.

        Amounts relating to collateralized transactions at December 31, 2012 and 2011 are summarized as follows (millions):

	December 31, 2012		December 31, 2011
	Permitted to Repledge	Sold or Repledged	Permitted to Repledge	Sold or Repledged
Securities lending transactions	$2,844	$2,828	$2,670	$2,657
Agreements to resell(1)	6,779	6,774	4,174	4,174
Customer margin securities(2)	13,604	3,016	9,797	2,022

	$23,227	$12,618	$16,641	$8,853

(1)
At December 31, 2012, $6.4 billion, or 94% (at December 31, 2011, $3.8 billion, or 91%), of securities acquired through agreements to resell that are shown as repledged have been deposited

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

7. Collateralized Transactions (Continued)

  in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

(2)
Sold or repledged customer margin securities of $853 previously reported at December 31, 2011 erroneously excluded $1,169 used to satisfy short sale obligations.

        In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. At December 31, 2012 and 2011, substantially all government obligations owned were pledged to clearing organizations.

        Financial instruments owned and pledged, including amounts pledged to affiliates, where the counterparty has the right to repledge, at December 31, 2012 and 2011 consisted of the following (millions):

	December 31, 2012	December 31, 2011
Stocks	$775	$999
Warrants	1	1
Corporate and municipal bonds	4	—
U.S. and foreign government obligations	147	167

	$927	$1,167

8. Short-Term Borrowings

        Short-term borrowings consist primarily of collateralized borrowing facilities with clearing banks in multiple currencies that bear interest at fluctuating overnight rates based on interbank funds rates prevailing in the respective currencies. In addition, the Company has available secured and unsecured overnight bank loan facilities. All short-term borrowings outstanding at December 31, 2012 and 2011 were either repaid on the next business day or rolled forward and, accordingly, their carrying values approximated their fair values.

        As of December 31, 2012 and 2011, short-term borrowings consisted of:

	2012		2011
	Principal	Weighted Average Rates	Principal	Weighted Average Rates
Overnight borrowing facilities	$39,172	0.23%	$6,538	1.26%
Unsecured bank loans	71,248	0.10%	—	n/a

	$110,420		$6,538

        Interest expense on short term borrowings for each of the three years ended December 31, 2012, 2011 and 2010 was $579, $2,204 and $3,196, respectively.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

9. Senior Notes Payable

        At December 31, 2011, IBG LLC had $101,411 of 3% senior notes outstanding. All senior notes had either a 15-month or an 18-month original maturity. IBG LLC, solely at its option, could redeem the senior notes at any time on or after a specified date in the third month or the sixth month, respectively, after the date on which the senior notes were issued and sold (the "Optional Redemption Date"), at a redemption price equal to 100% of the principal amount of the senior notes to be redeemed plus accrued interest.

        In January 2012, the Company decided to discontinue the Senior Notes Program. It is the Company's intention that no new Senior Notes will be issued. All previously issued Senior Notes, $101,411 outstanding as of December 31, 2011, were redeemed prior to June 30, 2012.

10. Senior Secured Revolving Credit Facility

        On May 17, 2012, IBG LLC entered into a $100 million three-year senior secured revolving credit facility with Bank of America, N.A. as administrative agent and Citibank, N.A., as syndication agent. This credit facility replaced a similar two-year facility that expired on May 18, 2012.

        IBG LLC is the sole borrower under this credit facility. The facility's interest rate is indexed to the overnight federal funds rate or to the British Bankers Association LIBOR rate for the relevant term, at the borrower's option, and is secured by a first priority interest in all of the capital stock of each entity owned directly by IBG LLC (subject to customary limitations with respect to foreign subsidiaries). The facility may be used to finance working capital needs and general corporate purposes, including downstreaming funds to IBG LLC's regulated broker-dealer subsidiaries as regulatory capital. This allows IBG LLC to take advantage of market opportunities when they arise, while maintaining substantial excess regulatory capital. The financial condition covenants contained in this credit facility include the following:

  •
  minimum consolidated shareholders' equity, as defined, of $3.6 billion, with quarterly increases equal to 25% of positive consolidated net income;

  •
  maximum total debt to capitalization ratio of 30%;

  •
  minimum liquidity ratio of 1.0 to 1.0; and

  •
  maximum total debt to net regulatory capital ratio of 35%.

        At December 31, 2012 and December 31, 2011, no borrowings were outstanding under this or the predecessor credit facility and IBG LLC was in compliance with all of the covenants. At maturity, subject to meeting certain terms of the facility, the Company will have an option to convert the facility to a one-year term loan.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

11. Other Income

        The components of other income for the three years ended December 31, 2012, 2011 and 2010 were:

	2012	2011	2010
Payments for order flow	$21,167	$23,597	$24,288
Market data fees	27,175	26,393	30,241
Account activity fees	13,404	11,088	—
Exchange fee income	4,393	4,593	5,072
Market maker incentives	988	1,002	2,471
Non-market making gains (losses), net	(458)	(25,078)	(6,325)
Other, net	9,663	1,391	4,667

	$76,332	$42,986	$60,414

        Payments for order flow are earned from various options exchanges based upon options trading volume originated by the Operating Companies. Market data fees are charged to customers based upon market data services provided. This income is largely offset by the related cost to obtain the underlying market data from third party vendors. Various exchanges pay the Company market maker incentives for its market making efforts on those exchanges. Gains and losses on non-market making securities are generated from investments in securities that are not held for the Group's market making operations or from securities that are subject to restrictions.

12. Employee Incentive Plans

Return on Investment Dollar Units ("ROI Dollar Units")

        From 1998 through January 1, 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of Common Stock as described below under "2007 Stock Incentive Plan."

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

12. Employee Incentive Plans (Continued)

        As of December 31, 2012 and 2011, payables to employees for ROI Dollar Units were $7,624 and $10,088, respectively, all of which were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the consolidated statements of financial condition. Compensation expense for the ROI Dollar Unit plan, included in the consolidated statements of comprehensive income was $751, $1,499 and $1,573 for the years ended December 31, 2012, 2011 and 2010 respectively.

2007 ROI Unit Stock Plan

        In connection with the IPO, IBG, Inc. adopted the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Under this plan, certain employees of the Group who held ROI Dollar Units, at the employee's option, elected to invest their ROI Dollar Unit accumulated earnings as of December 31, 2006 in shares of Common Stock. An aggregate of 1,271,009 shares of Common Stock (consisting of 1,250,000 shares issued under the ROI Unit Stock Plan and 21,009 shares under the 2007 Stock Incentive Plan, as described below), with a fair value at the date of grant of $38,143 were issued to IBG LLC and held as treasury stock, to be distributed to employees in accordance with the following schedule and subject to the conditions below:

  •
  10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and

  •
  an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with IBG, Inc. and compliance with other applicable covenants.

        Of the fair value at the date of grant, $17,806 represented the accumulated ROI Dollar Unit value elected to be invested by employees in Common Stock and such amount was accrued for as of December 31, 2006. The remainder is being ratably accrued as compensation expense by the Company from the date of the IPO over the requisite service period represented by the aforementioned distribution schedule. Compensation expense for the 2007 ROI Unit Stock Plan and related grants under the 2007 Stock Incentive Plan, net of the effect of forfeitures, included in the consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010 was $3,555, $3,878 and $3,513, respectively. As of December 31, 2012, compensation costs for the ROI Unit Stock Plan had been fully accrued.

2007 Stock Incentive Plan

        Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan" or "SIP"), up to 20.0 million shares of common stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

        The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

12. Employee Incentive Plans (Continued)

through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

        The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

        IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO, to eligible employees as part of an overall plan of equity compensation. Shares of common stock vest, and become distributable to employees in accordance with the following schedule:

  •
  10% on the first vesting date, which approximates the anniversary of the IPO; and

  •
  an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG, Inc. and compliance with non-competition and other applicable covenants.

        Awards granted to external directors vest, and are distributed, over a five-year period (20% per year) commencing one year after the date of grant. 20,423 awards have been granted to the external directors cumulatively since the IPO.

        Stock Incentive Plan share grants (excluding 21,009 shares issued pursuant to the 2007 ROI Unit Stock Plan above) and the related fair values at the date of grant were:

	Shares	Fair Value at Date of Grant ($000's)
In connection with IPO	927,943	$27,847
July 31, 2007	16,665	404
December 31, 2007	1,055,206	32,876
December 31, 2008	2,065,432	35,600
December 31, 2009	2,448,031	42,796
December 31, 2010	2,513,738	43,255
December 31, 2011	3,411,613	50,753
January 6, 2012	1,215,866	18,411
December 31, 2012	3,629,960	50,484

	17,284,454	$302,426

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

12. Employee Incentive Plans (Continued)

        The following is a summary of Stock Plan activity for the period from January 1, 2010 through December 31, 2012:

	Shares
	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Plan Shares
Balance, December 31, 2009	5,641,054	733,562

Granted	2,513,738	—
Forfeited by employees	(63,650)	(2,179)
Distributed to employees	(828,002)	(186,770)

Balance, December 31, 2010	7,263,140	544,613

Granted	3,411,613	—
Forfeited by employees	(91,843)	(764)
Distributed to employees	(1,173,916)	(187,700)

Balance, December 31, 2011	9,408,994	356,149

Granted	4,845,826	—
Forfeited by employees	(115,750)	(500)
Distributed to employees	(1,736,588)	(186,360)

Balance, December 31, 2012	12,402,482	169,289

        Estimated future grants under the Stock Incentive Plan are being accrued for ratably during each year under the ASC 718 "Graded Vesting" method. Compensation expense recognized in the consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010, were $63,278, $45,308 and $38,187, respectively. Estimated future compensation costs for unvested awards at December 31, 2012 are $44.3 million.

        Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former employees will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2012, a total of 44,546 shares have been distributed under these post-employment provisions. These distributions are included in the Stock Plans activity tables above.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

13. Income Taxes

        Income tax expense for the three years ended December 31, 2012, 2011 and 2010 differs from the U.S. federal statutory rate due to the differing effective tax rates in foreign, state and local jurisdictions where certain operating companies are subject to corporate taxation. Deferred income taxes arise due to the amortization of the deferred tax assets recognized in connection with the Common Stock offerings (Note 4), valuation of THE's financial assets and liabilities and temporary differences arising from the deductibility of compensation and depreciation expenses in different time periods for book and tax return purposes.

        For the three years ended December 31, 2012, 2011 and 2010, the provision for income taxes consisted of:

	2012	2011	2010
Current:
Federal	$1,379	$3,221	$20,604
State and local	167	675	161
Foreign	10,684	24,805	33,652

Total current	12,230	28,701	54,417

Deferred:
Federal	16,765	17,678	18,915
State and local	27	(28)	(25)
Foreign	992	7,538	(13,026)

Total deferred	17,784	25,188	5,864

	$30,014	$53,889	$60,281

        A reconciliation of the statutory U.S. Federal income tax rate of 35% to the Company's effective tax rate is set forth below:

	2012	2011	2010
U.S. Statutory Tax Rate	35.0%	35.0%	35.0%
Less: rate attributable to noncontrolling interests	-30.3%	-29.5%	-29.8%
State, local and foreign taxes, net of federal benefit	1.0%	1.8%	12.5%

	5.7%	7.3%	17.7%

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

13. Income Taxes (Continued)

        Significant components of the Company's deferred tax assets (liabilities), which are respectively reported in other assets and in accounts payable, accrued expenses and other liabilities in the consolidated statements of financial condition, as of December 31, 2012 and 2011 were as follows:

	2012	2011	2010
Deferred tax assets:
Deferred tax asset arising from acquisition of interests in IBG LLC	$281,615	$297,881	$313,562
Deferred compensation	7,309	5,078	4,736
Other	1,135	182	1,380

Total deferred tax assets	$290,059	$303,141	$319,678

Deferred tax liabilities:
Foreign, primarily THE	$14,022	$11,573	$7,937
Other comprehensive income	282	10,454	12,284
Other	—	4,100	54

Total deferred tax liabilities	14,304	26,127	20,275

Net deferred tax assets	$275,755	$277,014	$299,403

        At December 31, 2012, accumulated earnings held by non-U.S. subsidiaries totaled $969.8 million. Of this amount, approximately $380.6 million is attributable to earnings of our foreign subsidiaries that are considered "pass-through" entities for U.S. income tax purposes. Since the Company accounts for U.S. income taxes on these earnings on a current basis, no additional U.S. tax consequences would result from the repatriation of these earnings other than that which would be due arising from currency fluctuations between the time the earnings are reported for U.S. tax purposes and when they are remitted. With respect to certain of these subsidiaries' accumulated earnings (approximately $297.5 as of December 31, 2012), repatriation would result in additional foreign taxes in the form of dividend withholding tax imposed on the recipient of the distribution or dividend distribution tax imposed on the payor of the distribution. The Company has not provided for its proportionate share of these additional foreign taxes as it does not intend to repatriate these earnings in the foreseeable future. For the same reason, the Company has not provided deferred U.S. tax on cumulative translation adjustments associated with these earnings.

        The remainder of the accumulated earnings are attributable to non-U.S. subsidiaries that are not considered "pass-through" entities for U.S. tax purposes. The Company's U.S. tax basis in the stock of most of these entities exceeds its book basis. It is therefore not permitted to establish a deferred tax asset pursuant to ASC 740 as this difference will not reverse in the foreseeable future. In the instances in which the Company's book basis exceeds its U.S. tax basis, no deferred tax liability has been established as the Company considers the earnings of those entities to be indefinitely reinvested.

        In December 2010, THE declared a dividend of $990.3 million to IBG LLC (Note 4). The Company recognized income tax expense, net of available foreign tax credits, of $24.2 million on its proportionate share of this dividend. When filing its 2010 U.S. Federal Income Tax Returns, the Company captured additional foreign tax credits of $5.3 million.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

13. Income Taxes (Continued)

        As of and for the years ended December 31, 2012 and 2011, the Company had no unrecognized tax liabilities as defined under ASC 740, Income Taxes and no valuation allowances on deferred tax assets were required. The Company is subject to taxation in the United States and various states and foreign jurisdictions. As of December 31, 2012, the Company's tax years for 2009 through 2012 are subject to examination by the respective tax authorities. As of December 31, 2012, the Company is no longer subject to U.S. Federal, state, local or foreign examinations by tax authorities for years before 2008.

        The Taxpayer Relief Act of 2012, signed into law on January 2, 2013, brought about significant tax changes, including, but not limited to, the retroactive extension of several temporary tax incentives for businesses. The business tax incentives extended through 2013 include bonus depreciation, 15-year straight line cost recovery for qualified leasehold improvements, research and development tax credit and the exception for active financing income under Subpart F and look-through treatment of payments between related controlled foreign corporations. The effects of the change in tax law, currently estimated to be a benefit of $596, will be recognized in our first quarter 2013 results, the quarter that the law was enacted.

14. Property and Equipment

        Property and equipment, which is included in other assets in the consolidated statements of financial condition, is comprised of leasehold improvements, computer hardware, software developed for the Company's internal use and office furniture and equipment. At December 31, 2012 and 2011, property and equipment consisted of:

	2012	2011
Leasehold improvements	$23,114	$26,613
Computer equipment	10,867	11,691
Internally developed software	35,020	32,116
Office furniture and equipment	4,273	5,702

	73,274	76,122
Less—accumulated depreciation and amortization	(38,607)	(40,183)

Property and equipment , net	$34,667	$35,939

        Depreciation and amortization of $19,269, $18,700 and $18,702 for the three years ended December 31, 2012, 2011 and 2010, respectively, is included in occupancy, depreciation and amortization expenses in the consolidated statements of comprehensive income.

15. Commitments, Contingencies and Guarantees

Litigation

        The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. IBG, Inc. has not been able to quantify the actual loss or range of loss related to such legal proceedings, the manner

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

15. Commitments, Contingencies and Guarantees (Continued)

in which they will be resolved, the timing of final resolution or the ultimate settlement. It is the opinion of management that the resolution of these actions will not have a material effect, if any, on our business or financial condition, but may have a material impact on the results of operations for a given period.

        On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint in the United States District Court for the Northern District of Illinois, Eastern Division, against Interactive Brokers Group, Inc., IBG LLC, Holdings, and Interactive Brokers LLC. Thereafter, Trading Technologies dismissed Interactive Brokers Group, Inc. and Holdings from the case, leaving only IBG LLC and Interactive Brokers LLC as defendants ("Defendants"). The operative complaint, as amended, alleges that the Defendants have infringed and continue to infringe twelve U.S. patents held by Trading Technologies. Trading Technologies is seeking, among other things, unspecified damages and injunctive relief. The case is in the early stages and discovery has yet to begin. While it is too early to predict the outcome of the matter, we believe we have meritorious defenses to the allegations made in the complaint and intend to defend ourselves vigorously against them. However, litigation is inherently uncertain and there can be no guarantee that the Company will prevail or that the litigation can be settled on favorable terms.

        IBG, Inc. accounts for potential losses related to litigation in accordance with ASC 450, Contingencies. As of December 31, 2012 and 2011, reserves provided for potential losses related to litigation matters were not material.

Leases

        Operating Companies have non-cancelable operating leases covering office space. All but one of the office space leases are subject to escalation clauses based on specified costs incurred by the respective landlords and contain renewal elections. Rent expense calculated on a straight-line basis for the Group was $13,338, $12,751 and $12,006 for the three years ended December 31, 2012, 2011 and 2010, respectively, and is reported in occupancy, depreciation and amortization expenses in the consolidated statements of comprehensive income. As of December 31, 2012, the Company's minimum annual lease commitments were as follows:

Year
2013	$12,638
2014	9,873
2015	8,892
2016	8,093
2017	7,068
Thereafter	7,748

$54,312

Guarantees

        Certain of the Operating Companies provide guarantees to securities clearing houses and exchanges which meet the accounting definition of a guarantee under ASC 460, Guarantees. Under the

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

15. Commitments, Contingencies and Guarantees (Continued)

standard membership agreement, members are required to guarantee collectively the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Operating Companies' liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for these Operating Companies to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statements of financial condition for these arrangements.

        In connection with its retail brokerage business, IB LLC performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its obligation, IB LLC must fulfill the customer's obligation with the trade counterparty. No contingent liability is carried on the consolidated statements of financial condition for such customer obligations.

Other Commitments

        Certain clearing houses and clearing banks and firms used by certain Operating Companies are given a security interest in certain assets of those Operating Companies held by those clearing organizations. These assets may be applied to satisfy the obligations of those Operating Companies to the respective clearing organizations.

16. Segment and Geographic Information

        IBG, Inc. operates in two business segments, market making and electronic brokerage. The Company conducts its market making business principally through its Timber Hill subsidiaries on the world's leading exchanges and market centers, primarily in exchange-traded equities, equity options and equity-index options and futures. IBG, Inc. conducts its electronic brokerage business through its Interactive Brokers subsidiaries, which provide electronic execution and clearing services to customers worldwide.

        Significant transactions and balances between the Operating Companies occur, primarily as a result of certain Operating Companies holding exchange or clearing organization memberships, which are utilized to provide execution and clearing services to affiliates. Charges for transactions between segments are designed to approximate full costs. Intra-segment and intra-region income and expenses and related balances have been eliminated in this segment and geographic information to accurately reflect the external business conducted in each segment or geographical region. Corporate items include non-allocated corporate income and expenses that are not attributed to segments for performance measurement, corporate assets and eliminations.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

16. Segment and Geographic Information (Continued)

        Management believes that the following information by business segment provides a reasonable representation of each segment's contribution to total net revenues and income before income taxes for the three years ended December 31, 2012, and to total assets as of December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Net revenues:
Electronic brokerage	$670,407	$691,475	$547,272
Market making	459,626	698,471	379,180
Corporate and eliminations	487	(31,634)	(4,344)

Total net revenues	$1,130,520	$1,358,312	$922,108

Income before income taxes:
Electronic brokerage	$341,704	$370,325	$273,996
Market making	188,613	413,142	88,194
Corporate and eliminations	(3,317)	(42,399)	(24,775)

Total income before income taxes	$527,000	$741,068	$337,415

	December 31, 2012	December 31, 2011	December 31, 2010
Segment assets:
Electronic brokerage	$25,741,495	$20,707,771	$17,356,632
Market making	12,730,811	14,389,427	14,609,564
Corporate and eliminations	(5,272,749)	(4,692,833)	(3,466,157)

Total assets	$33,199,557	$30,404,365	$28,500,039

        The Company operates its automated global business in U.S. and international markets on more than 100 exchanges and market centers. A significant portion of IBG, Inc.'s net revenues are generated by subsidiaries operating outside the United States. International operations are comprised of market making and electronic brokerage activities in 23 countries in Europe, Asia and North America (outside

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

16. Segment and Geographic Information (Continued)

the United States). The following table presents total net revenues and income before income taxes by geographic area for the three years ended December 31, 2012:

	Year ended December 31,
	2012	2011	2010
Net revenues:
United States	$836,910	$980,146	$753,983
International	294,519	418,024	176,854
Corporate and eliminations	(909)	(39,858)	(8,729)

Total net revenues	$1,130,520	$1,358,312	$922,108

Income before income taxes:
United States	$443,016	$608,709	$407,481
International	88,462	182,635	(41,197)
Corporate and eliminations	(4,478)	(50,276)	(28,869)

Total income before income taxes	$527,000	$741,068	$337,415

17. Regulatory Requirements

        At December 31, 2012, aggregate excess regulatory capital for all of the Operating Companies was $2.56 billion.

        TH LLC and IB LLC are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act and the CFTC's minimum financial requirements (Regulation 1.17), and THE is subject to the Swiss Financial Market Supervisory Authority eligible equity requirement. Additionally, THSHK is subject to the Hong Kong Securities Futures Commission liquid capital requirement, THA is subject to the Australian Stock Exchange liquid capital requirement, THC and IBC are subject to the Investment Industry Regulatory Organization of Canada risk adjusted capital requirement, IBUK is subject to the U.K. Financial Services Authority financial resources requirement, IBI is subject to the National Stock Exchange of India net capital requirements and IBSJ is subject to the Japanese Financial Supervisory Agency capital requirements. The following table summarizes capital, capital requirements and excess regulatory capital (millions):

	Net Capital/ Eligible Equity	Requirement	Excess
IB LLC	$1,633	$219	$1,414
TH LLC	394	42	352
THE	646	211	435
Other regulated Operating Companies	379	24	355

	$3,052	$496	$2,556

        At December 31, 2012, all of the regulated Operating Companies were in compliance with their respective regulatory capital requirements.

Interactive Brokers Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(In U.S. dollars (thousands), except shares and per share amounts, unless otherwise noted)

17. Regulatory Requirements (Continued)

        Regulatory capital requirements could restrict the Operating Companies from expanding their business and declaring dividends if their net capital does not meet regulatory requirements. Also, certain entities within IBG, Inc. are subject to other regulatory restrictions and requirements.

18. Related Party Transactions

        Receivable from affiliate represents amounts advanced to Holdings and payable to affiliate represents amounts payable to Holdings under the Tax Receivable Agreement (Note 4).

        Included in receivable from and payable to customers in the accompanying consolidated statements of financial condition as of December 31, 2012 and 2011 were accounts receivable from directors, officers and their affiliates of $1,139 and $1,291 and payables of $744,990 and $510,623, respectively.

19. Subsequent Events

        As required by ASC 855-10-50, the Company has evaluated subsequent events for adjustment to or disclosure in its consolidated financial statements through the date the consolidated financial statements were issued.

        No recordable or disclosable events, not otherwise reported in these financial statements or the notes thereto, occurred.

*****

SUPPLEMENTARY DATA

Unaudited Quarterly results

        The Company's unaudited quarterly results for 2012 and 2011 reflect the consolidated operating results of IBG, Inc. and its subsidiaries.

	2012 Quarterly Data
	First	Second	Third	Fourth
Revenues	$323.1	$277.0	$332.8	$259.6
Interest expense	19.2	16.1	14.2	12.5

Net Revenues	303.9	260.9	318.6	247.1

Non-interest expenses:
Execution and clearing	64.6	66.2	61.7	58.5
Employee compensation and benefits	62.7	59.8	57.7	64.3
Other	26.9	26.4	26.6	28.1

Total non-interest expenses	154.2	152.4	146.0	150.9

Income before income taxes	149.7	108.5	172.6	96.2
Income tax expense	8.7	11.0	14.7	(4.4)
Non-controlling interests	129.9	89.5	145.4	91.5

Net Income	$11.1	$8.0	$12.5	$9.1

Basic earnings per share	$0.27	$0.17	$0.26	$0.19

Diluted earnings per share	$0.27	$0.17	$0.26	$0.19

Net Income	$11.1	$8.0	$12.5	$9.1
Other comprehensive income (loss):
Cumulative translation adjustment, before income taxes	4.1	(5.8)	3.0	0.9
Income taxes related to items of other comprehensive income(1)	1.5	(2.1)	1.1	(9.6)

Other comprehensive income (loss), net of tax	2.6	(3.7)	1.9	10.5

Comprehensive income attributable to common stockholders	$13.7	$4.3	$14.4	$19.6

Comprehensive income attributable to non-controlling interests:
Net income attributable to non-controlling interests	$129.9	$89.5	$145.4	$91.5
Other comprehensive income (loss)—cumulative translation adjustment	31.6	(43.6)	22.0	7.1

Comprehensive income attributable to non-controlling interests	$161.5	$45.9	$167.4	$98.6

(1)
The Company determined that deferred income taxes had been provided for on OCI for certain of its foreign subsidiaries in error. Accordingly, deferred income taxes of $9.2 million, previously provided on OCI in periods from 2007 through 2011, were reversed, in this table, in the fourth quarter of 2012.

	2011 Quarterly Data
	First	Second	Third	Fourth
Revenues	$385.6	$321.4	$408.9	$328.7
Interest expense	17.7	24.5	23.3	20.8

Net Revenues	367.9	296.9	385.6	307.9

Non-interest expenses:
Execution and clearing	66.2	66.1	82.1	66.9
Employee compensation and benefits	52.4	52.6	56.2	55.1
Other	27.3	29.1	29.5	33.7

Total non-interest expenses	145.9	147.8	167.8	155.7

Income before income taxes	222.0	149.1	217.8	152.2
Income tax expense	18.7	12.5	15.3	7.4
Non-controlling interests	187.0	127.1	180.0	131.2

Net Income	$16.3	$9.5	$22.5	$13.6

Basic earnings per share	$0.39	$0.22	$0.48	$0.29

Diluted earnings per share	$0.39	$0.22	$0.48	$0.29

Net Income	$16.3	$9.5	$22.5	$13.6
Other comprehensive income (loss):
Cumulative translation adjustment, before income taxes	1.9	6.1	(10.1)	(2.4)
Income taxes related to items of other comprehensive income	0.7	2.2	(3.7)	(1.0)

Other comprehensive income (loss), net of tax	1.2	3.9	(6.4)	(1.4)

Comprehensive income attributable to common stockholders	$17.5	$13.4	$16.1	$12.2

Comprehensive income attributable to non-controlling interests:
Net income attributable to non-controlling interests	$187.0	$127.1	$180.0	$131.2
Other comprehensive income (loss)—cumulative translation adjustment	16.6	50.1	(75.9)	(18.6)

Comprehensive income attributable to non-controlling interests	$203.6	$177.2	$104.1	$112.6

ITEM 9.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None.

ITEM 9A.    CONTROLS AND PROCEDURES

Restatement of Prior Period Financial Statements Filed

        As reported in the Company's Amended 2011 Annual Report on Form 10-K/A, filed on August 31, 2012, on August 13, 2012, the Audit Committee of the Board of Directors of the Company and management concluded that the consolidated financial statements for the three years ended December 31, 2011 included in the Company's 2011 Annual Report on Form 10-K filed February 29, 2012 (the "Original Filing.") should no longer be relied upon and should be restated.

        This restatement was made as a result of the Company concluding that its interpretation of accounting guidance (contained in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC or the "Codification") 480-10-S99, formerly FASB Emerging Issues Task Force Topic D-98) pertaining to cash redemption provisions regarding redeemable noncontrolling interests had been incorrect, resulting in an error in previously issued consolidated financial statements. This error had no effect on reported net income attributable to common stockholders or cash flows, but did affect the classification of redeemable noncontrolling interests in IBG LLC attributable to Holdings from the Company's May 3, 2007 initial public offering through June 6, 2012, as described in Note 21 to the consolidated financial statements contained in Part II, Item 8 of the Company's Amended 2011 Annual Report. As a result of this change in the classification of redeemable noncontrolling interests, the calculation of earnings per share was affected.

        In addition to the change in classification relating to the reporting of redeemable noncontrolling interests attributable to Holdings described above, the Company corrected other errors that had been previously identified that affected previously issued financial statements. These items included errors in recording share issuances under stock compensation award plans, which was corrected in connection with the preparation of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and adjustments to record the timely recognition of the effect of equity award plan forfeiture provisions, which error was corrected in the Company's Original Filing. Both of these corrections were disclosed as immaterial restatements in the respective original filings.

Evaluation of Disclosure Controls and Procedures

        The Company has evaluated, under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2012. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2012 due to a material weakness that exists within the Company's internal control over financial reporting related to the review and interpretation of complex accounting issues. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

        Notwithstanding the material weakness described above, the Company has performed additional detailed procedures and analysis and other post-closing procedures during the preparation of the Company's consolidated financial statements, and our management has concluded that the Company's consolidated financial statements contained in this Annual Report on Form 10-K present fairly the

Company's financial condition, results of operations and cash flows as of December 31, 2012 and for the year then ended in all material respects, in accordance with U.S. GAAP.

Management's Assessment of Internal Control Over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding reliability of financial reporting and preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP.

        Under the supervision and with the participation of the Company's CEO and the CFO, and including consideration of the implementation of the Remediation Plan described in the following section, management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15, as of December 31, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on management's assessment and given the insufficient amount of time to implement fully the remediation plan, management has concluded that the Company's internal control over financial reporting related to the review and interpretation of complex accounting issues was not effective as of December 31, 2012.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2012, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Remediation Plan

        Management is actively addressing and has made significant progress toward remediating the above material weakness, employing an approach that is aimed at creating a robust framework for the design and implementation of all relevant controls. The steps taken to improve the Company's internal control over financial reporting related to the review and interpretation of complex accounting issues include the following:

  Actions taken regarding restatement issues

  •
  Implemented a comprehensive review of the Company's accounting for noncontrolling interests and stock compensation.

  •
  Reviewed and amended the Exchange Agreement on June 6, 2012 eliminating the cash redemption option.

  •
  Requested and received an interpretation of this accounting issue from the Office of the Chief Accountant of the SEC to clarify the requirements under this accounting guidance.

  Remediation plan

  •
  Enhanced the existing policy requiring a quarterly review by the Chief Financial Officer ("CFO") and Chief Accounting Officer ("CAO") of significant transactions and official accounting guidance applied to the Company's financial statements. The primary element of this enhancement was the formation of a formal Accounting Policy Committee (the "APC") in September 2012, comprised of nine (9) experienced subject matter experts from within the Company's accounting, tax and regulatory disciplines, and includes the CFO and CAO. The APC is responsible for assessing the possible effects of such transactions and accounting guidance on the Company's financial statements and to report the results of its assessments to management and to the Audit Committee.

  •
  The results of these assessments have been and will be reviewed quarterly with the Company's Audit Committee and, where the assessments indicate that further research and evaluation are required, the CFO and the CAO will recommend to the Audit Committee whether they believe the Company has sufficient professional resources to address the issues internally or if external professional resources are required.

  •
  Established a policy requiring consideration of consultation with accounting policy or other subject matter experts, not affiliated with the Company's independent accountants, on future complex accounting interpretations should they arise from the above assessments.

  •
  When further research and evaluation of accounting policy issues is undertaken, whether conducted internally or through external consultation with accounting policy or other experts, the results of such research and evaluation will be reported to the Company's Audit Committee.

        In addition, under the direction of the Audit Committee, management will continue to review and make necessary changes to the overall design of the Company's internal control environment, as well as to policies and procedures to improve the overall effectiveness of internal control over financial reporting.

Changes to Internal Control Over Financial Reporting

        There have been no changes in our internal control over financial reporting other than those described above for the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Interactive Brokers Group, Inc.
Greenwich, CT

        We have audited the internal control over financial reporting of Interactive Brokers Group, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: the Company's review and interpretation of complex accounting issues were not sufficiently designed to prevent or detect a material misstatement. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

        In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2012, of the Company and our report dated March 8, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP
New York, New York
March 8, 2013

ITEM 9B.    OTHER INFORMATION

        Not applicable.

PART III

ITEM 10.    DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

        Information related to the Company's directors and nominees under the following captions in the Company's Proxy Statement is incorporated by reference herein.

  •
  "Item 1—Election of Directors"

  •
  "Item 1—Election of Directors—Board Meetings and Committees"

Code of Ethics

        IBG, Inc.'s Code of Ethics and Business Conduct applies to all directors, officers and employees, including its Chief Executive Officer, its Chief Financial Officer and its Controller. Information relating to our Code of Business Conduct and Ethics is included in Part I, Item 1 of this Annual Report on Form 10-K. We will post any amendments to the Code of Ethics and Business Conduct, and any waivers that are required to be disclosed by the rules of either the SEC or NASDAQ on the investor relations section of our website located at www.interactivebrokers.com/ir.

ITEM 11.    EXECUTIVE COMPENSATION

        Information relating to director and executive officer compensation under the following captions in the Company's Proxy Statement is incorporated by reference herein.

  •
  "Compensation of Directors"

  •
  "Executive Compensation"

ITEM 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

        Other information relating to security ownership of certain beneficial owners and management is set forth under the caption "Beneficial Ownership of Directors, Executive Officers and Owners of More than Five Percent" in the Company's Proxy Statement and such information is incorporated by reference herein

ITEM 13.    TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

        Information regarding certain relationships and related transactions under the following caption in the Company's Proxy Statement and such information is incorporated by reference herein.

  •
  "Certain Relationships and Related Transactions"

ITEM 14.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Information regarding principal accounting fees and under the following caption in the Company's Proxy Statement is incorporated by reference herein.

  •
  "Item 2—Ratification of Appointment of Independent Registered Public Accounting Firm"

 PART IV

ITEM 15.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this report

1.     Consolidated Financial Statements

        The consolidated financial statements required to be filed in the Annual Report on Form 10-K are listed on page F-1 hereof and in Part II, Item 8 hereof.

2.     Financial Statement Schedule

        The financial statement schedule required in the Annual Report on Form 10-K is listed on page F-1 hereof. The required schedule appears on pages F-1 through F-5 hereof.

3.     Exhibits

Exhibit Number	Description
10.1	Amended and Restated Operating Agreement of IBG LLC (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2007 filed by the Company on June 15, 2007).**
10.2
Form of Limited Liability Company Operating Agreement of IBG Holdings LLC (filed as Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on February 12, 2007).**
10.3
Exchange Agreement by and among Interactive Brokers Group, Inc., IBG Holdings LLC, IBG LLC and the Members of IBG LLC (filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2009 filed by the Company on November 11, 2009).**
10.4
Tax Receivable Agreement by and between Interactive Brokers Group, Inc. and IBG Holdings LLC (filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2007 filed by the Company on June 15, 2007).**
10.5	Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (filed as Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on April 4, 2007).**+
10.6	Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan. (filed as Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on April 4, 2007).**+
10.7	Interactive Brokers Group, Inc. Amendment to the Exchange Agreement . (filed as Exhibit 10.1 to the Form 8-K filed by the Company on June 6, 2012).**+
11.1
Statement Re; Computation of Earnings per Common Share (the calculation of per share earnings is disclosed in Part II, Item 8, Note 4 to the Consolidated Financial Statements "Equity and Earnings per Share" and is omitted in accordance with Section (b)(11) of Regulation S-K)
21.1	Subsidiaries of ther registrant.
23.1	Consent of Independent Registered Public Accounting Firm.

Exhibit Number	Description
31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document*
101.SCH	XBRL Extension Schema*
101.CAL	XBRL Extension Calculation Linkbase*
101.DEF	XBRL Extension Definition Linkbase*
101.LAB	XBRL Extension Label Linkbase*
101.PRE	XBRL Extension Presentation Linkbase*

**
Previously filed; incorporated herein by reference.

+
These exhibits relate to management contracts or compensatory plans or arrangements.

*
Attached as Exhibit 101 to this Annual Report on Form 10-K for the annual period ended December 31, 2012, are the following materials formatted in XBRL (Extensible Business Reporting Language) (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statement of Changes in Stockholders' Equity and (v) Notes to the Consolidated Financial Statements tagged in detail levels 1-4.

ITEMS. 15    (a)(1) and 15 (a)(2) INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Interactive Brokers Group, Inc.
Greenwich, CT

        We have audited the consolidated financial statements of Interactive Brokers Group, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the Company's internal control over financial reporting as of December 31, 2012 (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness), and have issued our reports thereon dated March 8, 2013; such reports are included elsewhere in this Form 10-K. Our audits also included the financial statement schedule of the Company listed in the accompanying index at Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
New York, New York
March 8, 2013

INTERACTIVE BROKERS GROUP, INC.

(Parent Company Only)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

As of December 31, (in thousands, except share and per share amounts)	2012	2011
Assets
Cash and cash equivalents	$94	$18
Investments in subsidiaries, equity basis	568,038	552,214
Receivable from affiliates	49	11,759
Other assets	288,687	303,926

Total assets	$856,868	$867,917

Liabilities and stockholders' equity (deficit)
Liabilities:
Payable to affiliates	$258,291	$1,316,851
Accrued expenses and other liabilities	79	10,567

	258,370	1,327,418

Stockholders' equity (deficit):
Common stock, $0.01 par value per share:
Class A—Authorized—1,000,000,000, Issued—47,797,844 and 46,061,256 shares, Outstanding—47,499,739 and 45,576,791 shares at December 31, 2012 and 2011	478	460
Class B—Authorized, Issued and Outstanding—100 shares at December 31, 2012 and 2011	—	—
Additional paid-in capital	493,912	—
Retained earnings (accumulated deficit), including accumulated other comprehensive income of $29,754 and $18,487 at December 31, 2012 and 2011	111,826	(446,651)
Treasury stock, at cost, 298,105 and 484,465 shares at December 31, 2012 and 2011	(7,718)	(13,310)

Total stockholders' equity (deficit)	598,498	(459,501)

Total liabilities and stockholders' equity (deficit)	$856,868	$867,917

See accompanying notes to the condensed financial statements.

INTERACTIVE BROKERS GROUP, INC.
(Parent Company Only)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, (in thousands)	2012	2011	2010
Revenues—dividends, interest and other	$—	$5,217	$1,056

Expenses:
Interest expense	—	—	2
Other	—	6	5
Delaware franchise taxes	180	180	165

Total expenses	180	186	172

Income (loss) before equity in income of subsidiary	(180)	5,031	884
Equity in income (loss) of subsidiary, net of tax	40,848	56,827	(10,434)

Net income (loss)	$40,668	$61,858	$(9,550)

Net income (loss) attributable to common stockholders	$40,668	$61,858	$(9,550)
Cumulative translation adjustment, net of tax	11,267	(2,650)	10,223

Comprehensive income attributable to common stockholders	$51,935	$59,208	$673

See accompanying notes to the condensed financial statements.

INTERACTIVE BROKERS GROUP, INC.
(Parent Company Only)

CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31, (in thousands)	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$40,668	$61,858	$(9,550)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in income of subsidiary	(40,848)	(56,827)	10,434
Deferred income taxes	17,283	17,768	18,890
Changes in operating assets and liabilities	(21,337)	(33,207)	(63,328)

Net cash used in operating activities	(4,234)	(10,408)	(43,554)

Cash flows from investing activities	70,608	23,573	118,955

Cash flows from financing activities	(66,298)	(13,472)	(75,589)

Net decrease in cash and cash equivalents	76	(307)	(188)
Cash and cash equivalents at beginning of year	18	325	513

Cash and cash equivalents at end of year	$94	$18	$325

Supplemental disclosures of cash flow information:
Interest paid	$—	$—	$2

Taxes paid	$—	$24,403	$5,311

See accompanying notes to the condensed financial statements.

INTERACTIVE BROKERS GROUP, INC.
(Parent Company Only)

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

        The accompanying condensed financial statements (the "Parent Company Financial Statements") of Interactive Brokers Group, Inc. ("IBG, Inc."), a Delaware holding company, including the notes thereto, should be read in conjunction with the consolidated financial statements of Interactive Brokers Group, Inc. and subsidiaries (the "Company") and the notes thereto. IBG, Inc.'s primary operating asset is its ownership interest in IBG LLC, an automated global market maker and electronic broker specializing in routing orders and processing trades in securities, futures and foreign exchange instruments.

        The preparation of the Parent Company Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the condensed financial statements and accompanying notes. Actual results could differ materially from those estimates.

Income Taxes

        Refer to Note 2 to the consolidated financial statements.

2. Transactions with Affiliates

        As of December 31, 2012 and 2011, receivables from IBG LLC of $49 and $11,700 related to the lending of excess funds at variable rates to IBG LLC for use in its operations. Interest earned for the three years ended December 31, 2012, 2011 and 2010 was $0, $68 and $164, respectively. Dividends received from IBG LLC for the three years ended December 31, 2012, 2011 and 2010 were $70,608, $23,573 and $118,955, respectively.

        As of December 31, 2012 and 2011, respectively, payable to affiliates of $258,566 and $1,316,851 consisted in part of amounts payable to Holdings under the Tax Receivable Agreement of $258,566 and $271,602, respectively. As of December 31, 2011 this payable amount also included the difference between the redemption value of noncontrolling interests in IBG LLC attributable to Holdings of $1,045,249 and their book value (refer to Note 4 to the consolidated financial statements).

3. Stockholders' Equity

        Refer to Note 4 to the consolidated financial statements.

4. Employee Stock Plans

        Refer to Note 12 to the consolidated financial statements.

5. Commitments, Contingencies and Guarantees

        Refer to Note 15 to the consolidated financial statements.

6. Subsequent Events

        As required by ASC 855-10-50 the Company has evaluated subsequent events for adjustment to or disclosure in its condensed financial statements through the date the financial statements were issued. No recordable or disclosable events, not otherwise reported in these condensed financial statements or the notes thereto, occurred.

SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERACTIVE BROKERS GROUP, INC.
/s/ PAUL J. BRODY
Name:	Paul J. Brody
Title:	Chief Financial Officer, Treasurer and Secretary
(Signing both in his capacity as a duly authorized officer and as principal financial officer of the registrant)

Date: March 8, 2013

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS PETERFFY Thomas Peterffy	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	March 8, 2013
/s/ PAUL J. BRODY Paul J. Brody	Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial Officer)	March 8, 2013
/s/ TIMOTHY E. ROGERS Timothy E. Rogers	Controller (Principal Accounting Officer)	March 8, 2013
/s/ LAWRENCE E. HARRIS Lawrence E. Harris	Director	March 8, 2013
/s/ HANS R. STOLL Hans R. Stoll	Director	March 8, 2013
/s/ IVERS W. RILEY Ivers W. Riley	Director	March 8, 2013

 EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Organization
IBG LLC	Connecticut, U.S.A.

        The following is a list of subsidiaries of IBG LLC:

Name	Jurisdiction of Organization
Timber Hill LLC(1)	Connecticut, U.S.A.
Interactive Brokers LLC(2)	Connecticut, U.S.A.
Interactive Brokers Canada Inc.	Canada
Interactive Brokers (U.K.) Limited	United Kingdom
Timber Hill Europe AG	Switzerland
Timber Hill Securities Hong Kong Limited	Hong Kong
Timber Hill Australia Pty Limited	Australia
Timber Hill Canada Company	Canada
Interactive Brokers Hungary Kft	Hungary
IB Exchange Corp.	Delaware, U.S.A.
Interactive Brokers (India) Private Limited(3)	India
Interactive Brokers Financial Products S.A.	Luxembourg
Interactive Brokers Securities Japan, Inc.	Japan
Interactive Brokers Software Services Estonia	Estonia
Interactive Brokers Software Services Russia	Russia
IB Brasil Participacoes Ltda	Brazil

(1)
IBG LLC owns 99.99% and Thomas Peterffy owns 0.01%.

(2)
IBG LLC owns 99.9% and Thomas Peterffy owns 0.1%.

(3)
IB Exchange Corp. owns 0.01%

        The following is a list of subsidiaries of Timber Hill Europe AG:

Name	Jurisdiction of Organization
Timber Hill (U.K.) Limited	United Kingdom
Timber Hill (Mauritius) Limited	Mauritius

        The following is a list of subsidiaries of Interactive Brokers LLC:

Name	Jurisdiction of Organization
Interactive Brokers Corp.	Connecticut, U.S.A.

 EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in Registration Statement No. 333-174913 on Form S-8 of our reports dated March 8, 2013, relating to the consolidated financial statements and financial statement schedule of Interactive Brokers Group, Inc. (the "Company"), and our report dated March 8, 2013 relating to internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 10-K of Interactive Brokers Group, Inc. for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP
New York, New York
March 8, 2013

 EXHIBIT 31.1

CERTIFICATION

I, Thomas Peterffy, certify that:

1.
I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2012 of Interactive Brokers Group, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:	/s/ THOMAS PETERFFY
Name:	Thomas Peterffy
Title:	Chairman, Chief Executive Officer and President

Date: March 8, 2013

 EXHIBIT 31.2

CERTIFICATION

I, Paul J. Brody, certify that:

1.
I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2012 of Interactive Brokers Group, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:	/s/ PAUL J. BRODY
Name:	Paul J. Brody
Title:	Chief Financial Officer, Treasurer and Secretary

Date: March 8, 2013

 EXHIBIT 32.1

CERTIFICATION

        Pursuant to 18 U.S.C. § 1350, the undersigned officer of Interactive Brokers Group, Inc. (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ THOMAS PETERFFY
Name:	Thomas Peterffy
Title:	Chairman, Chief Executive Officer and President

Date: March 8, 2013

        The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

 EXHIBIT 32.2

CERTIFICATION

        Pursuant to 18 U.S.C. § 1350, the undersigned officer of Interactive Brokers Group, Inc. (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ PAUL J. BRODY
Name:	Paul J. Brody
Title:	Chief Financial Officer, Treasurer and Secretary

Date: March 8, 2013

        The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Public Stockholders Members of IBG Holdings LLC Interactive Brokers Group, Inc. IBG Holdings LLC IBG LLC 100% economic interest 11.9% voting interest 88.1% voting interest 11.9% economic interest 88.1% economic interest Operating Subsidiaries of IBG LLC Officers and Directors Thomas Peterffy Chairman of the Board of Directors, Chief Executive Officer Earl H. Nemser Vice Chairman and Director Paul J. Brody Chief Financial Officer, Treasurer, Secretary and Director Thomas A. Frank Executive Vice President and Chief Information Officer Milan Galik Senior Vice President, Software Development and Director Lawrence E. Harris Director Hans R. Stoll Director Ivers W. Riley Director Richard Gates Director Annual Meeting The annual meeting will be held on April 25, 2013 at 9:30 a.m. EDT in Greenwich, CT. Corporate Headquarters One Pickwick Plaza Greenwich, CT 06830 (877) 442-2757 Transfer Agent and Registrar Computershare Trust Company, N.A. (800) 662-7232 Independent Registered Public Accounting Firm Deloitte & Touche LLP Common Stock Our stock is listed on the NASDAQ Global Select Market under the symbol “IBKR” Corporate Website www.interactivebrokers.com Investor Relations investor-relations@interactivebrokers.com (203) 618-4070 Media media@interactivebrokers.com (203) 913-1369 Corporate Information Organizational Structure

Sales Office Locations Greenwich, CT Jersey City, NJ Chicago, IL San Francisco, CA Montreal, Canada Sydney, Australia Hong Kong Zug, Switzerland London, United Kingdom Mumbai, India Tokyo, Japan